Form 10-K, Exhibit 13
period 1993-12-31
BHC COMMUNICATIONS INC
filed 1994-03-31
CIK 855433

Stock Price, Dividend and Related Information


    BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 28, 1994, there were 7,558 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

- --------------------------------------------------------------------------------
                                  First      Second       Third      Fourth
                                 Quarter     Quarter     Quarter     Quarter
                                 -------------------------------------------
     1993
     High .................      69 3/8       74          80          82 3/4
     Low ..................      59 1/4       67 3/8      70 3/8      75 3/4

     1992
     High .................      59 1/8       60 1/2      62 1/8      62 3/4
     Low ..................      53 7/8       56 7/8      57 1/2      58 3/4

    BHC paid a special cash dividend of $2.00 per share in January 1993. This was the only dividend paid by BHC since it became a public company in January 1990. BHC has no current plan to pay future cash dividends.


Quarterly Financial Information
(Unaudited)

BHC Communications, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

                                     (In Thousands of Dollars except per Share Data)
                               ---------------------------------------------------------
                                 First      Second      Third       Fourth
                                Quarter     Quarter     Quarter     Quarter      Year
                               ---------------------------------------------------------
Year Ended December 31, 1993
Operating revenues .........   $  89,581   $ 113,199   $ 100,216   $ 109,003   $ 411,999
Operating income ...........       8,796      25,044      24,480      20,942      79,262
Income associated with Time
    Warner Inc. securities .     108,413     132,986      12,340       2,883     256,622
Income before income taxes
    and minority interest ..     124,965     168,207      48,816      49,236     391,224
Net income .................      75,918      92,639      24,516      31,213     224,286
Net income per share .......       $2.92       $3.58        $.95       $1.21       $8.67

Year Ended December 31, 1992
Operating revenues .........   $  55,662   $  69,502   $  78,358   $ 104,361   $ 307,883
Operating income (loss) ....     (11,057)      9,494      10,701      13,224      22,362
Income associated with Time
    Warner Inc. securities .      21,522      21,494      22,535      28,508      94,059
Income before income taxes
    and minority interest ..      22,301      41,345      41,893      47,256     152,795
Net income .................      17,925      28,990      28,650      33,730     109,295
Net income per share .......        $.65       $1.08       $1.08       $1.29       $4.09


Report of Independent Accountants


To the Board of Directors and Shareholders of BHC Communications, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of BHC Communications, Inc. for the year ended December 31, 1991 were audited by other independent accountants whose report dated February 10, 1992 expressed an unqualified opinion on those statements.


/s/ Price Waterhouse


New York, New York
February 8, 1994

Consolidated Balance Sheets

BHC Communications, Inc. and Subsidiaries



- --------------------------------------------------------------------------------
                                                      (In Thousands of Dollars)
                                                      -------------------------
                                                             December 31,
                                                      -------------------------
                                                          1993         1992
                                                      -------------------------
Assets
Current Assets:
         Cash and cash equivalents ................   $   35,371   $  172,882
         Marketable securities (substantially
             all U.S. Government and,
             in 1992, securities redeemed) ........    1,471,158      793,700
         Accounts receivable, less allowance for
             doubtful accounts of $5,944 and $4,572       85,376       77,963
         Film contract and prepaid broadcast rights       98,882      104,128
         Prepaid expenses and other current assets        54,518       47,683
             Total current assets .................    1,745,305    1,196,356
   Noncurrent Marketable Securities ...............         --        450,022
   Film Contract Rights,
         including deposits, less estimated portion
         to be used within one year ...............       87,197       83,390
   Property and Equipment, at cost:
         Land, buildings and improvements .........       35,373       33,161
         Equipment ................................       86,429       81,904
                                                         121,802      115,065
             Less-Accumulated depreciation ........       69,767       62,938
                                                          52,035       52,127
   Intangible Assets ..............................      342,395      349,098
   Other Assets ...................................       14,606        4,045
                                                      $2,241,538   $2,135,038

- --------------------------------------------------------------------------------
                                                      (In Thousands of Dollars)
                                                      -------------------------
                                                             December 31,
                                                      -------------------------
                                                          1993         1992
                                                      -------------------------

Liabilities and Shareholders' Investment
Current Liabilities:
      Film contracts payable within one year .....    $  112,798    $  139,731
      Dividend payable ...........................          --          51,893
      Accounts payable and accrued expenses ......        81,834        62,148
      Income taxes payable .......................        69,340        68,014
          Total current liabilities ..............       263,972       321,786
Film Contracts Payable after One Year ............        95,699       131,803
Other Long-Term Liabilities ......................        15,563        17,402
Minority Interest ................................        87,483        73,599
Commitments and Contingencies (Note 7)

Shareholders' Investment:
      Class A common stock-par value $.01
          per share; authorized 200,000,000
          shares; outstanding 7,723,418 and
          8,172,808 shares .......................            77            82
      Class B common stock-par value $.01
          per share; authorized 200,000,000
          shares; outstanding 18,000,000 shares ..           180           180
      Capital surplus ............................        98,182       133,934
      Retained earnings ..........................     1,686,532     1,462,246
      Treasury stock-122,991 and 119,820
          Class A common shares, at cost .........        (6,150)       (5,994)
                                                       1,778,821     1,590,448
                                                      $2,241,538    $2,135,038



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income

BHC Communications, Inc. and Subsidiaries




- --------------------------------------------------------------------------------
                                           (In Thousands except per Share Data)
                                           -------------------------------------
                                                   Year Ended December 31,
                                           -------------------------------------
                                                1993        1992        1991
                                           -------------------------------------
Operating Revenues .......................   $ 411,999   $ 307,883   $ 262,568
                                             ---------   ---------   ---------
Operating Expenses:

    Television expenses ..................     230,088     208,031     199,056
    Selling, general and administrative ..     102,649      77,490      62,995
                                               332,737     285,521     262,051
        Operating income .................      79,262      22,362         517

Other Income:
    Income associated with
        Time Warner Inc. securities, net .     256,622      94,059      87,657
    Interest and other income, net .......      55,340      36,374      57,311
                                               311,962     130,433     144,968

        Income before provision for income
            taxes and minority interest ..     391,224     152,795     145,485

Provision for Income Taxes ...............     146,900      36,100      34,900
        Income before minority interest ..     244,324     116,695     110,585

Minority Interest ........................     (20,038)     (7,400)     (2,470)
        Net income .......................   $ 224,286   $ 109,295   $ 108,115
Net Income per Share .....................   $    8.67   $    4.09   $    3.89
Average Common Shares Outstanding ........      25,882      26,734      27,790


The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

BHC Communications, Inc. and Subsidiaries





- ----------------------------------------------------------------------------------------------------
                                                                       (In Thousands of Dollars)
                                                                   ---------------------------------
                                                                        Year Ended December 31,
                                                                   ---------------------------------
                                                                      1993        1992        1991
                                                                   ---------------------------------
Cash Flows from Operating Activities:
      Net income ...............................................   $ 224,286   $ 109,295   $ 108,115
      Adjustments to reconcile net income to net cash
          provided from (used in) operating activities:
              Film contract amortization .......................     102,768     117,659     134,756
              Film contract payments ...........................    (147,557)   (103,174)   (108,480)
              Prepayment of broadcast rights ...................     (34,426)       --          --
              Depreciation and other amortization ..............      20,430      12,667       7,639
              Gain on disposition of Time Warner Inc. securities    (219,373)     (8,082)     (5,471)
              Minority interest ................................      20,038       7,400       2,470
              Other (primarily noncash Time Warner Inc.
                  dividend income in 1992 and 1991) ............     (12,441)    (38,184)    (35,525)
              Changes in assets and liabilities,
                  net of amounts acquired in 1992 acquisition:
                      Accounts receivable ......................      (7,996)     11,128        (429)
                      Other assets .............................      (7,628)      8,917       5,724
                      Accounts payable and other liabilities ...       1,384     (14,200)      2,607
                      Income taxes .............................       4,688         877     (20,087)
                          Net cash provided from (used in)
                              operating activities .............     (55,827)    104,303      91,319
Cash Flows from Investing Activities:
      Disposition of marketable securities .....................     947,015     394,462      83,867
      Purchase of marketable securities ........................    (927,268)       --      (106,561)
      Purchase of Pinelands, Inc., net of cash acquired ........        --      (279,422)     (1,304)
      Capital expenditures, net ................................     (10,835)    (10,587)    (10,612)
      Other ....................................................      (4,515)       --          --
                          Net cash provided from (used in)
                              investing activities .............       4,397     104,453     (34,610)
Cash Flows from Financing Activities:
      Payment of special dividend ..............................     (51,893)       --          --
      Purchase of treasury stock ...............................     (25,428)    (86,479)    (32,623)
      Capital transactions of subsidiary .......................      (8,760)     (4,345)     (3,353)
                          Net cash used in financing activities      (86,081)    (90,824)    (35,976)
Net Increase (Decrease) in Cash and Cash Equivalents ...........    (137,511)    117,932      20,733
Cash and Cash Equivalents at Beginning of Year .................     172,882      54,950      34,217
Cash and Cash Equivalents at End of Year .......................   $  35,371   $ 172,882   $  54,950



The accompanying notes to consolidated financial statements are an integral part of these statements.


Consolidated Statements of Shareholders' Investment

BHC Communications, Inc, and Subsidiaries




- ------------------------------------------------------------------------------------------------------------------------------------
                                                          Treasury
                                 Outstanding Shares        Shares                     Dollar Amount (In Thousands)
                               -----------------------    --------   ---------------------------------------------------------------
                                Class A      Class B       Class A   Class A Class B   Capital    Retained      Treasury    Market
                                Common       Common        Common    Common  Common    Surplus    Earnings        Stock    Valuation
                                                                                                                            Account
                               -----------------------    --------   ---------------------------------------------------------------
Balance at
December 31, 1990 ........    10,280,265   18,000,000     (116,876)  $  103   $180   $ 253,858   $ 1,296,942   $ (5,844)  $(50,208)
Net income ...............          --           --           --       --       --        --         108,115       --         --
Noncurrent marketable
   securities valuation
   adjustment ............          --           --           --       --       --        --            --         --       50,208
Acquisition of treasury
   stock .................          --           --       (632,600)    --       --        --            --      (31,545)      --
Retirement of treasury
   stock .................      (632,600)        --        632,600       (7)    --     (31,538)         --       31,545       --
Capital transactions of
   subsidiary ............          --           --         (1,132)    --       --        (892)         --          (57)      --
Balance at
December 31, 1991 ........     9,647,665   18,000,000     (118,008)      96    180     221,428     1,405,057     (5,901)      --
Net income ...............          --           --           --       --       --        --         109,295       --         --
Dividend on common stock -
    2.00 per share .......          --           --           --       --       --        --         (52,106)      --         --
Acquisition of treasury
   stock .................          --           --     (1,474,857)    --       --        --            --      (86,479)      --
Retirement of treasury
   stock .................    (1,474,857)        --      1,474,857      (14)    --     (86,465)         --       86,479       --
Capital transactions of
   subsidiary ............          --           --         (1,812)    --       --      (1,029)         --          (93)      --
Balance at
December 31, 1992 ........     8,172,808   18,000,000     (119,820)      82    180     133,934     1,462,246     (5,994)      --
Net income ...............          --           --           --       --       --        --         224,286       --         --
Acquisition of treasury
   stock .................          --           --       (449,390)    --       --        --            --      (33,307)      --
Retirement of treasury
   stock .................      (449,390)        --        449,390       (5)    --     (33,302)         --       33,307       --
Capital transactions of
   subsidiary ............          --           --         (3,171)    --       --      (2,450)         --         (156)      --
Balance at
December 31, 1993 ........     7,723,418   18,000,000     (122,991)  $   77   $180   $  98,182   $ 1,686,532   $ (6,150)  $   --





The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

BHC Communications, Inc. and Subsidiaries




1. Summary of Significant Accounting Policies:
(A) Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of BHC Communications, Inc. and its subsidiaries. BHC is a majority owned (70.3% at December 31, 1993 and 69.1% at December 31, 1992) subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations (including WWOR, acquired August 1992 in the transaction described below), and through majority owned (54.3% at December 31, 1993 and 52.9% at December 31, 1992) United Television, Inc. (UTV), which operates five television stations. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as minority interest in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Intercompany accounts and transactions have been eliminated.

      In August 1992, BHC acquired all outstanding shares of Pinelands, Inc., other than the 4.9% of such shares which BHC had previously acquired. Pinelands owns and operates independent television station WWOR, which broadcasts into a tri-state area including New York City. The total acquisition price, including the cost of previously acquired Pinelands shares and expenses related to the acquisition, was approximately $313 million. The acquisition, funded from BHC's internal cash balances, has been accounted for as a purchase. Pinelands' assets and liabilities at the acquisition date have been recorded at their estimated fair values, and the excess of purchase price over the fair value of net assets acquired, totalling $305,897,000, is being amortized on a straight-line basis over 40 years. The following unaudited pro forma consolidated financial information for 1992 and 1991 has been prepared as if the acquisition had occurred at the beginning of each year. Such pro forma information does not purport to be indicative of the results of operations that actually would have been obtained if the acquisition had occurred on the dates indicated or that may be obtained in the future (in thousands except per share amounts).
- --------------------------------------------------------------------------------
                                                       Year Ended December 31,
                                                   -----------------------------
                                                      1992                1991
                                                   -----------------------------
Operating revenues .....................           $ 399,803           $ 425,473
Net income .............................           $  97,714           $ 104,775
Net income per share ...................           $    3.66           $    3.77

(B) Financial Instruments

      Cash and cash equivalents totalled $35,371,000 at December 31, 1993 and $172,882,000 at December 31, 1992. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

      Marketable securities are carried at cost, and related fair values are based on quoted market prices. Current marketable securities consist primarily of (i) U.S. Government securities totalling $1,372,602,000 at December 31, 1993 and $536,013,000 at December 31, 1992, and (ii) at December 31, 1992,
$255,649,000 of Time Warner Inc. convertible preferred stock which was redeemed in February 1993. The fair value of current marketable securities totalled $1,472,122,000 at December 31, 1993 and $886,046,000 at December 31, 1992.

      Noncurrent marketable securities at December 31, 1992 totalled $450,022,000 and had an aggregate fair value of $547,734,000. Those securities consisted primarily of Time Warner convertible preferred stock other than the stock mentioned in the preceding paragraph, all of which were disposed in 1993.

(C) Film Contracts

      BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the films become available for telecasting.

      Contracts are amortized over the estimated number of showings using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1993 are $47,269,000, $26,858,000, $12,576,000 and $8,996,000 in 1995, 1996, 1997 and thereafter, respectively. The net present value at December 31, 1993 of such payments, based on a 6% discount rate, was approximately $83,100,000. See Note 7.

(D) Depreciation and Amortization

      Depreciation of property and equipment is generally provided for on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) Intangible Assets

      Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to WWOR and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $28,690,000 at December 31, 1993 and $19,420,000 at December 31, 1992.

(F) Revenue Recognition and Barter Transactions

      Revenue is recognized upon broadcast of television advertising. Barter (nonmonetary) transactions are recorded at the time related agreements are consummated. The estimated fair value of goods or services received is recognized as revenue when the air time is used by the advertiser.

(G) Supplemental Cash Flow Information

      Cash paid for income taxes totalled $142,074,000 in 1993, $34,033,000 in 1992, and $54,984,000 in 1991.

(H) Reclassifications

      Certain prior period amounts have been reclassified to conform to current year presentation.

2. Interests in Warner Communications Inc. and Time Warner Inc.:

      From 1984 to 1989, BHC was the largest shareholder of Warner Communications Inc., and Warner held a significant minority interest in BHC. Pursuant to the merger of Warner and Time Warner, BHC in 1989 sold for cash 63% of its interest in Warner, and in 1990 exchanged its remaining Warner shares primarily for Time Warner convertible preferred stock. BHC recorded pretax gains on such transactions totalling $1,894,188,000.

      During 1993, Time Warner redeemed its convertible preferred shares held by BHCfor cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Proceeds from the Time Warner dispositions have been placed primarily in money market instruments having significantly lower yields than the securities disposed. Income associated with Time Warner securities is included in the accompanying Consolidated Statements of Income as follows (in thousands):
- --------------------------------------------------------------------------------
                                                  Year Ended December 31,
                                            ------------------------------------
                                              1993          1992         1991
                                            ------------------------------------
Gain on disposition, after
    expense of $2,905 in 1993 ........      $219,373      $  8,082      $  5,471
Dividend income ......................        14,672        85,977        82,186
Interest income ......................        22,577          --            --
                                            $256,622      $ 94,059      $ 87,657

      Expense deducted from the 1993 gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.

3. Accounts Payable and Accrued Expenses:

      Accounts payable and accrued expenses consist of the following (in thousands):
- --------------------------------------------------------------------------------
                                                              December 31,
                                                         -----------------------
                                                          1993            1992
                                                         -----------------------
Accounts payable ...............................         $ 6,656         $10,915
Payable for securities purchased ...............          15,151            --
Accrued expenses -
    Deferred barter revenue ....................          33,252          25,335
    Payroll and compensation ...................           7,853           6,581
    Other ......................................          18,922          19,317
                                                         $81,834         $62,148

4. Shareholders' Investment:

      In January 1990, immediately prior to BHC becoming a public company, BHC's outstanding shares consisted of 12,000,000 shares of Class A common stock (all held by Warner and representing 40% of BHC's then outstanding equity) and 18,000,000 shares of Class B common stock (all held by Chris-Craft and representing 60% of BHC's then outstanding equity). Pursuant to the January 10, 1990 merger of Warner and Time Warner, the BHC Class A common shares held by Warner were distributed to former Warner shareholders, including BHC subsidiaries. Through December 31, 1993, BHC purchased 3,683,777 Class A common shares at an aggregate cost of $199,400,000, so that BHC common shares outstanding for accounting purposes totalled 25,600,427 at December 31, 1993, after reflecting as treasury stock BHC's interest in its Class A common shares held by UTV. At December 31, 1993, purchases of 316,223 shares of Class A common stock were authorized and in January 1994, BHC's Board of Directors authorized the purchase of an additional 1,500,000 shares.

      Each share of Class B common stock entitles the holder to ten votes (Class A common stock entitles the holder to one vote per share), is convertible at all times into Class A common stock on a share-for-share basis, is not transferable except to specified persons and in general carries the same per share dividend and liquidation rights as a share of Class A common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the Class A common stock than on the Class B common stock.

      In November 1992, BHC's Board of Directors declared a special cash dividend of $2.00 per share on BHC's Class A and Class B common stock. The dividend was paid on January 5, 1993. BHC has no current plan to pay future cash dividends.

5. Retirement Plans:

      Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $1,654,000 in 1993, $1,528,000 in 1992 and $1,623,000 in 1991.

      It is not practicable to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates was as follows (in thousands):
- --------------------------------------------------------------------------------
                                                              December 31,
                                                        ------------------------
                                                          1993          1992
                                                        ------------------------
Actuarial present value of:
    Vested benefit obligation ....................      $(20,366)     $(16,434)
    Nonvested benefit obligation .................        (1,412)       (1,144)
    Accumulated benefit obligation ...............       (21,778)      (17,578)
    Effect of projected compensation
      increases ..................................        (7,709)       (7,143)
      Projected benefit obligation ...............       (29,487)      (24,721)
Fair value of plan assets (primarily
    listed securities and temporary
    investments) .................................        18,779        15,796
Excess ...........................................       (10,708)       (8,925)
Unrecognized net asset at date of initial
    application of SFAS No. 87,
    being amortized over 15 years ................          (333)         (382)
Unrecognized net loss from past
    experience being amortized over
    15 years .....................................         2,621         1,838
    Pension liability ............................      $ (8,420)     $ (7,469)

      Assumptions used in accounting for pension plans are as follows (except that the discount rate has been reduced to 7.25% and the future compensation increase rate has been reduced to 4.50% effective with the computation of the December 31, 1993 pension liability):
- --------------------------------------------------------------------------------
Discount rate ..................................................         7.75%
Rate of increase in future compensation levels .................         5.00%
Expected long-term rate of return on assets ....................         7.75%

      The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $4,977,000 in 1993, $3,373,000 in 1992 and $1,494,000 in 1991.

6. Income Taxes:

      Effective January 1, 1993, BHC adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", under which deferred income tax amounts reflect the expected future tax consequences arising from temporary differences in the bases of assets and liabilities for financial accounting and income tax purposes. The cumulative effect of adoption of SFAS 109, the amount of which is immaterial, is included in the 1993 provision for income taxes.

      Income taxes are provided in the accompanying Consolidated Statements of Income as follows:
- --------------------------------------------------------------------------------
In Thousands                                    Year Ended December 31,
                                      ------------------------------------------
                                        1993             1992             1991
                                      ------------------------------------------
Current (including 1993
   effect of adoption):
      Federal ...............         $127,450         $ 26,568         $ 27,400
      State .................           15,975            7,650            6,250
                                       143,425           34,218           33,650
Deferred:
      Federal ...............            1,450            1,732            1,200
      State .................            2,025              150               50
                                         3,475            1,882            1,250
                                      $146,900         $ 36,100         $ 34,900


      Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:
- --------------------------------------------------------------------------------
In Thousands                                    Year Ended December 31,
                                        ---------------------------------------
                                           1993          1992          1991
                                        ---------------------------------------
Taxes at federal statutory
    rate ..........................     $ 136,928     $  51,950     $  49,465
State income taxes, net ...........        11,692         5,148         4,158
Amortization of intangible
    assets ........................         2,847         1,463           502
Dividend exclusion ................        (3,984)      (20,574)      (19,599)
Enacted rate change
    (to 35% from 34%) .............        (1,129)         --            --
Other .............................           546        (1,887)          374
                                        $ 146,900     $  36,100     $  34,900


      Deferred tax assets and deferred tax liabilities at December 31, 1993 reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:
- --------------------------------------------------------------------------------
In Thousands

Accrued liabilities not deductible until paid .................        $ 25,786
Allowance for doubtful accounts ...............................           2,526
Film contract rights ..........................................          14,399
Other .........................................................           1,115
    Deferred tax assets .......................................          43,826
Property and equipment ........................................          (3,840)
Other .........................................................            (335)

    Deferred tax liabilities ..................................          (4,175)
    Net deferred tax asssets ..................................        $ 39,651

      Certain states have audited income tax returns filed with them by BHC and its subsidiaries, and are considering to propose adjustments increasing the amount of income taxable by such states. BHC believes that reserves previously provided are adequate to cover any additional taxes and interest which might ultimately become payable.

7. Commitments and Contingencies:

      The aggregate amount payable by BHC's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totalled $117,900,000 at December 31, 1993 (including $28,500,000 applicable to UTV).

      BHC is a party to various pending legal proceedings arising in the normal course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters will not have a material effect on BHC's consolidated financial position or results of operations.

8. Related Party Transactions:

      Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $8,000,000 in 1993, $5,000,000 in 1992 and $3,000,000 in 1991, and management and directors' fees UTV paid Chris-Craft totalling $549,000 in 1993, $534,000 in 1992 and $525,000 in 1991.

      The management contract between BHC and Chris-Craft additionally provides for the reimbursement by BHC to Chris-Craft of expenses incurred by Chris-Craft specifically relating to BHC, including compensation payable by Chris-Craft to its employees with respect to any extraordinary financial results of BHC. In connection with the 1993 disposition of Time Warner securities, which resulted in gains before income taxes and minority interest of approximately $219 million, BHC reimbursed Chris-Craft $2,905,000 for compensation expense payable by Chris-Craft with respect to such disposition.



Selected Financial Data

BHC Communications, Inc. and Subsidiaries



- ----------------------------------------------------------------------------------------------------
                                            (In Thousands of Dollars except per Share Data)
                                 -------------------------------------------------------------------
                                               As of and for the Years Ended December 31,
                                 -------------------------------------------------------------------
                                      1993          1992          1991          1990          1989
                                 -------------------------------------------------------------------
Operating revenues ...........   $   411,999   $   307,883   $   262,568   $   278,080   $   246,741
Operating income .............   $    79,262   $    22,362   $       517   $    25,690   $       885
Interest and other income, net        55,340        36,374        57,311        71,867        46,183
Interest expense .............          --            --            --            --          (9,342)
Income associated with Time
      Warner and, in 1990 and
      1989, Warner securities        256,622        94,059        87,657       685,215     1,299,602
Income taxes .................      (146,900)      (36,100)      (34,900)     (277,600)     (495,400)
Minority interest ............       (20,038)       (7,400)       (2,470)      (23,981)      (31,168)
      Net income .............   $   224,286   $   109,295   $   108,115   $   481,191    $  810,760
Net income per share .........   $      8.67   $      4.09   $      3.89   $     16.56    $    27.03
Cash and current marketable
      securities .............     1,506,529       966,582       931,350       814,748       990,272
Film contract rights .........       186,079       187,518       165,029       161,634       196,965
Noncurrent marketable
      securities .............          --         450,022       732,740       690,898       178,302
Total assets .................     2,241,538     2,135,038     2,012,203     1,872,967     1,530,568
Long-term debt ...............          --            --            --            --            --
Shareholders' investment .....   $ 1,778,821   $ 1,590,448   $ 1,620,860   $ 1,495,031   $ 1,149,874


Management's Discussion and Analysis of
Financial Condition and Results of Operations




Liquidity and Capital Resources

      BHC's core operating cash flow is generated primarily by its television broadcasting business. Television broadcasting cash flow generally parallels the earnings of BHC's television stations, adjusted to reflect (i) the difference between film contract payments and related film contract amortization and (ii) the effect of significant prepayments for other broadcast rights. The relationship between film contract payments and related amortization varies greatly between periods (payments exceeded amortization by $44.8 million in 1993, but amortization exceeded payments by $14.5 million in 1992 and $26.3 million in 1991), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. In 1993, a BHC station made a $34.4 million broadcast right prepayment, which will be amortized from 1994 through 1996. Such factors, despite a 126% increase in station earnings, resulted in a 39% decline in 1993 station cash flow (9% excluding the broadcast right prepayment). BHC expects that 1994 station cash flow will be strong, and will parallel more closely station earnings.

      BHC's cash flow additionally reflects earnings associated with its cash and marketable securities. Prior to their disposition in 1993, substantial dividend income was realized on BHC's large holdings of Time Warner Inc. convertible preferred shares received in the January 1990 merger of Time Warner and Warner Communications Inc., in which BHC had been a major shareholder. During 1993, Time Warner redeemed its convertible preferred shares held by BHC for cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Proceeds from the Time Warner dispositions, which produced 1993 pretax gains of $219.4 million, have been placed primarily in money market instruments, mainly U.S. Government obligations, having significantly lower yields than the securities disposed.

      Total cash and marketable securities increased to $1.51 billion at December 31, 1993 from $1.42 billion at December 31, 1992, despite a deficit in operating cash flow. Such deficit and nonoperating cash expenditures, primarily the special cash dividend and the treasury stock purchases described below, were more than offset by the Time Warner dispositions. The operating cash flow deficit primarily reflects (i) income taxes on the disposition of BHC's Time Warner convertible preferred stock, the related gain on which is excluded from operating cash flow, (ii) the $44.8 million excess of film payments over related amortization and (iii) the $34.4 million broadcast right prepayment.

      In November 1992, BHC's Board of Directors declared a special cash dividend of $2.00 per share on BHC's Class A and Class B common stock. The dividend, totalling $51.9 million, was paid in January 1993. This is the only dividend paid by BHC since it became a public company in January 1990, and BHC has no current plan to pay future cash dividends.

      Since April 1990, BHC's Board of Directors has authorized the purchase of up to 5,500,000 Class A common shares. Through December 31, 1993, 3,683,777 shares have been purchased for a total cost of $199.4 million, including $33.3 million applicable to shares purchased in 1993.

      BHC intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC currently has no outstanding debt, and believes it is capable of raising significant additional capital to augment its already substantial cash balances, if desired, to fund such additional expansion.

      BHC's television stations make current commitments for programming that will not be available for telecasting until future dates. At December 31, 1993, commitments for such programming totalled approximately $117.9 million, including $28.5 million applicable to UTV. BHC capital expenditures generally have not been material in relation to its financial position and the related commitments at December 31, 1993 were not material. BHC expects that future film contract commitments and capital expenditure requirements for its present business will be satisfied primarily from operations or from current cash balances.

Results of Operations
1993 versus 1992

      BHC 1993 net income increased 105% to $224,286,000, or $8.67 per share, from $109,295,000, or $4.09 per share, in 1992. The significant earnings increase includes record results at BHC's television broadcasting business and substantial gains on disposition of BHC's remaining Time Warner securities.

      Reflecting a full year's operations at WWOR and generally improved demand for television advertising at BHC's other seven stations, operating revenues rose 34% in 1993, to $411,999,000 from $307,883,000. Station earnings rose 126%, surpassing $100,000,000 for the first time, as BHC stations other than WWOR achieved a 104% increase in their aggregate earnings. Those stations recorded an 8% increase in their operating revenues and a 10% reduction in their programming expenses. After goodwill amortization, (mostly relating to the acquisition of WWOR), program development expense (reduced $3.1 million from 1992), and corporate office expenses of BHC and UTV (increased $4.1 million from 1992, primarily reflecting a $3 million increase in the management fee paid Chris-Craft), operating income totalled $79,262,000, more than triple 1992's $22,362,000.

      The 1993 reduction in programming expenses primarily reflects a significant decline in program amortization. Such decline is attributable to (i) airing certain syndicated programs for periods longer than originally estimated, reflecting their sustained success, (ii) the acquisition of fewer replacement programs, (iii) final determination that certain contract costs would be less than previously estimated, and (iv) generally lower costs of programming. These favorable factors are expected to moderate, and it is anticipated that program amortization will increase modestly in 1994.

      Income associated with BHC's former holdings of Time Warner Inc. securities increased to $256,622,000 in 1993, from $94,059,000 in 1992, as 1993 gains on disposition aggregated $219.4 million versus $8.1 million in 1992. Other nonoperating income totalled $55,340,000, up from $36,374,000 in 1992, primarily reflecting other marketable securities gains and the placement of Time Warner proceeds in money market instruments.

      BHC's effective income tax rate rose to 38% in 1993 from 24% in 1992, primarily due to a reduction in the proportion of not fully taxable dividend income included in pretax income.

1992 versus 1991

      BHC net income in 1992 increased to $109,295,000, or $4.09 per share, from $108,115,000, or $3.89 per share, in 1991. The dollar amount of net income rose only 1%, as a substantial increase in television station earnings was offset by a reduction in interest and other income. However, per share earnings for the year increased 5%, as purchases of Class A common stock under BHC's stock repurchase program reduced the average number of common shares outstanding to 26,734,000 from 27,790,000 in 1991.

      Except for Olympics and political advertising, which did not significantly benefit BHC's television station group, demand for television advertising was generally sluggish throughout 1992. Operating revenues at BHC stations other than WWOR declined 2% in 1992, but the addition of WWOR brought operating revenues for the year to a record $307,883,000, up 17% from 1991's $262,568,000. Despite the modest decline in their revenues, earnings at stations other than WWOR more than doubled, due to a 12% decline in their programming expenses and a 3% decline in their nonprogramming expenses. Including WWOR, station earnings rose 170%. After reflecting program development expense (no significant change from 1991), corporate office expenses of BHC and UTV (including a $2 million increase in the management fee paid Chris-Craft), and goodwill amortization, BHC operating income increased to $22,362,000 from $517,000 in 1991.

      The 1992 reduction in programming expenses described above primarily reflects a decline in program amortization attributable to the factors which similarly affected 1993 amortization.

      Income associated with Time Warner securities increased to $94,059,000 in 1992 from $87,657,000 in 1991, reflecting increased dividend income and gains on sale of convertible preferred shares. Other nonoperating income declined to $36,374,000 from $57,311,000, as the utilization of funds to acquire WWOR and lower short-term interest rates resulted in a decrease in interest income.