Form 10-K405, Exhibit 13
BHC COMMUNICATIONS INC
filed 1995-03-29
CIK 855433

STOCK PRICE, DIVIDEND AND RELATED INFORMATION


     BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 24, 1995, there were 7,253 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

                            FIRST          SECOND         THIRD          FOURTH
                            QUARTER        QUARTER        QUARTER        QUARTER
1994
High ...............        81-3/4         78-1/4         81-3/4         80-1/4
Low ................        73-5/8         72-1/2         75-3/4         70-1/8
1993
High ...............        69-3/8             74             80         82-3/4
Low ................        59-1/4         67-3/8         70-3/8         75-3/4

     BHC paid a special cash dividend of $2.00 per share in January 1993 and has declared a special cash dividend of $1.00 per share payable in April 1995. However, BHC has no plan to pay dividends on a regular basis.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS                    FIRST     SECOND     THIRD      FOURTH
EXCEPT PER SHARE DATA)                     QUARTER    QUARTER    QUARTER    QUARTER    YEAR
YEAR ENDED DECEMBER 31, 1994
Operating revenues .....................   $ 95,968   $119,832   $107,259   $134,474   $457,533
Operating income .......................     15,134     34,647     23,020     40,181    112,982
Income associated with
  Time Warner Inc. securities ..........       --         --         --         --         --
Income before income
  taxes and minority interest ..........     28,582     49,506     39,160     49,401    166,649
Net income .............................     13,668     24,691     32,609     21,909     92,877
Net income per share ...................   $    .54   $    .99   $   1.31   $   0.88   $   3.71

YEAR ENDED DECEMBER 31, 1993
Operating revenues .....................   $ 89,581   $113,199   $100,216   $109,003   $411,999
Operating income .......................      8,796     25,044     24,480     20,942     79,262
Income associated with
  Time Warner Inc.
  securities ...........................    108,413    132,986   $ 12,340   $  2,883   $256,622
Income before income
  taxes and minority interest ..........    124,965    168,207     48,816     49,236    391,224
Net income .............................     75,918     92,639     24,516     31,213    224,286
Net income per share ...................   $   2.92   $   3.58   $    .95   $   1.21   $   8.67

REPORT OF INDEPENDENT ACCOUNTANTS

                                                               February 14, 1995
Price Waterhouse LLP (LOGO)
1177 Avenue of the Americas
New York, NY 10036

To the Board of Directors and
Shareholders of BHC Communications, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations andtheir cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

CONSOLIDATED BALANCE SHEETS

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES



(IN THOUSANDS OF DOLLARS)                                                  DECEMBER 31,
                                                                      1994           1993
ASSETS
Current Assets:
     Cash and cash equivalents .............................   $   222,201    $    35,371
     Marketable securities (substantially all U.S.
       Government securities) ..............................     1,274,244      1,471,158
     Accounts receivable,
       less allowance for
       doubtful accounts of
       $6,742 and $5,944 ...................................        96,681         85,376
     Film contract and prepaid
       broadcast rights ....................................        89,245         98,882
     Prepaid expenses and
       other current assets ................................        46,976         54,518
     Total current assets ..................................     1,729,347      1,745,305
Film Contract Rights,
     including deposits, less
     estimated portion to be used
     within one year .......................................        59,228         87,197
Property and Equipment, at cost:
     Land, buildings and improvements ......................        35,465         35,373
     Equipment .............................................        91,467         86,249
                                                                   126,932        121,802
       Less--Accumulated depreciation ......................        77,917         69,767
                                                                    49,015         52,035
Intangible Assets ..........................................       333,074        342,395

Other Assets ...............................................        17,799         14,606
                                                               $ 2,188,463    $ 2,241,538




                                                                          DECEMBER 31,
                                                                      1994           1993

LIABILITIES AND SHAREHOLDERS'S INVESTMENT
Current Liabilities:
     Film contracts payable within one year ................   $    81,696    $   112,798
     Accounts payable and accrued expenses .................        70,834         81,834
     Income taxes payable ..................................        55,782         69,340
       Total current liabilities ...........................       208,312        263,972
Film Contracts Payable after One Year ......................        89,048         95,699
Other Long-Term Liabilities ................................        05,655         15,563
Minority Interest ..........................................        95,564         87,483
Commitments and Contingencies (Note 7)
Shareholders' Investment:
     Class A common stock-- par value $.01 per share;
         authorized 200,000,000
         shares; outstanding 6,877,518 and
         7,723,418 shares ..................................            69             77
     Class B common stock--
         par value $.01 per share;
         authorized 200,000,000 shares;
         outstanding 18,000,000 shares .....................           180            180
     Capital surplus .......................................        29,611         98,182
     Retained earnings .....................................     1,779,409      1,686,532
     Treasury stock--125,030
         and 122,991 Class A
         common shares, at cost ............................        (6,254)        (6,150)
     Reduction to reflect
         marketable securities
         at market value ...................................       (13,131)          --
                                                               $ 1,789,884      1,778,821
                                                               $ 2,188,463      2,241,538


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

(IN THOUSANDS EXCEPT PER SHARE DATA)                   YEAR ENDED DECEMBER 31,

                                                      1994       1993       1992

Operating Revenues ............................   $457,533   $411,999   $307,883
Operating Expenses:
     Television expenses ......................    232,635    230,088    208,031
     Selling, general and administrative ......    111,916    102,649     77,490
                                                   344,551    332,737    285,521
         Operating income .....................    112,982     79,262     22,362

Other Income:
     Interest and other income, net ...........     53,667     55,340     36,374
     Income associated with
         Time Warner Inc. securities, net .....       --      256,622     94,059
                                                    53,667    311,962    130,433
         Income before provision
           for income taxes
           and minority interest ..............    166,649    391,224    152,795

Provision for Income Taxes ....................     57,900    146,900     36,100
         Income before minority interest ......    108,749    244,324    116,695
Minority Interest .............................     15,872     20,038      7,400
         Net income ...........................   $ 92,877   $224,286   $109,295

Net Income per Share ..........................       3.71       8.67       4.09

Weighted Average Common
     Shares Outstanding .......................     25,007     25,882     26,734

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)                                   YEAR ENDED DECEMBER 31,

                                                       1994           1993           1992

Cash Flows from Operating Activities:
  Net income ................................   $    92,877    $   224,286    $   109,295
  Adjustments to reconcile net
    income to net cash
    provided from (used in)
    operating activities:
      Film contract amortization ............       101,869        102,768        117,659
      Film contract payments ................      (117,928)      (147,557)      (103,174)
      Prepaid broadcast rights ..............         8,166        (34,426)          --
      Depreciation and other
        amortization ........................        20,355         20,430         12,667
      Gain on disposition of
        Time Warner Inc. securities .........          --         (219,373)        (8,082)
      Minority interest .....................        15,872         20,038          7,400
      Other .................................         8,144        (12,441)       (38,184)
      Changes in assets and
        liabilities (in 1992,
        net of amounts acquired):
          Accounts receivable ...............       (11,305)        (7,996)        11,128
          Other assets ......................           305         (7,628)         8,917
          Accounts payable and
            other liabilities ...............         4,932          1,384        (14,200)
          Income taxes ......................         4,996          4,688            877
            Net cash provided
              from (used in) operating
              activities ....................       128,283        (55,827)       104,303
Cash Flows from Investing Activities:
  Disposition of marketable securities ......     1,097,409        947,015        394,462
  Purchase of marketable securities .........      (941,400)      (927,268)          --
  Capital expenditures, net .................        (8,242)       (10,835)       (10,587)
  Purchase of Pinelands, Inc.,
    net of cash acquired ....................          --             --         (279,422)
  Other .....................................        (6,867)        (4,515)          --
           Net cash provided from
             investing activities ...........       140,900          4,397        104,453
Cash Flows from Financing Activities:
  Purchase of treasury stock ................       (73,449)       (25,428)       (86,479)
  Capital transactions of subsidiary ........        (8,904)        (8,760)        (4,345)
  Payment of special dividend ...............          --          (51,893)          --
           Net cash used in
             financing activities ...........       (82,353)       (86,081)       (90,824)
Net Increase (Decrease) in
  Cash and Cash Equivalents .................      (186,830)      (137,511)       117,932
Cash and Cash Equivalents
  at Beginning of Year ......................        35,371        172,882         54,950
Cash and Cash Equivalents
  at End of Year ............................   $   222,201    $    35,371    $   172,882


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                    TREASURY
                           OUTSTANDING SHARES        SHARES                    DOLLAR AMOUNT (IN THOUSANDS)
                         CLASS A       CLASS B       CLASS A   CLASS A  CLASS B   CAPITAL     RETAINED     TREASURY       MARKET
                         COMMON        COMMON        COMMON    COMMON   COMMON    SURPLUS     EARNINGS       STOCK      VALUATION
                                                                                                                         ACCOUNT
BALANCE AT
DECEMBER 31, 1991 ...    9,647,665    18,000,000     (118,008)    $96    $180    $221,428     $1,405,057     $(5,901)       --
Net income ..........         --            --           --        --      --        --          109,295        --          --
Dividend on
common stock--
  $2.00 per share ...         --            --           --        --      --        --          (52,106)       --          --
Acquisition of
  treasury stock ....         --            --     (1,474,857)     --      --        --             --       (86,479)       --
Retirement of
  treasury stock ....   (1,474,857)         --      1,474,857     (14)     --     (86,465)          --        86,479        --
Capital transactions
  of subsidiary .....         --            --         (1,812)     --      --      (1,029)          --           (93)       --
BALANCE AT
DECEMBER 31, 1992 ...    8,172,808    18,000,000     (119,820)     82     180     133,934      1,462,246      (5,994)       --
Net income ..........         --            --           --        --      --        --          224,286        --          --
Acquisition of
  treasury stock ....         --            --       (449,390)     --      --        --             --       (33,307)       --
Retirement of
  treasury stock ....     (449,390)         --        449,390      (5)     --     (33,302)          --        33,307        --
Capital transactions
  of subsidiary .....         --            --         (3,171)     --      --      (2,450)          --          (156)       --
BALANCE AT
DECEMBER 31, 1993 ...    7,723,418    18,000,000     (122,991)     77     180      98,182      1,686,532      (6,150)       --
Net income ..........         --            --           --        --      --        --           92,877        --          --
Acquisition of
  treasury stock ....         --            --       (845,900)     --      --        --             --       (65,818)       --
Retirement of
  treasury stock ....     (845,900)         --        845,900      (8)     --     (65,810)          --        65,818        --
Capital transactions
  of subsidiary .....         --            --         (2,039)     --      --      (2,761)          --          (104)       --
Marketable securities
  valuation adjustment        --            --           --        --      --        --             --          --       (13,131)
BALANCE AT
DECEMBER 31, 1994 ...    6,877,518    18,000,000     (125,030)    $69    $180     $29,611     $1,779,409     $(6,254)   $(13,131)

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(A) PRINCIPLES OF CONSOLIDATION
    The accompanying consolidated financial statements include the accounts of BHC Communications, Inc. and its subsidiaries. BHC is a majority owned (72.7% at December 31, 1994 and 70.3% at December 31, 1993) subsidiary of Chris-Craft Industries, Inc. BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations (including WWOR, acquired August 1992 in the transaction described below), and through majority owned (55.2% at December 31, 1994 and 54.3% at December 31,
1993) United Television, Inc. (UTV), which operates five television stations. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as minority interest in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Intercompany accounts and transactions have been eliminated.

    In August 1992, BHC completed the acquisition of Pinelands, Inc., owner and operator of television station WWOR, which broadcasts into a tri-state area including New York City. The $313 million acquisition, funded from BHC's internal cash balances, has been accounted for as a purchase and the excess of purchase price over the fair value of net assets acquired, totalling $305,897,000, is being amortized on a straight-line basis over 40 years. The following unaudited pro forma consolidated financial information for 1992 has been prepared as if the acquisition had occurred at the beginning of that year. Such pro forma information does not purport to be indicative of the results of operations that actually would have been obtained if the acquisition had occurred on the date indicated or that may be obtained in the future (in thousands except per share amounts):

Operating revenues ......................................               $399,803
Net income ..............................................                $97,714
Net income per share ....................................                  $3.66

(B) FINANCIAL INSTRUMENTS
    Cash and cash equivalents totalled $222,201,000 at December 31, 1994 and $35,371,000 at December 31, 1993. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

    Effective January 1, 1994, BHC adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Prior to that date, marketable securities were carried at the lower of cost or market at the balance sheet date. Under SFAS 115, all of BHC's marketable securities have been categorized as available for sale, and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets at December 31, 1994, as follows:

(IN THOUSANDS)                                     FAIR VALUE            COST
U.S. Government securities ...............         $1,216,167         $1,239,691
Other ....................................             58,077             59,631
                                                   $1,274,244         $1,299,322



    Of the U.S. Government securities, 68% mature within one year, 87% within two years, and all within five years.

    The net unrealized holding loss at December 31, 1994 of $25,078,000 ($13,131,000, net of deferred income taxes and minority interest) consists of gross unrealized gains of $526,000 and gross unrealized losses of $25,604,000. Proceeds from the sale of marketable securities totalled $1,097,409,000 in 1994, and realized gains and losses were $1,193,000 and $7,734,000, respectively. The cost of securities sold is based on specific identification.

     Marketable securities at December 31, 1993 include U.S. Government securities totalling $1,372,602,000. The aggregate fair value of marketable securities at that date was $1,472,122,000.

(C) FILM CONTRACTS
    BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the films become available for telecasting.

     Contracts are amortized over the estimated number of showings using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1994 are $39,849,000, $29,816,000, $12,865,000 and $6,518,000 in 1996, 1997, 1998 and thereafter, respectively. The net present value at December 31, 1994 of such payments, based on an 8.5% discount rate, was approximately $73,001,000. See Note 7.

(D) DEPRECIATION AND AMORTIZATION
    Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS
    Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to WWOR and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $38,011,000 at December 31, 1994 and $28,690,000 at December 31, 1993.

(F) REVENUE RECOGNITION AND
    BARTER TRANSACTIONS
     Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions is recognized as revenue when the air time is used by the advertiser.

(G) SUPPLEMENTAL CASH FLOW
    INFORMATION
     Cash paid for income taxes totalled $52,900,000 in 1994, $142,074,000 in 1993 and $34,033,000 in 1992.

2. INTERESTS IN WARNER
   COMMUNICATIONS INC. AND
   TIME WARNER INC.:
     From 1984 to 1989, BHC was the largest shareholder of Warner Communications Inc., and Warner held a significant minority interest in BHC. Pursuant to the merger of Warner and Time Warner Inc., BHC in 1989 sold for cash 63% of its interest in Warner, and in 1990 exchanged its remaining Warner shares primarily for Time Warner convertible preferred stock. BHC recorded pretax gains of $1,894,188,000 on such transactions.

     During 1993, Time Warner redeemed its convertible preferred shares held by BHCfor cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Income associated with Time Warner securities is included in the accompanying Consolidated Statements of Income as follows (in thousands):
                                                               YEAR ENDED
                                                               DECEMBER 31,
                                                           1993             1992
Gain on disposition,
  after expense of $2,905
  in 1993 ...................................          $219,373           $8,082
Dividend income .............................            14,672          $85,977
Interest income .............................            22,577             --
                                                       $256,622          $94,059

     Expense deducted from the 1993 gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
     Accounts payable and accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31,
                                                            1994            1993
Accounts payable ...............................          $8,799          $6,656
Payable for securities purchased ...............             248          15,151
Accrued expenses --
     Deferred barter revenue ...................          32,601          33,252
     Payroll and compensation ..................          15,042           7,853
     Other .....................................          14,144          18,922
                                                         $70,834         $81,834
4. SHAREHOLDERS' INVESTMENT:
     In January 1990, immediately prior to BHC becoming a public company, BHC's outstanding shares consisted of 12,000,000 shares of Class A common stock (all held by Warner and representing 40% of BHC's then outstanding equity) and 18,000,000 shares of Class B common stock (all held by Chris-Craft and representing 60% of BHC's then outstanding equity). Pursuant to the 1990 merger of Warner and Time Warner, the BHC Class A common shares held by Warner were distributed to former Warner shareholders, including BHC subsidiaries. Through December 31, 1994, BHC purchased 4,529,677 Class A common shares at an aggregate cost of $265,218,000, so that BHC common shares outstanding for accounting purposes totalled 24,752,488 at December 31, 1994, after reflecting as treasury stock BHC's interest in its Class A common shares held by UTV. At December 31, 1994, purchases of 970,323 shares of Class A common stock were authorized.

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

5. RETIREMENT PLANS:
     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $2,021,000 in 1994, $1,654,000 in 1993 and $1,528,000 in 1992.

     It is not practicable to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates was as follows (in thousands):

                                                                DECEMBER 31,
                                                           1994            1993
Actuarial present value of:
      Vested benefit obligation ................       $(23,261)       $(20,366)
      Nonvested benefit obligation .............         (1,558)         (1,412)
           Accumulated benefit obligation ......        (24,819)        (21,778)
      Effect of projected
      compensation increases ...................         (7,655)         (7,709)
           Projected benefit obligation.........        (32,474)        (29,487)
Fair value of plan assets (primarily
      listed securities and temporary
      investments) .............................         19,774          18,779
           Excess ..............................        (12,700)        (10,708)
Unrecognized net asset at date
      of initial application of
      SFAS No. 87, being amortized
      over 15 years ............................           (283)           (333)
Unrecognized net loss from
      past experience being
      amortized over 15 years ..................          2,637           2,621
      Pension liability ........................       $(10,346)        $(8,420)

Assumptions used in accounting for pension plans are as follows:

Discount rate at end of year ...................................         7.25%*
Rate of increase in future compensation levels .................         4.50%*
Expected long-term rate of return on assets ....................         7.75%

* 7.75% and 5.00%, respectively, in 1992.

     The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $4,877,000 in 1994, $4,977,000 in 1993 and $3,373,000 in 1992.

6.INCOME TAXES:
     Effective January 1, 1993, BHC adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", under which deferred income tax amounts reflect the expected future tax consequences arising from temporary differences in the bases of assets and liabilities for financial accounting and income tax purposes. The cumulative effect of adoption of SFAS 109, the amount of which is immaterial, is included in the 1993 provision for income taxes.

     Income taxes are provided in the accompanying Consolidated Statements of Income as follows:

IN THOUSANDS                                          YEAR ENDED DECEMBER 31,
                                                1994           1993         1992
Current (including 1993
  effect of adoption):
    Federal .........................       $148,625       $127,450      $26,568
    State ...........................         (8,600)        15,975        7,650
                                              40,025        143,425       34,218
Deferred:
    Federal .........................         16,275          1,450        1,732
    State ...........................          1,600          2,025          150
                                              17,875          3,475        1,882
                                             $57,900       $146,900      $36,100

     State income taxes in 1994 reflect a $20,000,000 reversal of amounts accrued in prior years, following the favorable resolution of routine audits.

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

IN THOUSANDS                                      YEAR ENDED DECEMBER 31,
                                            1994            1993           1992
Taxes at federal statutory
  rate ..........................        $58,327        $136,928        $51,950
State income taxes, net .........         (4,559)         11,692          5,148
Amortization of intangible
  assets ........................          2,801           2,847          1,463
Dividend exclusion ..............           (447)         (3,984)       (20,574)
Enacted rate change
  (to 35% from 34%) .............           --            (1,129)          --
Other ...........................          1,778             546         (1,887)
                                         $57,900        $146,900        $36,100

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

IN THOUSANDS                                                    DECEMBER 31,
                                                             1994          1993
Accrued liabilities not deductible until paid ......      $14,400       $25,786
Allowance for doubtful accounts ....................        2,671         2,526
Film contract rights ...............................        6,870        14,399
SFAS 115 adjustment ................................        9,950          --
Other ..............................................        2,048         1,115
     Deferred tax assets ...........................       35,939        43,826
Property and equipment .............................       (3,698)       (3,840)
Other ..............................................         (653)         (335)
     Deferred tax liabilities ......................       (4,351)       (4,175)
     Net deferred tax assets .......................      $31,588       $39,651


7. COMMITMENTS AND CONTINGENCIES:
     The aggregate amount payable by BHC's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totalled $154,800,000 at December 31, 1994 (including $45,400,000 applicable to UTV).

     In July 1994, BHC and Viacom Inc.'s Paramount Television Group formed the United Paramount Network, a fifth broadcast television network which premiered January 1995. BHC currently owns 100% of UPN, and Paramount has an option exercisable through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date. The cost of developing UPN will be significant, and BHC has agreed to make minimum UPN expenditures of at least $150,000,000 through 1996. Network expenditures and related operating losses are expected to significantly exceed such amount for that period, and to remain substantial thereafter.

     BHC is a party to various pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters should not have a material effect on BHC's consolidated financial position or results of operations.

8. RELATED PARTY TRANSACTIONS:
     Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $11,000,000 in 1994, $8,000,000 in 1993 and
$5,000,000 in 1992, and management and directors' fees UTV paid Chris-Craft totalling $570,000 in 1994, $549,000 in 1993 and $534,000 in 1992.

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

SELECTED FINANCIAL DATA

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
                                                    AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                  1994           1993           1992           1991           1990
Operating revenues .....................      $457,533       $411,999       $307,883       $262,568       $278,080
Operating income .......................      $112,982        $79,262        $22,362           $517        $25,690
Interest and other income, net .........        53,667         55,340         36,374         57,311         71,867
Income associated with
  Time Warner and, in 1990,
  Warner securities ....................          --          256,622         94,059         87,657        685,215
Income taxes ...........................       (57,900)      (146,900)       (36,100)       (34,900)      (277,600)
Minority interest ......................       (15,872)       (20,038)        (7,400)        (2,470)       (23,981)
  Net income ...........................       $92,877       $224,286       $109,295       $108,115       $481,191
Net income per share ...................         $3.71          $8.67          $4.09          $3.89         $16.56
Cash and current marketable
  securities ...........................     1,496,445      1,506,529        966,582        931,350        814,748
Film contract rights ...................       148,473        186,079        187,518        165,029        161,634
Noncurrent marketable
  securities ...........................          --             --          450,022        732,740        690,898
Total assets ...........................     2,188,463      2,241,538      2,135,038      2,012,203      1,872,967
Long-term debt .........................          --             --             --             --             --
Shareholders' investment ...............    $1,789,884     $1,778,821     $1,590,448     $1,620,860     $1,495,031

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     BHC's core operating cash flow is generated primarily by its television broadcasting business. Television broadcasting cash flow generally parallels the earnings of BHC's television stations, adjusted to reflect (i) the difference between film contract payments and related film contract amortization and (ii) the effect of significant prepayments for other broadcast rights. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $16.1 million in 1994 and $44.8 million in 1993, but amortization exceeded payments by $14.5 million in 1992), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. In 1993, a BHC station made a $34.4 million broadcast right prepayment, of which $8.2 million was amortized in 1994 and the balance will be amortized through 1997. Station earnings rose strongly in 1994 and station cash flow was more than double the corresponding 1993 amount.

     BHC's cash flow additionally reflects earnings associated with its cash and marketable securities. Prior to their disposition in 1993, substantial dividend income was realized on BHC's large holdings of Time Warner Inc. convertible preferred shares. Proceeds from the Time Warner dispositions were placed mostly in money market instruments, primarily U.S. Government obligations, having lower yields than the securities disposed.

     Consolidated cash and marketable securities totalled $1.50 billion at December 31, 1994 compared to $1.51 billion at December 31, 1993. Operating cash flow in 1994 of $128.3 million was mostly offset by treasury stock purchases of $73.4 million and a $25.1 million reduction in the carrying value of marketable securities to reflect their fair value. BHC's 1993 operating cash flow deficit of $55.8 million primarily reflects (i) income taxes on the disposition of BHC's Time Warner convertible preferred stock, the related gain on which is excluded from operating cash flow, (ii) the $44.8 million excess of film payments over related amortization and (iii) the $34.4 million broadcast right prepayment.

     A special cash dividend of $2.00 per share on BHC's Class A and Class B common stock, totalling $51.9 million, was paid in January 1993. In February 1995, the Board of Directors declared a special cash dividend of $1.00 per share, payable in April 1995. However, BHC has no plan to pay dividends on a regular basis.

     Since April 1990, BHC's Board of Directors has authorized the purchase of up to 5,500,000 Class A common shares. Through December 31, 1994, 4,529,677 shares were purchased for a total cost of $265.2 million, including $65.8 million applicable to shares purchased in 1994.

     BHC intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC currently has no outstanding debt, and believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC and Viacom Inc.'s Paramount Television Group formed the United Paramount Network, a fifth broadcast television network which premiered January 1995. BHC currently owns 100% of UPN, and Paramount has an option through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date. BHC expenditures related to UPN totalled $6.8 million in

1994. The cost of developing UPN will be significant, and BHC has agreed to make minimum UPN expenditures of at least $150 million through 1996. UPN expenditures and related operating losses are expected to significantly exceed such amount for that period, and to remain substantial thereafter.

     BHC's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1994, commitments for such programming totalled approximately $154.8 million, including $45.4 million applicable to UTV. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1994 (including any related to UPN) were not material. BHC expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

RESULTS OF OPERATIONS
1994 VERSUS 1993
     BHC's core television station business achieved record operating results in 1994. The substantial increase in station earnings, together with a reversal of previously accrued income taxes, brought 1994 net income to $92,877,000, or $3.71 per share, 32% greater than 1993 income of $70,299,000, or $2.72 per share, excluding income associated with BHC's former holdings of Time Warner securities. Net income in 1993, including Time Warner income, was $224,286,000, or $8.67 per share.

     A strong national economy and heavy political spending fueled demand for television advertising in 1994. BHC's television station group posted a strong 11% increase in operating revenues, to a record $457,533,000 from $411,999,000 in 1993. After a 2% decline in their programming expenses, television station earnings increased 44%, easily surpassing 1993's record. Operating income in 1994 rose 43%, to a record $112,982,000 from 1993's $79,262,000, even after increases of approximately $12,000,000 in other operating expenses, primarily the management fee paid Chris-Craft and program development expense.

     Interest and other income declined to $53,667,000 from $55,340,000 in 1993. A significant increase in interest income, reflecting the placement of Time Warner proceeds in money market instruments, was offset by the UPN loss. The 1993 amount also reflects marketable securities gains.

     State income taxes totalling $20,000,000, accrued in 1989 and 1990, were reversed into income during 1994 following the favorable resolution of routine audits. Such reversal was the primary factor in the reduction in BHC's effective income tax rate to 35% in 1994 from 38% in 1993.

     Earnings per share amounts vary favorably to related dollar amounts as purchases by BHC of its Class A common stock have reduced the average number of common shares outstanding from 26,734,000 in 1992 to 25,882,000 in 1993 and 25,007,000 in 1994.

1993 VERSUS 1992
     BHC 1993 net income increased 105% to $224,286,000, or $8.67 per share, from $109,295,000, or $4.09 per share, in 1992. The significant earnings increase reflected record results at BHC's television broadcasting business and substantial gains on disposition of BHC's remaining Time Warner securities.

     Reflecting a full year's operations at WWOR and generally improved demand for television advertising at BHC's other seven stations, operating revenues rose 34% in 1993, to $411,999,000 from $307,883,000.

Station earnings rose 126%, surpassing $100,000,000 for the first time, as BHC stations other than WWOR achieved a 104% increase in their aggregate earnings. Those stations recorded an 8% increase in their operating revenues and a 10% reduction in their programming expenses. After goodwill amortization (mostly relating to the acquisition of WWOR), program development expense (reduced $3.1 million from 1992), and corporate office expense of BHC and UTV (increased $4.1 million from 1992, primarily reflecting a $3 million increase in the management fee paid Chris-Craft), operating income totalled $79,262,000, more than triple 1992's $22,362,000.

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

     Income associated with BHC's former holdings of Time Warner securities increased to $256,622,000 in 1993, from $94,059,000 in 1992, as 1993 gains on disposition aggregated $219.4 million versus $8.1 million in 1992. Other nonoperating income totalled $55,340,000, up from $36,374,000 in 1992, primarily reflecting other marketable securities gains and the placement of Time Warner proceeds in money market instruments.

     BHC's effective income tax rate rose to 38% in 1993 from 24% in 1992, primarily due to a reduction in the proportion of not fully taxable dividend income included in pretax income.