Form 10-K405, Exhibit 13
period 1995-12-31
BHC COMMUNICATIONS INC
filed 1996-03-29
CIK 855433

                                                                      EXHIBIT 13


                                      BHC Communications, Inc. and Subsidiaries


Stock Price, Dividend and Related Information
---------------------------------------------


BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 21, 1996, there were 6,935 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.



                       First              Second           Third            Fourth
                     Quarter             Quarter         Quarter           Quarter
----------------------------------------------------------------------------------
1995
High                 75 3/4              81 1/4          93 1/4             95
Low                  71 7/8              71 3/4          80                 88 1/2
----------------------------------------------------------------------------------
1994
High                 81 3/4              78 1/4          81 3/4             80 1/4
Low                  73 5/8              72 1/2          75 3/4             70 1/8
----------------------------------------------------------------------------------


BHC paid a special cash dividend of $1.00 per share in April 1995. BHC has no plan to pay regular dividends.


Quarterly Financial Information (Unaudited)
-------------------------------------------


                                                          First           Second          Third           Fourth
(In Thousands of Dollars Except per Share Data)         Quarter          Quarter        Quarter          Quarter             Year
---------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1995

Operating revenues                                      $ 104,475        $ 120,953      $ 111,551        $ 117,723      $ 454,702
Operating income                                           24,105           39,188         22,269           33,017        118,579
Equity in United Paramount Network loss                   (38,403)         (28,709)       (28,722)         (33,469)      (129,303)
Income before income taxes and
  minority interest                                         6,299           29,218         13,957           22,285         71,759
Net income                                                    390           11,254         17,825            7,588         37,057
Net income per share                                    $     .02        $     .46      $     .73        $     .31      $    1.51

YEAR ENDED DECEMBER 31, 1994

Operating revenues                                      $  95,968        $ 119,832      $ 107,259        $ 134,474      $ 457,533
Operating income                                           15,134           34,647         23,020           40,181        112,982
Equity in United Paramount Network loss-                        -                -           (159)          (3,818)        (3,977)
Income before income taxes and
  minority interest                                        28,582           49,506         39,160           49,401        166,649
Net income                                                 13,668           24,691         32,609           21,909         92,877
Net income per share                                    $     .54        $     .99      $    1.31        $     .88      $    3.71

                                       BHC Communications, Inc. and Subsidiaries


Report of Independent Accountants
---------------------------------


[PRICE WATERHOUSE LLP LOGO]                                  February 14, 1996

1177 Avenue of the Americas
New York, NY 10036


To the Board of Directors and
Shareholders of BHC Communications, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Consolidated Balance Sheets
---------------------------

                                                             December 31,
                                                     --------------------------
(In Thousands of Dollars)                                 1995             1994
-------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                      $   72,179       $  222,201
     Marketable securities (substantially all U.S.
       Government securities)                        1,427,186        1,274,244
     Accounts receivable, less allowance for
       doubtful accounts of $5,643 and $6,742           89,988           96,681
     Film contract and prepaid broadcast rights         95,541           89,245
     Prepaid expenses and other current assets          32,545           54,153
-------------------------------------------------------------------------------
       Total current assets                          1,717,439        1,736,524
-------------------------------------------------------------------------------


FILM CONTRACT RIGHTS,
     including deposits, less estimated portion
     to be used within one year                         50,361           59,228
-------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT, at cost:
     Land, buildings and improvements                   36,626           35,465
     Equipment                                          95,740           91,467
-------------------------------------------------------------------------------
                                                       132,366          126,932
       Less-Accumulated depreciation                    84,028           77,917
-------------------------------------------------------------------------------
                                                        48,338           49,015
-------------------------------------------------------------------------------


INTANGIBLE ASSETS                                      323,752          333,074
-------------------------------------------------------------------------------


OTHER ASSETS                                            19,120           10,622
-------------------------------------------------------------------------------
                                                    $2,159,010       $2,188,463
===============================================================================

                                      BHC Communications, Inc. and Subsidiaries

                                                             December 31,
                                                       ------------------------
                                                          1995             1994
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
  Film contracts payable within one year            $   87,634       $   81,696
  Accounts payable and accrued expenses                 72,906           70,834
  Income taxes payable                                  28,429           55,782
-------------------------------------------------------------------------------
    Total current liabilities                          188,969          208,312
-------------------------------------------------------------------------------


FILM CONTRACTS PAYABLE AFTER ONE YEAR                   86,392           89,048
-------------------------------------------------------------------------------


OTHER LONG-TERM LIABILITIES                              6,504            5,655
-------------------------------------------------------------------------------


MINORITY INTEREST                                       95,252           95,564
-------------------------------------------------------------------------------


COMMITMENTS AND CONTINGENCIES (NOTE 8)


SHAREHOLDERS' INVESTMENT:
  Class A common stock-par value $.01 per share;
    authorized 200,000,000 shares; outstanding
    6,492,808 and 6,877,518 shares                          65               69
  Class B common stock-par value $.01 per share;
    authorized 200,000,000 shares; outstanding
    18,000,000 shares                                      180              180
  Capital surplus                                            -           29,611
  Retained earnings                                  1,779,560        1,779,409
  Treasury stock-129,786 and 125,030 Class A
    common shares, at cost                              (6,493)          (6,254)
  Adjustment to reflect marketable securities
    at market value                                      8,581          (13,131)
-------------------------------------------------------------------------------
                                                     1,781,893        1,789,884
-------------------------------------------------------------------------------
                                                    $2,159,010       $2,188,463
===============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                       BHC Communications, Inc. and Subsidiaries


Consolidated Statements of Income
---------------------------------

                                                                                    Year ended December 31,
                                                                   ---------------------------------------------------------
(In Thousands Except per Share Data)                                      1995                   1994                  1993
----------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUES                                                   $ 454,702              $ 457,533             $ 411,999
---------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Television expenses                                                  214,223                232,635               230,088
  Selling, general and administrative                                  121,900                111,916               102,649
----------------------------------------------------------------------------------------------------------------------------
                                                                       336,123                344,551               332,737
----------------------------------------------------------------------------------------------------------------------------

    Operating income                                                   118,579                112,982                79,262
----------------------------------------------------------------------------------------------------------------------------


OTHER INCOME (EXPENSE):
  Interest and other income                                             82,483                 57,644                55,340
  Equity in United Paramount Network loss                             (129,303)                (3,977)                    -
  Income associated with Time Warner Inc. securities                         -                      -               256,622
----------------------------------------------------------------------------------------------------------------------------
                                                                       (46,820)                53,667               311,962
----------------------------------------------------------------------------------------------------------------------------

     Income before provision for income taxes
       and minority interest                                            71,759                166,649               391,224

PROVISION FOR INCOME TAXES                                              18,800                 57,900               146,900
----------------------------------------------------------------------------------------------------------------------------
  Income before minority interest                                       52,959                108,749               244,324


MINORITY INTEREST                                                       15,902                 15,872                20,038
----------------------------------------------------------------------------------------------------------------------------
  Net income                                                          $ 37,057               $ 92,877             $ 224,286
----------------------------------------------------------------------------------------------------------------------------


NET INCOME PER SHARE                                                  $   1.51               $   3.71             $    8.67
----------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                              24,549                 25,007                25,882
----------------------------------------------------------------------------------------------------------------------------



The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      BHC Communications, Inc. and Subsidiaries


Consolidated Statements of Cash Flows
-------------------------------------

                                                                                     Year ended December 31,
                                                                   ---------------------------------------------------------
(In Thousands Except per Share Data)                                     1995                   1994                   1993
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $  37,057              $  92,877              $ 224,286
  Adjustments to reconcile net income to net cash
   provided from (used in) operating activities:
     Film contract amortization                                        89,321                101,869                102,768
     Film contract payments                                           (90,994)              (117,928)              (147,557)
     Prepaid broadcast rights                                           4,249                  8,166                (34,426)
     Depreciation and other amortization                               19,833                 20,355                 20,430
     Equity in United Paramount Network loss                          129,303                  3,977                      -
     Gain on disposition of Time Warner Inc. securities                     -                      -               (219,373)
     Minority interest                                                 15,902                 15,872                 20,038
     Other                                                              1,543                  4,167                (12,441)
     Changes in assets and liabilities:
       Accounts receivable                                              6,693                (11,305)                (7,996)
       Other assets                                                       643                    682                   (828)
       Accounts payable and other liabilities                           5,728                  4,932                  1,384
       Income taxes                                                   (22,028)                 4,996                  4,688
----------------------------------------------------------------------------------------------------------------------------
            Net cash provided from (used in)
              operating activities                                    197,250                128,660                (49,027)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Disposition of marketable securities                                697,079              1,097,409                947,015
  Purchase of marketable securities                                  (811,540)              (941,400)              (927,268)
  Investment in United Paramount Network                             (128,585)                (6,815)                     -
  Capital expenditures, net                                            (9,839)                (8,242)               (10,835)
  Other                                                                (8,782)                  (429)               (11,315)
----------------------------------------------------------------------------------------------------------------------------
             Net cash provided from (used in) investing activities   (261,667)               140,523                 (2,403)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury stock                                          (30,504)               (73,449)               (25,428)
  Capital transactions of subsidiary                                  (30,597)                (8,904)                (8,760)
  Payment of special dividend                                         (24,504)                     -                (51,893)
----------------------------------------------------------------------------------------------------------------------------
             Net cash used in financing activities                    (85,605)               (82,353)               (86,081)
----------------------------------------------------------------------------------------------------------------------------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (150,022)               186,830               (137,511)
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      222,201                 35,371                172,882
----------------------------------------------------------------------------------------------------------------------------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  72,179              $ 222,201              $  35,371
============================================================================================================================



The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      BHC Communications, Inc. and Subsidiaries


Consolidated Statements of Shareholders' Investment
---------------------------------------------------


                                                       Treasury
                                  Outstanding Shares     Shares                    Dollar Amount (In Thousands)
                                 -------------------------------    ----------------------------------------------------------------
                                                                                                                            Market
                                  Class A     Class B    Class A    Class A    Class B   Capital    Retained     Treasury  Valuation
                                  Common      Common     Common     Common     Common    Surplus    Earnings       Stock    Account
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1992               8,172,808   18,000,000  (119,820)      $82      $180    $133,934   $1,462,246    $ (5,994) $      -
Net income                              -            -         -         -         -           -      224,286           -         -
Acquisition of
     treasury stock                     -            -  (449,390)        -         -           -            -     (33,307)        -
Retirement of
     treasury stock              (449,390)           -   449,390        (5)        -     (33,302)           -      33,307         -
Capital transactions
     of subsidiary                      -            -    (3,171)        -         -      (2,450)           -        (156)        -
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1993               7,723,418   18,000,000  (122,991)       77       180      98,182    1,686,532      (6,150)        -
Net income                              -            -         -         -         -           -       92,877           -         -
Acquisition of
     treasury stock                     -            -  (845,900)        -         -           -            -     (65,818)        -
Retirement of
     treasury stock              (845,900)           -   845,900        (8)        -     (65,810)           -      65,818         -
Capital transactions
     of subsidiary                      -            -    (2,039)        -         -      (2,761)           -        (104)        -
Marketable securities
     valuation adjustment               -            -                   -         -           -            -           -   (13,131)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1994               6,877,518   18,000,000  (125,030)       69       180      29,611    1,779,409      (6,254)  (13,131)
Net income                              -            -         -         -         -           -       37,057           -         -
Dividend on common
     stock - $1.00 per share            -            -         -         -         -           -      (24,604)          -         -
Acquisition of treasury stock           -            -  (384,710)        -         -           -            -     (31,279)        -
Retirement of
     treasury stock              (384,710)           -   384,710        (4)        -     (18,973)     (12,302)     31,279         -
Capital transactions
     of subsidiary                      -            -    (4,756)        -         -     (10,638)           -        (239)        -
Marketable securities
     valuation adjustment               -            -         -         -         -           -            -           -    21,712
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1995               6,492,808   18,000,000  (129,786)      $65      $180    $      -   $1,779,560    $ (6,493) $  8,581
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                     BHC Communications, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
------------------------------------------


NOTE 1
-------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) BUSINESS AND BASIS OF PRESENTATION
BHC Communications, Inc. is a majority owned (73.9% at December 31, 1995 and 72.7% at December 31, 1994) subsidiary of Chris-Craft Industries, Inc. BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations, and through majority owned (57.3% at December 31, 1995 and 55.2% at December 31, 1994) United Television, Inc. (UTV), which operates five television stations.
     BHC, through subsidiaries, currently owns 100% of the partnership that operates the United Paramount Network (UPN), a fifth broadcast network which premiered in January 1995. Viacom Inc.'s Paramount Television Group has an option to acquire an interest in UPN equal to that of BHC, and BHC accordingly accounts for its UPN partnership interest under the equity method.
     The accompanying consolidated financial statements include the accounts of BHC and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as minority interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1995 presentation.

(B) FINANCIAL INSTRUMENTS
Cash and cash equivalents totalled $72,179,000 at December 31, 1995 and $222,201,000 at December 31, 1994. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.
     Effective January 1, 1994, BHC adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, all of BHC's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets as follows:

                                        Gross Unrealized
(In Thousands)             Cost        Gains       Losses       Fair Value
--------------------------------------------------------------------------
December 31, 1995:
U.S. Government
  securities         $1,328,855      $ 4,986      $   925       $1,332,916
Other                    84,610        9,870          210           94,270
--------------------------------------------------------------------------
                     $1,413,465      $14,856      $ 1,135       $1,427,186
==========================================================================
December 31, 1994:
U.S. Government
  securities         $1,239,691      $    87      $23,611       $1,216,167
Other                    59,631          439        1,993           58,077
--------------------------------------------------------------------------
                     $1,299,322      $   526      $25,604       $1,274,244
==========================================================================

     Of the U.S. Government securities held at December 31, 1995, 83% mature within one year, 96% within two years, and all within four years.
     Certain additional information related to BHC's marketable securities as of and for the years ended December 31, 1995 and 1994 is as follows:

--------------------------------------------------------------------------
(In Thousands)                                       1995             1994
                                               ---------------------------
Sales proceeds                                    $697,079      $1,097,409
Realized gains                                       2,356           1,193
Realized losses                                      4,690           7,734
Net unrealized gain (loss)                          13,721         (25,078)
Adjustment for unrealized gain (loss),
  net of deferred income taxes and
  minority interest                               $  8,581       $ (13,131)
==========================================================================

     For purposes of computing gains and losses, cost was determined using the specific identification method.

                                       BHC Communications, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
------------------------------------------

(C) FILM CONTRACTS
BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.
    Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1995. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1995, are $50,784,000, $24,272,000, $7,551,000 and $3,785,000 in
1997, 1998, 1999 and thereafter, respectively. The net present value at December 31, 1995, of such payments, based on an 8.5% discount rate, was approximately $72,330,000. See Note 8.

(D) DEPRECIATION AND AMORTIZATION
Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS
Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $47,333,000 at December 31, 1995 and $38,011,000 at December 31, 1994.

(F) REVENUE RECOGNITION AND
BARTER TRANSACTIONS
Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $46,039,000 in 1995, $47,201,000 in 1994 and $43,231,000 in
1993. Barter expense in each year approximated barter revenue.

(G) SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes totalled $46,300,000 in 1995, $52,900,000 in 1994 and $142,074,000 in 1993.

NOTE 2
-------------------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC currently owns 100% of UPN, and Paramount has an option exercisable through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date.
      UPN has been organized as a partnership, and BHC accounts for its partner interest under the equity method. The carrying value of such interest, which reflects BHC fundings of $128,585,000 in 1995 and $6,815,000 in 1994, less UPN losses, totalled $2,121,000 at December 31, 1995 and $2,838,000 at December 31, 1994, and is included in Other Assets on the accompanying Consolidated Balance Sheets. UPN is still in its infancy, and the cost of developing UPN is expected to remain significant for several years.

                                       BHC Communications, Inc. and Subsidiaries


Condensed consolidated financial statements of UPN as of and for the year ended December 31, 1995 are as follows:


(In Thousands)
-------------------------------------------------------
BALANCE SHEET
Current assets                                $  22,616
Property and equipment, net                       1,225
Other assets                                      3,941
-------------------------------------------------------
                                              $  27,782
=======================================================
Current liabilities                           $  25,661
Advances due BHC                                109,935
Partners' deficit                              (107,814)
-------------------------------------------------------
                                              $  27,782
=======================================================

-------------------------------------------------------
STATEMENT OF OPERATIONS
Operating revenues*                           $  30,376
Operating expenses*                             159,116
-------------------------------------------------------
  Operating loss                               (128,740)
Other expenses                                     (563)
-------------------------------------------------------
  Loss before interest on BHC advances         (129,303)
Interest on BHC advances
  (eliminated in consolidation)                  (4,535)
-------------------------------------------------------
  Net loss                                    $(133,838)
=======================================================

* With respect to certain of its programming, UPN derives no revenue and incurs no programming expense.

NOTE 3
-------------------------------------------------------------------------------
INTERESTS IN WARNER COMMUNICATIONS INC. AND
TIME WARNER INC.:

From 1984 to 1989, BHC was the largest shareholder of Warner
Communications Inc. Pursuant to the merger of Warner and Time Warner Inc., BHC in 1989 and 1990 disposed of its Warner interest for cash and Time Warner securities, and BHC recorded pretax gains totalling $1.9 billion on those dispositions. In 1993, BHC disposed of its then remaining Time Warner securities, and income associated with such securities is included in the accompanying 1993 Consolidated Statement of Income as follows:


(In Thousands)
-------------------------------------------------------------
Gain on disposition, after expense of $2,905         $219,373
Dividend income                                        14,672
Interest income                                        22,577
-------------------------------------------------------------
                                                     $256,622
=============================================================


      Expense deducted from the gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.

NOTE 4
-------------------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:

                                                           December 31,
                                                  -----------------------------
(In Thousands)                                       1995                 1994
-------------------------------------------------------------------------------
Accounts payable                                  $ 9,114              $ 8,799
Payable for securities purchased                    1,023                  248
Accrued expenses-
  Deferred barter revenue                          29,660               32,601
  Payroll and compensation                         16,992               15,042
  Other                                            16,117               14,144
-------------------------------------------------------------------------------
                                                  $72,906              $70,834
===============================================================================

NOTE 5
-------------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

Each share of Class B common stock, all of which is held by Chris-Craft, entitles the holder to ten votes (Class A common stock entitles the holder to one vote per share), is convertible at all times into Class A common stock on a share-for-share basis, is not transferable except to specified persons and in general carries the same per share dividend

                                       BHC Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
------------------------------------------

and liquidation rights as Class A common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the Class A common stock than on the Class B common stock.
      From 1990, when BHC became a public company, through December 31, 1995, BHC purchased 4,914,387 shares of its Class A common stock at an aggregate cost of $296,496,000. Chris-Craft's ownership interest in BHC during that period accordingly increased to 73.9% (representing 96.6% of BHC's voting power) from 60%. At December 31, 1995, 585,613 Class A common shares were authorized for purchase, and an additional 1,300,000 shares subsequently have been authorized for purchase.
      Capital transactions of subsidiary, as set forth in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment, reflect purchases by UTV of its common shares totalling $28,440,000 in 1995, $8,904,000 in 1994 and $8,760,000 in 1993, net
of proceeds from the exercise of stock options, as well as UTV's 1995 dividend of $.50 per share, all net of intercompany eliminations and minority interest.


NOTE 6
-------------------------------------------------------------------------------
RETIREMENT PLANS:

Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $3,096,000 in 1995, $2,021,000 in 1994, and $1,654,000 in 1993.
      It is not practical to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates was as follows:



                                                                  December 31,
                                                          -------------------------------
(In Thousands)                                               1995                   1994
-----------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                              $(26,210)              $(23,261)
  Nonvested benefit obligation                             (1,932)                (1,558)
-----------------------------------------------------------------------------------------
    Accumulated benefit obligation                        (28,142)               (24,819)

  Effect of projected compensation
    increases                                             (11,513)                (7,655)
-----------------------------------------------------------------------------------------
    Projected benefit obligation                          (39,655)               (32,474)

Fair value of plan assets
  (primarily listed securities and
  temporary investments)                                   24,366                 19,774
-----------------------------------------------------------------------------------------
    Excess                                                (15,289)               (12,700)

Unrecognized net asset at date of
  initial application of SFAS No. 87,
  being amortized over 15 years                              (234)                  (283)

Unrecognized net loss from past
  experience being amortized over
  15 years                                                  2,090                  2,637
-----------------------------------------------------------------------------------------
    Pension liability                                    $(13,433)              $(10,346)
=========================================================================================

      Assumptions used in accounting for pension plans for each year presented are as follows:


-----------------------------------------------------------------------------------------
Discount rate at end of year                                                       7.25%
Rate of increase in future compensation levels                                     4.50%
Expected long-term rate of return on assets                                        7.75%


      The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $6,307,000 in 1995, $4,877,000 in 1994 and $4,977,000 in 1993.

                                       BHC Communications, Inc. and Subsidiaries


NOTE 7
--------------------------------------------------------------------------------
INCOME TAXES:

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

                                                             Year Ended December 31,
                                                    -------------------------------------------
(In Thousands)                                         1995                 1994           1993
-----------------------------------------------------------------------------------------------
Current (including effect
  of adoption in 1993):
    Federal                                        $ 23,300              $48,625       $127,450
    State                                           (13,700)              (8,600)        15,975
-----------------------------------------------------------------------------------------------
                                                      9,600               40,025        143,425
-----------------------------------------------------------------------------------------------
Deferred:
    Federal                                           8,200               16,275          1,450
    State                                             1,000                1,600          2,025
-----------------------------------------------------------------------------------------------
                                                      9,200               17,875          3,475
-----------------------------------------------------------------------------------------------
                                                   $ 18,800              $57,900       $146,900
===============================================================================================

        Following the favorable resolution of routine audits in each year, state income taxes in 1995 and 1994 reflect $20,000,000 reversals of amounts accrued in 1989 and 1990.
        Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                                                    December 31,
                                                    -------------------------------------------
(In Thousands)                                         1995                 1994           1993
-----------------------------------------------------------------------------------------------
Taxes at federal
  statutory rate                                    $25,115              $58,327       $136,928
State income taxes, net                              (8,223)              (4,559)        11,692
Amortization of intangible
  assets                                              3,151                3,151          3,198
Dividend exclusion                                     (764)                (447)        (3,984)
Enacted rate change
  (to 35% from 34%)                                       -                    -         (1,129)
Other                                                  (479)               1,428            195
-----------------------------------------------------------------------------------------------
                                                    $18,800              $57,900       $146,900
===============================================================================================

        Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                                             December 31,
                                                                       -----------------------
(In Thousands)                                                             1995           1994
----------------------------------------------------------------------------------------------
Accrued liabilities not deductible
  until paid                                                           $  6,976        $14,400
Allowance for doubtful accounts                                           2,138          2,671
Film contract rights                                                      3,974          6,870
Investments                                                               4,117          1,652
SFAS 115 adjustment                                                           -          9,950
Other                                                                       616            396
----------------------------------------------------------------------------------------------
  Deferred tax assets                                                    17,821         35,939
----------------------------------------------------------------------------------------------
Property and equipment                                                   (3,143)        (3,698)
SFAS 115 adjustment                                                      (9,044)             -
Other                                                                      (823)          (653)
----------------------------------------------------------------------------------------------
  Deferred tax liabilities                                              (13,010)        (4,351)
----------------------------------------------------------------------------------------------
  Net deferred tax assets                                              $  4,811        $31,588
==============================================================================================

                                      BHC Communciations, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
------------------------------------------

NOTE 8
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

The aggregate amount payable by BHC's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totalled $166,200,000 at December 31, 1995 (including $40,400,000 applicable to UTV).
        BHC is expected to make significant expenditures developing UPN. See
Note 2.
        BHC is a party to various pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters should not have a material effect on BHC's consolidated financial position or results of operations.


NOTE 9
--------------------------------------------------------------------------------
RELATED PARTY TRANSACTIONS:

Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $8,000,000 in 1995, $11,000,000 in 1994 and $8,000,000
in 1993, and management and directors' fees UTV paid Chris-Craft totalling $570,000 in 1995, $570,000 in 1994 and $549,000 in 1993.
        The management contract between BHC and Chris-Craft additionally provides for the reimbursement by BHC to Chris-Craft of expenses incurred by Chris-Craft specifically relating to BHC, including compensation payable by Chris-Craft to its employees with respect to any extraordinary financial results of BHC. In connection with the 1993 disposition of Time Warner securities, which resulted in gains before income taxes and minority interest of approximately $219 million, BHC reimbursed Chris-Craft $2,905,000 for compensation expense payable by Chris-Craft with respect to such disposition.

                                      BHC Communications, Inc. and Subsidiaries


Selected Financial Data
-----------------------



                                                                          As of and for the Year Ended December 31,
                                                            ---------------------------------------------------------------------
(In Thousands of Dollars Except per Share Data)                    1995          1994          1993           1992          1991
---------------------------------------------------------------------------------------------------------------------------------

Operating revenues                                          $   454,702   $   457,533   $   411,999    $   307,883   $   262,568
================================================================================================================================
Operating income                                            $   118,579   $   112,982   $    79,262    $    22,362   $       517
Interest and other income                                        82,483        57,644        55,340         36,374        57,311
Equity in United Paramount Network loss                        (129,303)       (3,977)            -              -             -
Income associated with Time Warner securities                         -             -       256,622         94,059        87,657
Income taxes                                                    (18,800)      (57,900)     (146,900)       (36,100)      (34,900)
Minority interest                                               (15,902)      (15,872)      (20,038)        (7,400)       (2,470)
--------------------------------------------------------------------------------------------------------------------------------
  Net income                                                $    37,057   $    92,877   $   224,286    $   109,295   $   108,115
================================================================================================================================

Net income per share                                        $      1.51   $      3.71   $      8.67    $      4.09   $      3.89
Cash dividends declared per share                                  1.00             -             -           2.00             -
Cash and current marketable securities                        1,499,365     1,496,445     1,506,529        966,582       931,350
Film contract rights                                            145,902       148,473       186,079        187,518       165,029
Noncurrent marketable securities                                      -             -             -        450,022       732,740
Total assets                                                  2,159,010     2,188,463     2,241,538      2,135,038     2,012,203
Long-term debt                                                        -             -             -              -             -
Shareholders' investment                                      1,781,893     1,789,884     1,778,821      1,590,448     1,620,860
Book value per share                                        $     73.14   $     72.31   $     69.49    $     61.05   $     58.88

                                      BHC Communications, Inc. and Subsidiaries



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
BHC's financial position is strong and highly liquid. Cash and marketable securities totalled $1.5 billion at December 31, 1995, and BHC has no debt outstanding. BHC is currently expending significant funds to develop the United Paramount Network, but cash flow provided from BHC's operating activities, $197.3 million in 1995, substantially exceeded BHC's 1995 UPN funding of $128.6 million.
        BHC's operating cash flow is generated primarily by its core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $1.7 million and $16.1 million, respectively, in 1995 and 1994), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such $14.4 million variance between 1995 and 1994, broadcast cash flow increased 10%, to $159.3 million from $144.7 million in 1994, while station earnings rose less than 1%. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.
        BHC's cash flow additionally reflects earnings associated with its cash and marketable securities. Cash and marketable securities totalled $1.5 billion at December 31, 1995, virtually unchanged from December 31, 1994. BHC operating cash flow of $197.3 million in 1995 was offset by UPN funding of $128.6 million, treasury stock purchases by BHC and UTV totalling $61.0 million and payment of the 1995 special dividend described below.
        Special cash dividends of $2.00 per share, totalling $51.9 million, and $1.00 per share, totalling $24.5 million, were paid on BHC's Class A and Class B common stock, in January 1993 and April 1995, respectively. BHC has no plan to pay regular dividends.
        Since April 1990, BHC's Board of Directors has authorized the purchase of up to 6,800,000 Class A common shares. Through December 31, 1995, 4,914,387 shares were purchased for a total cost of $296.5 million, including $31.3 million in 1995. From 1993 through 1995, UTV purchased 991,776 of its common shares at an aggregate cost of $51.5 million, and at December 31, 1995, 1,192,249 UTV shares remained authorized for purchase.
        BHC intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.
        In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a fifth broadcast television network which premiered in January 1995. BHC currently owns 100% of UPN, and accounts for UPN under the equity method, since Paramount has an option through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest. BHC expenditures related to UPN totalled $128.6 million in 1995. UPN is still in its infancy, and the cost of developing UPN is expected to remain significant for several years.
        BHC's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1995, commitments for such programming totalled approximately $166.2 million, including $40.4 million applicable to UTV. BHC also has a commitment to invest over time up to $65 million, including $40 million applicable to UTV, in management buyout limited partnerships. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1995 (including any related to UPN) were not material. BHC expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

                                      BHC Communications, Inc. and Subsidiaries



RESULTS OF OPERATIONS
1995 VERSUS 1994
      BHC 1995 operating results reflect record station group earnings and a substantial increase in interest income. However, as expected, start-up losses at BHC's United Paramount Network lowered net income to $37,057,000, or $1.51 per share, compared to $92,877,000, or $3.71 per share, in 1994. Net income excluding UPN rose 22%, to $116,660,000, or $4.75 per share, from $95,354,000, or $3.81 per share.
     Television station earnings rose to $151,382,000, just above 1994's record earnings of $150,647,000. A 6% reduction in station programming expenses more than offset a 2% decline in station operating revenues. The decline in full year station operating revenues, to $450,239,000 from $457,533,000 in 1994, reflects disappointing softness in the 1995 fourth quarter television advertising market, which contributed to a 14% decline in BHC stations' operating revenues in that period. While early 1996 demand for television advertising time remains sluggish, the Olympic Games and political contests in 1996 should have a positive impact on rates later in the year.
     BHC operating income rose 5% in 1995, to a record $118,579,000 from $112,982,000 in 1994, as the modest increase in station earnings was augmented by decreases totalling $8.5 million in program development expenses and Chris-Craft management fee expense. Operating income would have risen even further except for one-time expenses of approximately $3.7 million incurred establishing BHC's national sales representative subsidiary, United Television Sales, Inc.
        Interest and other income increased to $82,483,000 in 1995 from $57,644,000 in 1994, primarily reflecting higher interest rates earned on BHC's money market portfolio.
        UPN incurred start-up losses of $129,303,000 in 1995, about as expected, compared to the network's 1994 pre-launch loss of $3,977,000. BHC accounts for its interest in UPN under the equity method. UPN is expected to incur substantial start-up losses for several more years.
        Income tax provisions for 1995 and 1994 are net of $20,000,000 reversals of state income taxes accrued in 1989 and 1990, following the favorable resolution in each year of routine audits. Excluding the effect of such reversals, BHC's effective income tax rate would have been 44% in 1995 and 43% in 1994, compared with the respective actual rates of 26% and 35%.
        Minority interest reflects the interest of shareholders other than BHC in the net income of UTV, 57% owned at December 31, 1995 and 55% owned at December 31, 1994.
        Earnings per share amounts vary favorably to related dollar amounts, reflecting the reduction in average common shares outstanding, from 25,882,000 in 1993 to 25,007,000 in 1994 and 24,549,000 in 1995, resulting from open market purchases by BHC of its Class A common shares.

1994 VERSUS 1993
        BHC's television station group achieved record operating results in 1994. The substantial increase in station earnings, together with a reversal of previously accrued income taxes, brought 1994 net income to $92,877,000, or $3.71 per share, 32% greater than 1993 income of $70,299,000, or $2.72 per share, excluding income associated with BHC's former holdings of Time Warner securities. Net income in 1993, including Time Warner income, was $224,286,000, or $8.67 per share.
     A strong national economy and heavy political spending fueled demand for television advertising in 1994. BHC's television station group posted a strong 11% increase in operating revenues, to a record $457,533,000 from $411,999,000 in 1993. After a 2% decline in their programming expenses, television station earnings increased 44%, easily surpassing 1993's record. Operating income in 1994 rose 43%, to a record $112,982,000 from 1993's $79,262,000, even after increases of approximately $12,000,000 in other operating expenses, primarily the management fee paid Chris-Craft and program development expense.
     Interest and other income, excluding amounts associated with Time Warner securities, rose to $57,644,000 from $55,340,000 in 1993. A significant increase in interest income, reflecting the placement of Time Warner proceeds in money market instruments, was partially offset by 1993 marketable securities gains.