Form 10-K405, Exhibit 13
period 1996-12-31
BHC COMMUNICATIONS INC
filed 1997-03-31
CIK 855433

                   CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------
               BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                        Year ended December 31,
(In Thousands Except per Share Data)                1996         1995         1994
--------------------------------------------------------------------------------------
OPERATING REVENUES                              $  446,292   $  454,702   $  457,533
--------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Television expenses                              217,928      214,223      232,635
  Selling, general and administrative              121,216      121,900      111,916
--------------------------------------------------------------------------------------
                                                   339,144      336,123      344,551
--------------------------------------------------------------------------------------

    Operating income                               107,148      118,579      112,982
--------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
  Interest and other income                         81,849       82,483       57,644
  Equity in United Paramount Network loss         (146,313)    (129,303)      (3,977)
--------------------------------------------------------------------------------------
                                                   (64,464)     (46,820)      53,667
--------------------------------------------------------------------------------------

    Income before provision for income taxes
         and minority interest                      42,684       71,759      166,649

PROVISION FOR INCOME TAXES                          21,000       18,800       57,900
--------------------------------------------------------------------------------------

     Income before minority interest                21,684       52,959      108,749


MINORITY INTEREST                                   17,448       15,902       15,872
--------------------------------------------------------------------------------------
    Net income                                  $    4,236   $   37,057   $   92,877
======================================================================================

NET INCOME PER SHARE                            $      .18   $     1.51   $     3.71
======================================================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          23,987       24,549       25,007
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
               BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                           December 31,
(In Thousands of Dollars)                              1996            1995
------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash and cash equivalents                         $   146,751   $    72,179
    Marketable securities (substantially all U.S.
    Government securities)                            1,245,241     1,427,186
  Accounts receivable, less allowance for
    doubtful accounts of $5,770 and $5,643               87,459        89,988
  Film contract and prepaid broadcast rights            115,498        95,541
  Prepaid expenses and other current assets              52,354        32,545
------------------------------------------------------------------------------
    Total current assets                              1,647,303     1,717,439
------------------------------------------------------------------------------
INVESTMENTS                                              45,550         7,938
------------------------------------------------------------------------------
FILM CONTRACT RIGHTS, including deposits, less
  estimated portion to be used within one year           28,536        50,361
------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost:
  Land, buildings and improvements                       41,289        36,626
  Equipment                                              97,730        95,740
------------------------------------------------------------------------------
                                                        139,019       132,366
   Less-Accumulated depreciation                         90,942        84,028
------------------------------------------------------------------------------
                                                         48,077        48,338
------------------------------------------------------------------------------
INTANGIBLE ASSETS                                       313,079       323,752
------------------------------------------------------------------------------
OTHER ASSETS                                             14,718        11,182
------------------------------------------------------------------------------
                                                    $ 2,097,263   $ 2,159,010
==============================================================================

                                                           December 31,
                                                        1996          1995
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Film contracts payable within one year            $    97,222   $    87,634
  Accounts payable and accrued expenses                  77,477        72,906
  Income taxes payable                                   35,543        28,429
------------------------------------------------------------------------------
    Total current liabilities                           210,242       188,969
------------------------------------------------------------------------------
FILM CONTRACTS PAYABLE AFTER ONE YEAR                    80,837        86,392
------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                               5,424         6,504
------------------------------------------------------------------------------
MINORITY INTEREST                                        95,227        95,252
------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' INVESTMENT:
  Class A common stock-par value $.01 per share;
    authorized 200,000,000 shares; outstanding
    5,839,508 and 6,492,808 shares                           58            65
  Class B common stock-par value $.01 per share;
    authorized 200,000,000 shares; outstanding
    18,000,000 shares                                       180           180
  Retained earnings                                   1,710,323     1,779,560
  Treasury stock-133,636 and 129,786 Class A
    common shares, at cost                               (6,677)       (6,493)
  Increase to reflect marketable securities
    at market value                                       1,649         8,581
------------------------------------------------------------------------------
                                                      1,705,533     1,781,893
------------------------------------------------------------------------------
                                                    $ 2,097,263   $ 2,159,010
==============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------
              BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                         Year ended December 31,
(In Thousands of Dollars)                              1996        1995       1994
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                       $    4,236  $   37,057  $   92,877
  Adjustments to reconcile net income to net cash
    provided from operating activities:
      Film contract amortization                       95,291      89,321     101,869
      Film contract payments                          (90,802)    (90,994)   (117,928)
      Prepaid broadcast rights                          5,252       4,249       8,166
      Depreciation and other amortization              19,451      19,833      20,355
      Equity in United Paramount Network loss         146,313     129,303       3,977
      Minority interest                                17,448      15,902      15,872
      Other                                            (2,315)      1,543       4,167
      Changes in assets and liabilities:
          Accounts receivable                           2,529       6,693     (11,305)
          Other assets                                    178         643         682
          Accounts payable and other liabilities        1,193       5,728       4,932
          Income taxes                                 (4,859)    (22,028)      4,996
--------------------------------------------------------------------------------------
            Net cash provided from
             operating activities                     193,915     197,250     128,660
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Disposition of marketable securities              1,067,658     697,079   1,097,409
  Purchase of marketable securities                  (898,897)   (811,540)   (941,400)
  Investment in United Paramount Network             (145,580)   (128,585)     (6,815)
  Other investments                                   (39,173)     (8,748)       (377)
  Capital expenditures, net                            (9,870)     (9,839)     (8,242)
  Other                                                   (44)        (34)        (52)
--------------------------------------------------------------------------------------
            Net cash provided from (used in)
              investing activities                    (25,906)   (261,667)    140,523
--------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury stock                          (62,639)    (30,504)    (73,449)
  Capital transactions of subsidiary                  (30,798)    (30,597)     (8,904)
  Payment of special dividend                           -         (24,504)      -
--------------------------------------------------------------------------------------
            Net cash used in financing
              activities                              (93,437)    (85,605)    (82,353)
--------------------------------------------------------------------------------------
  Net Increase (Decrease) in Cash and
    Cash Equivalents                                   74,572    (150,022)    186,830
  Cash and Cash Equivalents at
    Beginning of Year                                  72,179     222,201      35,371
--------------------------------------------------------------------------------------
  Cash and Cash Equivalents at End of Year         $  146,751  $   72,179  $  222,201
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS  INVESTMENT
----------------------------------------------------------------------
             BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                                         Treasury
                                              Outstanding Shares         Shares
                                            ------------------------   -----------
                                            Class A       Class B        Class A
                                            Common        Common         Common
--------------------------------------------------------------------------------------
Balance at December 31, 1993                7,723,418     18,000,000    (122,991)
Net income                                      -              -           -
Acquisition of treasury stock                   -              -        (845,900)
Retirement of treasury stock                 (845,900)         -         845,900
Capital transactions of subsidiary              -              -          (2,039)
Marketable securities valuation adjustment      -              -           -
--------------------------------------------------------------------------------------
Balance at December 31, 1994                6,877,518     18,000,000    (125,030)
Net income                                      -              -           -
Dividend on common stock - $1.00 per share      -              -           -
Acquisition of  treasury stock                  -              -        (384,710)
Retirement of treasury stock                 (384,710)         -         384,710
Capital transactions of subsidiary              -              -          (4,756)
Marketable securities valuation adjustment      -              -           -
--------------------------------------------------------------------------------------
Balance at December 31, 1995                6,492,808     18,000,000    (129,786)
Net income                                      -              -           -
Acquisition of treasury stock                   -              -        (653,300)
Retirement of treasury stock                 (653,300)         -         653,300
Capital transactions of subsidiary              -              -          (3,850)
Marketable securities valuation adjustment      -              -           -
--------------------------------------------------------------------------------------
Balance at December 31, 1996                5,839,508     18,000,000    (133,636)
======================================================================================

               Dollar Amount (In Thousands)
--------------------------------------------------------------------------------------
                                                                 Market
Class A    Class B        Capital     Retained     Treasury      Valuation
Common     Common         Surplus     Earnings     Stock         Account
--------------------------------------------------------------------------------------
$   77     $    180      $ 98,182     $1,686,532   $  (6,150)    $   -
  -           -             -             92,877       -             -
  -           -             -              -         (65,818)        -
    (8)       -           (65,810)         -          65,818         -
  -           -            (2,761)         -            (104)        -
  -           -             -              -           -           (13,131)
--------------------------------------------------------------------------------------
    69          180        29,611      1,779,409      (6,254)      (13,131)
  -           -             -             37,057       -             -
  -           -             -            (24,604)      -             -
  -           -             -              -         (31,279)        -
    (4)       -           (18,973)       (12,302)     31,279         -
  -           -           (10,638)         -            (239)        -
  -           -             -              -           -            21,712
-------------------------------------------------------------------------------------
    65          180         -          1,779,560      (6,493)        8,581
  -           -             -              4,236       -             -
  -           -             -              -         (61,717)        -
    (7)       -             -            (61,710)     61,717         -
  -           -             -            (11,763)       (184)        -
  -           -             -              -           -            (6,932)
--------------------------------------------------------------------------------------
$   58     $    180      $  -         $1,710,323   $  (6,677)    $   1,649
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              BHC COMMUNICATIONS, INC. AND SUBSIDIARIES

Note 1
----------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) BUSINESS AND BASIS OF PRESENTATION

   BHC Communications, Inc. is a majority owned (75.9% at December 31, 1996 and 73.9% at December 31, 1995) subsidiary of Chris-Craft Industries, Inc. BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations, and through majority owned (59.0% at December 31, 1996 and 57.3% at December 31, 1995) United Television, Inc. (UTV), which operates five television stations.

   BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a fifth broadcast network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through December 31, 1996, consistent with BHC's sole ownership of the partnership during that period. In January 1997, Viacom Inc. completed its acquisition of a 50% interest in the partnership, and future BHC operating results will accordingly reflect BHC's then pro rata interest in UPN.

   The accompanying consolidated financial statements include the accounts of BHC and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as minority interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1996 presentation.

(B) FINANCIAL INSTRUMENTS

   Cash and cash equivalents totalled $146,751,000 at December 31, 1996 and $72,179,000 at December 31, 1995. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

   All of BHC's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets as follows:

                                       Gross Unrealized
                                       ----------------
(In Thousands)             Cost        Gains    Losses     Fair Value
----------------------------------------------------------------------
December 31, 1996:
U.S. Government
  securities            $1,151,818    $   884   $   868    $1,151,834
Other                       91,387      7,413     5,393        93,407
----------------------------------------------------------------------
                        $1,243,205    $ 8,297   $ 6,261    $1,245,241
======================================================================

December 31, 1995:
U.S. Government
  securities            $1,328,855    $ 4,986   $   925    $1,332,916
Other                       84,610      9,870       210        94,270
----------------------------------------------------------------------
                        $1,413,465    $14,856   $  1,135   $1,427,186
======================================================================

   Of the U.S. Government securities held at December 31, 1996, 87% mature within one year and all within two years.

   Certain additional information related to BHC's marketable securities as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

(In Thousands)                     1996          1995        1994
----------------------------------------------------------------------
Sales proceeds                 $ 1,067,658  $   697,079  $ 1,097,409
Realized gains                       3,909        2,356        1,193
Realized losses                        466        4,690        7,734
Net unrealized gain (loss)           2,036       13,721      (25,078)
Adjustment for unrealized gain
 (loss), net of deferred income
 taxes and minority interest   $     1,649  $     8,581  $   (13,131)

   For purposes of computing gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

   BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

   Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1996. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1996 are $48,755,000, $23,967,000, $5,869,000 and $2,246,000 in
1998, 1999, 2000 and thereafter, respectively. The net present value at December 31, 1996 of such payments, based on an 8.5% discount rate, was approximately $68,000,000. See Note 7.

(D) DEPRECIATION AND AMORTIZATION

   Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

   Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $56,653,000 at December 31, 1996 and $47,333,000 at December 31, 1995.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

   Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $40,853,000 in 1996, $46,039,000 in 1995 and $47,201,000 in 1994. Barter expense in each year approximated barter revenue.

(G) STOCK-BASED COMPENSATION

   BHC itself has no stock-based employee compensation plan, but UTV has stock option plans under which options to purchase shares of UTV common stock may be granted to UTV and BHC employees and to UTV directors. UTV has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123). This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees .


   If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plans, using the methodology prescribed by SFAS 123, BHC net income would have been reduced by $369,000, or $.02 per share, in 1996 and by $281,000, or $.01 per share, in 1995. Such pro forma amounts are based on fair value estimates using the Black-Scholes option pricing model, and may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.


(H) SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for income taxes totalled $29,000,000 in 1996, $46,300,000 in 1995 and $52,900,000 in 1994.

Note 2
----------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

   In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed approximately $116,000,000 to BHC pursuant to the option exercise, and BHC realized a pretax gain on the exercise of approximately $150,000,000, which will be recorded in the first quarter of 1997. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

   UPN has been organized as a partnership, and BHC accounts for its partnership interest under the equity method. The carrying value of such interest, which reflects BHC funding of $145,580,000 in 1996 and $128,585,000 in 1995, less BHC's then 100% interest in UPN losses in those years, totalled $1,394,000 at December 31, 1996 and $2,127,000 at December 31, 1995, and is included in Other Assets on the accompanying Consolidated Balance Sheets. UPN is still in its early development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. However, BHC believes that the substantial portion of its share of such funding requirements in 1997 and 1998 will be offset by the proceeds of the Viacom option exercise. Condensed consolidated financial statements of UPN as of and for the years ended December 31, 1996 and 1995 are as follows:


(In Thousands)                                    1996        1995
----------------------------------------------------------------------
BALANCE SHEETS
Current assets                                $   43,831  $   22,616
Property and equipment, net                          915       1,225
Other assets                                       4,147       3,941
----------------------------------------------------------------------
                                              $   48,893  $   27,782
======================================================================
Current liabilities                           $   47,499  $   25,655
Advances and interest due BHC                      -         109,941
Partners  capital (deficit)                        1,394    (107,814)
----------------------------------------------------------------------
                                              $   48,893  $   27,782
======================================================================
----------------------------------------------------------------------
STATEMENTS OF OPERATIONS
Operating revenues*                           $   56,948  $   30,376
Operating expenses*                              200,316     159,116
----------------------------------------------------------------------
   Operating loss                               (143,368)   (128,740)
Other expenses, net                               (2,945)       (563)
----------------------------------------------------------------------
   Loss before interest on BHC advances         (146,313)   (129,303)
Interest on BHC advances
   (eliminated in consolidation)                 (14,147)     (4,535)
----------------------------------------------------------------------
   Net loss                                   $ (160,460) $ (133,838)
======================================================================
* With respect to certain of its programming, UPN derives no revenue and incurs no programming expense.

Note 3
----------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

  Accounts payable and accrued expenses consist of the following:

                                                    December 31,
(In Thousands)                                    1996        1995
----------------------------------------------------------------------
Accounts payable                              $   9,530    $   9,114
Payable for securities purchased                    101        1,023
Accrued expenses-
   Deferred barter revenue                       33,896       29,660
   Payroll and compensation                      18,053       16,992
   Other                                         15,897       16,117
----------------------------------------------------------------------
                                              $  77,477    $  72,906
======================================================================


Note 4
----------------------------------------------------------------------
SHAREHOLDERS  INVESTMENT:

   Each share of Class B common stock, all of which is held by Chris-Craft, entitles the holder to ten votes (Class A common stock entitles the holder to one vote per share), is convertible at all times into Class A common stock on a share-for-share basis, is not transferable except to specified persons and in general carries the same per share dividend and liquidation rights as Class A common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the Class A common stock than on the Class B common stock.

   From 1990, when BHC became a public company, through December 31, 1996, BHC purchased 5,567,687 shares of its Class A common stock at an aggregate cost of $358,213,000. Chris-Craft's ownership interest in BHC during that period accordingly increased to 75.9% (representing 97.0% of BHC's voting power) from 60%. At December 31, 1996, 1,232,313 Class A common shares were authorized for purchase.

   Capital transactions of subsidiary, as set forth in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders Investment, reflect purchases by UTV of its common shares totalling $32,810,000 in 1996, $30,449,000 in 1995 and $9,901,000 in 1994, net of proceeds to UTV of $4,008,000 in 1996,
$2,009,000 in 1995 and $997,000 in 1994 from the exercise of stock options and UTV dividend payments of $4,750,000 in 1996 and $4,911,000 in 1995, adjusted for intercompany eliminations and minority interest.

Note 5
----------------------------------------------------------------------
RETIREMENT PLANS:

   Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $3,094,000 in 1996, $3,096,000 in 1995, and $2,021,000 in
1994.

   It is not practical to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates, including amounts accrued in the nonqualified plans, was as follows:



                                                    December 31,
(In Thousands)                                   1996          1995
----------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                  $ (30,376)    $ (26,210)
  Nonvested benefit obligation                  (1,789)       (1,932)
----------------------------------------------------------------------
     Accumulated benefit obligation            (32,165)      (28,142)
  Effect of projected compensation increases   (12,173)      (11,513)
----------------------------------------------------------------------
    Projected benefit obligation               (44,338)      (39,655)
Fair value of plan assets
  (primarily listed securities and
  temporary investments)                        29,144        24,366
----------------------------------------------------------------------
    Excess                                     (15,194)      (15,289)
Unrecognized net asset at date of
  initial application of SFAS No. 87,
  being amortized over 15 years                   (184)         (234)
Unrecognized net (gain) loss from past
  experience being amortized over
  15 years                                        (580)        2,090
----------------------------------------------------------------------
    Pension liability                        $ (15,958)    $ (13,433)
======================================================================

   Assumptions used in accounting for pension plans for each year presented are as follows:

----------------------------------------------------------------------
Discount rate at end of year                                   7.25%
Rate of increase in future compensation levels                 4.50%
Expected long-term rate of return on assets                    7.75%

   The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $4,656,000 in 1996, $6,307,000 in 1995 and $4,877,000 in 1994.


Note 6
----------------------------------------------------------------------
INCOME TAXES:

   Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                           Year ended December 31,
(In Thousands)                           1996       1995       1994
----------------------------------------------------------------------
Current:
    Federal                           $ 22,500   $ 23,300   $ 48,625
    State                                5,800    (13,700)    (8,600)
----------------------------------------------------------------------
                                        28,300      9,600     40,025
----------------------------------------------------------------------
Deferred:
    Federal                             (7,500)     8,200     16,275
    State                                  200      1,000      1,600
----------------------------------------------------------------------
                                        (7,300)     9,200     17,875
----------------------------------------------------------------------
                                      $ 21,000   $ 18,800   $ 57,900
======================================================================

   Following the favorable resolution of routine audits in 1995 and 1994, state income taxes in those years reflect $20,000,000 reversals of amounts accrued in 1989 and 1990.

   Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                          Year ended December 31,
(In Thousands)                           1996       1995      1994
----------------------------------------------------------------------
Taxes at federal
  statutory rate                      $ 14,940   $ 25,115   $ 58,327
State income taxes, net                  3,933     (8,223)    (4,559)
Amortization of intangible
  assets                                 3,151      3,151      3,151
Dividend exclusion                        (768)      (764)      (447)
Other                                     (256)      (479)     1,428
----------------------------------------------------------------------
                                      $ 21,000   $ 18,800   $ 57,900
======================================================================

   Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                      December 31,
(In Thousands)                                      1996       1995
----------------------------------------------------------------------
Accrued liabilities not deductible until paid    $  10,238  $   9,678
Film contract rights                                 6,407      3,974
Investments                                          7,243      4,117
Other                                                  418         52
----------------------------------------------------------------------
  Deferred tax assets                               24,306     17,821
----------------------------------------------------------------------
Property and equipment                              (2,729)    (3,143)
SFAS 115 adjustment                                   (668)    (4,871)
Other                                                 (689)      (823)
----------------------------------------------------------------------
  Deferred tax liabilities                          (4,086)    (8,837)
----------------------------------------------------------------------
  Net deferred tax assets                        $  20,220  $   8,984
======================================================================

Note 7
----------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

   The aggregate amount payable by BHC's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totalled $177,800,000 at December 31, 1996 (including $59,000,000 applicable to UTV).

   BHC expects to make significant expenditures developing UPN. See
Note 2.

   BHC is a party to various pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters will not have a material effect on BHC's consolidated financial position or results of operations.


Note 8
----------------------------------------------------------------------
RELATED PARTY TRANSACTIONS:

   Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $8,000,000 in 1996, $8,000,000 in 1995 and $11,000,000 in 1994, and management and directors fees UTV paid Chris-Craft totalling $570,000 in each of the three years.

                   REPORT OF INDEPENDENT ACCOUNTANTS
----------------------------------------------------------------------
                                                    February 13, 1997
PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, NY 10036


To the Board of Directors and
Shareholders of BHC Communications, Inc.


   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                        SELECTED FINANCIAL DATA
----------------------------------------------------------------------
              BHC COMMUNICATIONS, INC. AND SUBSIDIARIES


                                  As of and for the Year Ended December 31,
(In Thousands of Dollars
 Except per Share Data)     1996        1995        1994        1993       1992
Operating revenues      $  446,292  $  454,702  $  457,533  $  411,999  $  307,883
Operating income        $  107,148  $  118,579  $  112,982  $   79,262  $   22,362
Interest and other
 income                     81,849      82,483      57,644      55,340      36,374
Equity in United
 Paramount Network loss   (146,313)   (129,303)     (3,977)      -           -
Income associated with
 Time Warner Inc.
 securities                  -           -           -         256,622      94,059
Income taxes               (21,000)    (18,800)    (57,900)   (146,900)    (36,100)
Minority interest          (17,448)    (15,902)    (15,872)    (20,038)     (7,400)
  Net income            $    4,236  $   37,057  $   92,877  $  224,286  $  109,295

Net income per share    $      .18  $     1.51  $     3.71  $     8.67  $     4.09
Cash dividends declared
 per share                   -            1.00       -           -            2.00
Cash and current
 marketable securities   1,391,992   1,499,365   1,496,445   1,506,529     966,582
Film contract rights       144,034     145,902     148,473     186,079     187,518
Investments and
 noncurrent marketable
 securities                 45,550       7,938       -           -         450,022
Total assets             2,097,263   2,159,010   2,188,463   2,241,538   2,135,038
Long-term debt               -           -           -           -           -
Shareholders  investment 1,705,533   1,781,893   1,789,884   1,778,821   1,590,448
Book value per share    $    71.95  $    73.14  $    72.31  $    69.49  $    61.05

             STOCK PRICE, DIVIDEND AND RELATED INFORMATION
---------------------------------------------------------------------

   BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 21, 1997, there were 6,607 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

                                First    Second   Third    Fourth
                                Quarter  Quarter  Quarter  Quarter
----------------------------------------------------------------------
1996
High                            95 1/2   100      98 1/4   103 3/8
Low                             89       93 1/8   91 1/2   97
----------------------------------------------------------------------
1995
High                            75 3/4  81 1/4    93 1/4   95
Low                             71 7/8  71 3/4    80       88 1/2
----------------------------------------------------------------------

   BHC paid special cash dividends of $1.00 per share in February 1997 and in April 1995. BHC plans to consider annually the payment of a special dividend.

             QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------------------------
               BHC COMMUNICATIONS, INC. & SUBSIDIARIES

(In Thousands of Dollars          First      Second     Third      Fourth
 Except per Share Data)           Quarter    Quarter    Quarter    Quarter    Year
--------------------------------------------------------------------------------------
Year Ended December 31, 1996
Operating revenues                $101,045   $120,920   $107,125   $117,202  $446,292
Operating income                    19,193     36,601     26,695     24,659   107,148
Equity in United Paramount
 Network loss                      (32,754)   (34,990)   (38,909)   (39,660) (146,313)
Income before income taxes and
  minority interest                  8,921     21,632      6,698      5,433    42,684
Net income (loss)                    1,078      5,669     (1,444)    (1,067)    4,236
Net income (loss) per share       $    .04   $    .24   $   (.06)  $   (.04) $    .18
Year Ended December 31, 1995
Operating revenues                $104,475   $120,953   $111,551   $117,723  $454,702
Operating income                    24,105     39,188     22,269     33,017   118,579
Equity in United Paramount
 Network loss                      (38,403)   (28,709)   (28,722)   (33,469) (129,303)
Income before income taxes and
  minority interest                  6,299     29,218     13,957     22,285    71,759
Net income                             390     11,254     17,825      7,588    37,057
Net income per share              $    .02   $    .46   $    .73   $    .31  $   1.51

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS
----------------------------------------------------------------------
            BHC COMMUNICATIONS, INC. AND SUBSIDIARIES


Liquidity and Capital Resources

   BHC's financial position is strong and highly liquid. Cash and marketable securities totalled $1.39 billion at December 31, 1996, and BHC has no debt outstanding. BHC expended significant funds in 1996 and 1995 to develop the United Paramount Network, but cash flow provided from BHC's operating activities has substantially exceeded BHC's UPN funding since the network's January 1995 launch. BHC believes that the substantial portion of its share of such funding requirements for 1997 and 1998 will be offset by the proceeds of the Viacom option exercise, described below.

   BHC's operating cash flow is generated primarily by its core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (amortization exceeded payments by $4.5 million in 1996, and payments exceeded amortization by $1.7 million in 1995), and is dependent upon the mix of programs aired and payment terms of the stations contracts. Reflecting such $6.2 million variance between 1996 and 1995, broadcast cash flow in 1996 declined only 10% from 1995's record amount, while station earnings declined 14%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

   BHC's cash flow additionally reflects earnings associated with its cash and marketable securities, which totalled $1.39 billion at December 31, 1996, compared to $1.50 billion at December 31, 1995. While operating cash flow totalled $193.9 million in 1996, only slightly below 1995's $197.3 million, cash and marketable securities declined $107.4 million, primarily reflecting UPN funding of $145.6 million, treasury stock purchases of $62.6 million by BHC and $32.8 million by UTV, and other investment funding of $39.2 million.

   Special cash dividends of $2.00 per share, totalling $51.9 million, and $1.00 per share, totalling $24.5 million, were paid on BHC's Class A and Class B common stock, in January 1993 and April 1995, respectively. In January 1997, BHC declared a special cash dividend of $1.00 per share, aggregating $23.6 million, which was paid in February 1997. BHC plans to consider annually the payment of a special dividend.

   Since April 1990, BHC's Board of Directors has authorized the purchase of up to 6,800,000 Class A common shares. Through December 31, 1996, 5,567,687 shares were purchased for a total cost of $358.2 million, including $61.7 million in 1996. From 1993 through December 31, 1996, UTV purchased 1,355,276 of its common shares at an aggregate cost of $84.3 million, and at December 31, 1996, 828,749 UTV shares remained authorized for purchase.

   BHC intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

   In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed approximately $116 million to BHC following the closing, and BHC realized a pretax gain of approximately $150 million on the transaction, which will be recorded in the first quarter of 1997. BHC and Viacom will now share equally in UPN losses and funding requirements. BHC funding of UPN totalled $145.6 million in 1996 and $128.6 million in 1995. UPN is still in its early development, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. However, BHC believes that the substantial portion of its share of such funding requirements for 1997 and 1998 will be offset by the proceeds of the Viacom option exercise.

   BHC's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1996, commitments for such programming totalled approximately $177.8 million, including $59.0 million applicable to UTV. BHC also has a remaining commitment to invest over time up to $30.6 million, including $19.8 million applicable to UTV, in management buyout limited partnerships. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1996 (including any related to UPN) were not material. BHC expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.


RESULTS OF OPERATIONS   1996 VERSUS 1995

   BHC 1996 net income declined to $4,236,000, or $.18 per share, from 1995 net income of $37,057,000, or $1.51 per share. UPN start-up losses increased, as expected, and earnings at BHC's core television station group declined from 1995's record level.

   Television station revenues declined 3% in 1996, to $437,287,000 from $450,239,000 in 1995, reflecting lackluster advertising demand and lower share in several key markets. BHC in recent years determined not to acquire certain expensive and popular syndicated programs at several stations because their high prices appear to make acceptable profit unlikely. Accordingly, certain revenues have been foregone, reducing market share at those stations, but BHC believes those decisions promote the overall profitability of its station group.

   Station programming expenses rose only 5% in 1996, and all other station expenses declined 1%. Total station income was the third highest in BHC history, but declined 14% to $130,450,000 from 1995 s record $151,382,000. BHC operating income declined only 10% in 1996, to $107,148,000 from $118,579,000, reflecting improved results at BHC's television production subsidiaries, as well as the recording in 1995 of one-time expenses totalling approximately $3,700,000 incurred in establishing a national sales representation subsidiary.

   Interest and other income totalled $81,849,000 in 1996, compared to $82,483,000 in 1995. This income consists mostly of amounts earned on BHC's cash and marketable securities holdings.

   BHC's equity in UPN start-up losses increased, as expected, to $146,313,000 in 1996 from $129,303,000 in 1995. The increase primarily reflects the expansion in 1996 of the network's prime time schedule from two to three weekday evenings. BHC recorded 100% of UPN's losses in 1996 and 1995, consistent with its sole ownership of the network during those years. As described above, Viacom has completed its acquisition of a 50% interest in UPN, and BHC will record its then pro rata interest in future BHC losses. UPN is still in its early development and is expected for the next several years to continue to incur substantial start-up losses.

   Minority interest reflects the interest of shareholders other than BHC in the net income of UTV, 59.0% owned at December 31, 1996 and 57.3% owned at December 31, 1995.

   Earnings per share amounts vary favorably to related dollar amounts, reflecting the reduction in average common shares outstanding, resulting from open market purchases by BHC of its Class A common shares.



RESULTS OF OPERATIONS   1995 VERSUS 1994

   BHC 1995 operating results reflect record station group earnings and a substantial increase in interest income. However, as expected, start-up losses at BHC's United Paramount Network lowered net income to $37,057,000, or $1.51 per share, compared to $92,877,000, or $3.71 per share, in 1994.

   Television station earnings rose to $151,382,000, just above 1994 s then record earnings of $150,647,000. A 6% reduction in station programming expenses more than offset a 2% decline in station operating revenues. The decline in full year station operating revenues, to $450,239,000 from $457,533,000 in 1994, reflects disappointing softness in the 1995 fourth quarter television advertising market, which contributed to a 14% decline in BHC stations operating revenues in that period.

   BHC operating income rose 5% in 1995, to a record $118,579,000 from $112,982,000 in 1994, as the modest increase in station earnings was augmented by decreases totalling $8,500,000 in program development expenses and Chris-Craft management fee expense. Operating income would have risen even further except for one-time expenses of approximately $3,700,000 incurred establishing BHC's national sales representative subsidiary, United Television Sales, Inc.

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

   Minority interest reflects an increase in BHC's ownership of UTV from 55.2% at December 31, 1994 to 57.3% at December 31, 1995.