Form 10-K, Exhibit 13
period 1997-12-31
BHC COMMUNICATIONS INC
filed 1998-03-27
CIK 855433

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------
                                     Year ended December 31,
(In Thousands Except      ------------------------------------------
  per Share Data)               1997           1996           1995
--------------------------------------------------------------------
Operating Revenues        $   443,499    $   446,292    $   454,702
--------------------------------------------------------------------
Operating Expenses:
  Television expenses         212,183        217,928        214,223
  Selling, general and
    administrative            129,978        121,216        121,900
--------------------------------------------------------------------
                              342,161        339,144        336,123
--------------------------------------------------------------------

    Operating income          101,338        107,148        118,579
--------------------------------------------------------------------

Other Income (Expense):
  Gain on change of
   ownership in United
   Paramount Network          153,933           -              -
  Interest and other
   income                      82,809         81,849         82,483
  Equity in United
   Paramount Network loss     (87,430)      (146,313)      (129,303)
--------------------------------------------------------------------
                              149,312        (64,464)       (46,820)
--------------------------------------------------------------------
    Income before provision
     for income taxes and
     minority interest        250,650         42,684         71,759

Provision for Income Taxes    101,000         21,000         18,800
--------------------------------------------------------------------
    Income before minority
     interest                 149,650         21,684         52,959

Minority Interest              18,473         17,448         15,902
--------------------------------------------------------------------
          Net income      $   131,177    $     4,236    $    37,057
====================================================================
Weighted Average Common
 Shares Outstanding            23,333         23,987         24,549
====================================================================
Earnings per share
  Basic                   $      5.62    $       .18    $      1.51
  Diluted                 $      5.61    $       .17    $      1.50
====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------
                                             December 31,
                                  -----------------------------------
(In Thousands of Dollars)              1997             1996
---------------------------------------------------------------------
Assets

Current Assets:
  Cash and cash equivalents       $    282,504     $    146,751
  Marketable securities
   (substantially all U.S.
    Government securities)           1,204,776        1,245,241
  Accounts receivable,
    less allowance for doubtful
    accounts of $5,499 and $5,770       86,198           87,459
  Film contract and, in 1996,
    prepaid broadcast rights            95,859          115,498
  Prepaid expenses and other
    current assets                      44,533           52,354
--------------------------------------------------------------------
     Total current assets            1,713,870        1,647,303
--------------------------------------------------------------------

Investments                             47,594           46,944

Film Contract Rights,
  including deposits, less
  estimated portion to be used
  within one year                       26,118           28,536

Property and Equipment, at cost:
  Land, buildings and improvements      41,255           41,289
  Equipment                            101,699           97,730

--------------------------------------------------------------------
                                       142,954          139,019

  Less-Accumulated depreciation         97,774           90,942
--------------------------------------------------------------------
                                        45,180           48,077
--------------------------------------------------------------------

Intangible Assets                      303,827          313,079
--------------------------------------------------------------------

Other Assets                             5,899           13,324
--------------------------------------------------------------------
                                  $  2,142,488     $  2,097,263
====================================================================

Liabilities and Shareholders' Investment

Current Liabilities:
  Film contracts payable
    within one year               $     98,033     $     97,222
  Accounts payable and accrued
    expenses                            87,768           77,477
  Income taxes payable                  28,129           35,543
---------------------------------------------------------------------
    Total current liabilities          213,930          210,242
---------------------------------------------------------------------

Film Contracts Payable after
  One Year                              70,934           80,837
---------------------------------------------------------------------

Other Long-Term Liabilities             17,197            5,424
---------------------------------------------------------------------

Minority Interest                      115,473           95,227
---------------------------------------------------------------------

Commitments and Contingencies (Note 7)

Shareholders  Investment:
  Class A common stock-par value
    $.01 per share; authorized
    200,000,000 shares; outstanding
    5,026,108 and 5,839,508 shares          50               58
  Class B common stock-par value
    $.01 per share; authorized
    200,000,000 shares; outstanding
    18,000,000 shares                      180              180
  Retained earnings                  1,723,402        1,710,323
  Treasury stock   132,504 and
    133,636 Class A common shares,
    at cost                             (6,627)          (6,677)
  Increase to reflect marketable
    securities at market value           7,949            1,649
---------------------------------------------------------------------
                                     1,724,954        1,705,533
---------------------------------------------------------------------
                                  $  2,142,488     $  2,097,263
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------
                                     Year ended December 31,
                                -------------------------------------
(In Thousands of Dollars)          1997         1996         1995
---------------------------------------------------------------------
Cash Flows from Operating
 Activities:
  Net income                    $  131,177   $    4,236   $   37,057
  Adjustments to reconcile
   net income to net cash
   provided from operating
   activities:
    Film contract amortization      95,244       95,291       89,321
    Film contract payments         (99,513)     (90,802)     (90,994)
    Prepaid broadcast rights        21,114        5,252        4,249
    Depreciation and other
     amortization                   19,187       19,451       19,833
    Equity in United Paramount
     Network loss                   87,430      146,313      129,303
    Gain on change of ownership
     in United Paramount Network  (153,933)        -            -
    Minority interest               18,473       17,448       15,902
    Other                            1,582       (2,315)       1,543
    Changes in assets
     and liabilities:
      Accounts receivable            1,261        2,529        6,693
      Other assets                  (7,738)         178          643
      Accounts payable and
       other liabilities             4,640        1,193        5,728
      Income taxes                  22,238       (4,859)     (22,028)
---------------------------------------------------------------------
        Net cash provided from
         operating activities      141,162      193,915      197,250
---------------------------------------------------------------------
Cash Flows from Investing
 Activities:
  Disposition of marketable
   securities                    1,002,103    1,067,658      697,079
  Purchase of marketable
   securities                     (944,113)    (898,897)    (811,540)
  Distribution from United
   Paramount Network               116,261          -           -
  Investment in United
   Paramount Network               (48,185)    (145,580)    (128,585)
  Other investments                 (3,345)     (39,173)      (8,748)
  Capital expenditures, net         (7,040)      (9,870)      (9,839)
  Other                             (1,334)         (44)         (34)
---------------------------------------------------------------------
Net cash provided from (used in)
 investing activities              114,347      (25,906)    (261,667)
---------------------------------------------------------------------
Cash Flows from Financing
 Activities:
  Purchase of treasury stock       (95,408)     (62,639)     (30,504)
  Payment of special dividend      (23,599)        -         (24,504)
  Capital transactions
   of subsidiary                      (749)     (30,798)     (30,597)
---------------------------------------------------------------------
Net cash used in financing
 activities                       (119,756)     (93,437)     (85,605)
---------------------------------------------------------------------
Net Increase (Decrease) in
 Cash and Cash Equivalents         135,753       74,572     (150,022)
Cash and Cash Equivalents
 at Beginning of Year              146,751       72,179      222,201
---------------------------------------------------------------------
Cash and Cash Equivalents
 at End of Year                 $  282,504  $   146,751   $   72,179
=====================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------

                                         Treasury
                     Outstanding Shares   Shares                   Dollar Amount (In Thousands)
                    ------------------- ---------  --------------------------------------------------------
                                                                                                   Market
                    Class A     Class B   Class A  Class A  Class B  Capital  Retained   Treasury Valuation
                    Common      Common    Common   Common   Common   Surplus  Earnings   Stock     Account
------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1994   6,877,518 18,000,000  (125,030)  $69     $180    $29,611  $1,779,409 $ (6,254) $(13,131)
Net income               -          -         -     -       -           -         37,057     -         -
Dividend on common
  stock   $1.00
  per share              -          -         -     -       -           -        (24,604)    -         -
Acquisition of
  treasury stock         -          -     (384,710) -       -           -           -     (31,279)     -
Retirement of
  treasury stock     (384,710)      -      384,710    (4)   -        (18,973)    (12,302)  31,279      -
Capital transactions
  of subsidiary          -          -       (4,756) -       -        (10,638)       -        (239)     -
Marketable
 securities
 valuation
 adjustment              -          -         -     -       -           -           -        -       21,712
------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1995   6,492,808 18,000,000  (129,786)   65     180        -      1,779,560   (6,493)    8,581
Net income               -          -         -     -       -           -          4,236     -         -
Acquisition of
 treasury stock          -          -     (653,300) -       -           -           -     (61,717)     -
Retirement of
 treasury stock      (653,300)      -      653,300    (7)   -           -        (61,710)  61,717      -
Capital transactions
 of subsidiary           -          -       (3,850) -       -           -        (11,763)    (184)     -
Marketable
 securities
 valuation
 adjustment              -          -         -     -       -           -           -        -       (6,932)
-------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1996   5,839,508 18,000,000  (133,636)   58     180        -      1,710,323   (6,677)    1,649
Net income               -          -         -     -       -           -        131,177     -         -
Dividend on common
 stock   $1.00
 per share               -          -         -     -       -           -        (23,693)    -         -
Acquisition of
 treasury stock          -          -     (813,400) -       -           -            -     (95,306)    -
Retirement of
 treasury stock      (813,400)      -      813,400     (8)  -           -         (95,298)  95,306     -
Capital transactions
 of subsidiary           -          -        1,132  -       -           -             893       50     -
Marketable
 securities
 valuation
 adjustment              -          -         -     -       -           -            -        -       6,300
-------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1997   5,026,108 18,000,000  (132,504)    $50  $180     $  -      $1,723,402  $(6,627) $ 7,949
=============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

BHC COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------
Note 1
--------------------------------------------------------------------
Summary of Significant Accounting Policies:

(A) BUSINESS AND BASIS OF PRESENTATION

     BHC Communications, Inc. is a majority owned (78.6% at December 31, 1997 and 75.9% at December 31, 1996) subsidiary of Chris-Craft Industries, Inc. BHC s primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations, and through majority owned (58.5% at December 31, 1997 and 59.0% at December 31, 1996) United Television, Inc. (UTV), which operates six television stations, one of which was acquired in January 1998. See Note 9.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a fifth broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN s start-up losses from the network s 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN s start-up losses.

     The accompanying consolidated financial statements include the accounts of BHC and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1997 presentation.

(B) FINANCIAL INSTRUMENTS

     Cash and cash equivalents totalled $282,504,000 at December 31, 1997 and $146,751,000 at December 31, 1996. Cash equivalents are securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

All of BHC s marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets, as follows:

                               Gross Unrealized
                               ----------------
(In Thousands)        Cost     Gains     Losses     Fair Value
---------------------------------------------------------------
December 31, 1997:
U.S. Government
  securities       $1,097,346  $   619   $  182     $1,097,783
Other                  93,827   16,831    3,665        106,993
---------------------------------------------------------------
                   $1,191,173  $17,450   $3,847     $1,204,776
===============================================================

December 31, 1996:
U.S. Government
  securities       $1,151,818  $   884   $  868     $1,151,834
Other                  91,387    7,413    5,393         93,407
---------------------------------------------------------------
                   $1,243,205  $ 8,297   $6,261     $1,245,241
===============================================================

     All U.S. Government securities held at December 31, 1997 mature within one year.

     Certain additional information related to BHC s marketable securities as of and for the years ended December 31, 1997, 1996 and 1995 is as follows:

(In Thousands)             1997           1996          1995
---------------------------------------------------------------
Sales proceeds          $1,002,103     $1,067,658     $697,079
Realized gains               1,256          3,909        2,356
Realized losses                177            466        4,690
Net unrealized gain         13,603          2,036       13,721
Adjustment for
 unrealized gain,
 net of deferred income
 taxes and minority
 interest               $    7,949     $    1,649     $  8,581
================================================================

     For purposes of computing gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

     BHC s television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management s estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1997. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1997 are $44,077,000, $21,013,000, $3,973,000 and $1,871,000 in
1999, 2000, 2001 and thereafter, respectively. The net present value at December 31, 1997 of such payments, based on an 8.5% discount rate, was approximately $60,000,000. See Note 7.

(D) DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $65,905,000 at December 31, 1997 and $56,653,000 at December 31, 1996.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

     Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $43,944,000 in 1997, $40,853,000 in 1996 and $46,039,000 in 1995. Barter expense in each year approximated barter revenue.

(G) EARNINGS PER SHARE

     BHC has adopted Statement of Financial Accounting Standards No. 128, Earnings per Share . Basic per share amounts have been computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted per share amounts have been computed by dividing net income, less the adjustment for dilution of UTV net income ($179,000 in 1997, $241,000 in 1996 and $243,000 in
1995) resulting from the assumed conversion of UTV stock options, by the weighted average number of common shares outstanding each year. BHC has no securities outstanding other than its common shares.

(H) STOCK-BASED COMPENSATION

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

     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plans using the methodology prescribed by SFAS 123, BHC net income would have been reduced by $398,000, or $.02 per share ($.01 per share diluted), in 1997, $369,000, or $.02 per share ($.02 per share diluted), in 1996 and by $281,000, or $.01 per share ($.01 per share diluted), in 1995. Such pro forma amounts are based on fair value estimates using the Black-Scholes option pricing model, and may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

(I) SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF NONCASH
INVESTING ACTIVITIES

     Cash paid for income taxes totalled $79,500,000 in 1997, $29,000,000 in 1996 and $46,300,000 in 1995.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC capital contributions.

Note 2
--------------------------------------------------------------------
United Paramount Network:

     In July 1994, BHC, along with Viacom Inc. s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC s aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

     UPN has been organized as a partnership, and BHC accounts for its partnership interest under the equity method. The carrying value of such interest, which reflects BHC funding of $48,185,000 in 1997 and $145,580,000 in 1996, plus the additional BHC capital contributions set forth above, and BHC s pro rata share of UPN losses in those years, totalled $1,112,000 at December 31, 1997 and $1,394,000 at December 31, 1996, and is included in Investments on the accompanying Consolidated Balance Sheets. UPN is still in its early development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. However, BHC believes that the funds from the Viacom option exercise will substantially offset its aggregate UPN funding for 1997 and 1998. Condensed consolidated financial statements of UPN are as follows:

BALANCE SHEETS
                              December 31,
                        -----------------------
(In Thousands)             1997         1996
-----------------------------------------------
Current assets          $  80,017     $  43,831
Other assets               29,926         5,062
-----------------------------------------------
                        $ 109,943     $  48,893
===============================================
Current liabilities     $ 107,719     $  47,499
Partners  capital           2,224         1,394
-----------------------------------------------
                        $ 109,943     $  48,893
===============================================

STATEMENTS OF OPERATIONS

                              Year ended December 31,
(In Thousands)             1997         1996         1995
-------------------------------------------------------------
Operating revenues*    $   89,997    $   56,948   $   30,376
Operating expenses*       261,962       200,316      159,116
-------------------------------------------------------------
   Operating loss        (171,965)     (143,368)    (128,740)
Other income
 (expense), net             1,768        (2,945)        (563)
-------------------------------------------------------------
   Loss before interest
    on BHC advances      (170,197)     (146,313)    (129,303)
Interest on BHC advances
   (eliminated in
    consolidation)           -          (14,147)      (4,535)
-------------------------------------------------------------
   Net loss            $ (170,197)   $ (160,460)  $ (133,838)
=============================================================

* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

Note 3
--------------------------------------------------------------------
Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses consist of the following:

                                       December 31,
                                 ---------------------------
(In Thousands)                      1997          1996
------------------------------------------------------------
Accounts payable                 $   7,373      $   9,530
Payable for securities purchased      -               101
Accrued expenses-
  Deferred barter revenue           38,721         33,896
  Payroll and compensation          21,934         18,053
  Other                             19,740         15,897
------------------------------------------------------------
                                 $  87,768      $  77,477
============================================================

Note 4
---------------------------------------------------------------------
Shareholders  Investment:

     Each share of Class B common stock, all of which is held by Chris-Craft, entitles the holder to ten votes (Class A common stock entitles the holder to one vote per share), is convertible at all times into Class A common stock on a share-for-share basis, is not transferable except to specified persons and, in general, carries the same per share dividend and liquidation rights as Class A common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the Class A common stock than on the Class B common stock.

     From 1990, when BHC became a public company, through December 31, 1997, BHC purchased 6,381,087 shares of its Class A common stock at an aggregate cost of $453,520,000. Chris-Craft s ownership interest in BHC during that period accordingly increased to 78.6% (representing 97.4% of BHC s voting power) from 60%. At December 31, 1997, 700,000 Class A common shares remained authorized for purchase.

     Capital transactions of subsidiary, as set forth in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders Investment, reflect purchases by UTV of its common shares totalling $2,755,000 in 1997, $32,810,000 in 1996 and $30,449,000 in 1995, proceeds to UTV of $3,939,000 in 1997,
$4,008,000 in 1996 and $2,009,000 in 1995 from the exercise of stock options, and UTV dividend payments of $4,687,000 in 1997, $4,750,000 in 1996 and $4,911,000 in 1995, adjusted for intercompany eliminations and minority interest.

Note 5
---------------------------------------------------------------------
Retirement Plans:

     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $3,434,000 in 1997, $3,094,000 in 1996 and $3,096,000 in
1995.

     It is not practical to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates, including amounts accrued in the nonqualified plans, was as follows:

                                        December 31,
                                 ---------------------------
(In Thousands)                      1997           1996
------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation      $ (34,305)     $ (30,376)
  Nonvested benefit obligation      (2,658)        (1,789)
------------------------------------------------------------
       Accumulated benefit
        obligation                 (36,963)       (32,165)

  Effect of projected
    compensation increases         (12,718)       (12,173)
------------------------------------------------------------
    Projected benefit obligation   (49,681)       (44,338)

Fair value of plan assets
  (primarily listed securities
   and temporary investments)       32,633         29,144
------------------------------------------------------------
     Excess                        (17,048)       (15,194)

Unrecognized net asset at date
  of initial application of SFAS
  No. 87, being amortized over
  15 years                            (134)          (184)

Unrecognized net gain from past
  experience being amortized
  over 15 years                     (2,040)          (580)
------------------------------------------------------------
     Pension liability           $ (19,222)     $ (15,958)
============================================================

     Assumptions used in accounting for pension plans for each year presented are as follows:

------------------------------------------------------------
Discount rate at end of year                       7.25%
Rate of increase in future compensation levels     4.50%
Expected long-term rate of return on assets        7.75%

     The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $8,811,000 in 1997, $4,656,000 in 1996 and $6,307,000 in 1995.

Note 6
---------------------------------------------------------------------
Income Taxes:

     Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                Year ended December 31,
                          ----------------------------------
(In Thousands)               1997        1996        1995
------------------------------------------------------------
Current:
  Federal                 $ 61,900     $ 22,500    $ 23,300
  State                     18,400        5,800     (13,700)
------------------------------------------------------------
                            80,300       28,300       9,600
------------------------------------------------------------
Deferred:
  Federal                   20,600       (7,500)      8,200
  State                        100          200       1,000
------------------------------------------------------------
                            20,700       (7,300)      9,200
------------------------------------------------------------
                          $101,000     $ 21,000    $ 18,800
============================================================

     Following the favorable resolution of routine audits, state income taxes in 1995 reflect a $20,000,000 reversal of amounts accrued in prior years.

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                              Year ended December 31,
                          ----------------------------------
(In Thousands)              1997         1996       1995
------------------------------------------------------------
Taxes at federal
  statutory rate          $ 87,727     $ 14,940    $ 25,115
State income taxes, net     12,025        3,933      (8,223)
Amortization of intangible
  assets                     3,127        3,151       3,151

Dividend exclusion            (735)        (768)       (764)
Other                       (1,144)        (256)       (479)
------------------------------------------------------------
                          $101,000     $ 21,000    $ 18,800
============================================================

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                            December 31,
                                        --------------------
(In Thousands)                            1997       1996
------------------------------------------------------------
Accrued liabilities not deductible
  until paid                            $ 15,084   $ 10,238
Film contract rights                       6,193      6,407
Investments                                 -         7,243
Other                                       -           418
------------------------------------------------------------
  Deferred tax assets                     21,277     24,306
------------------------------------------------------------
Investments                              (17,475)      -
Property and equipment                    (2,670)    (2,729)
SFAS 115 adjustment                       (4,889)      (668)
Other                                       (573)      (689)
------------------------------------------------------------
  Deferred tax liabilities               (25,607)    (4,086)
------------------------------------------------------------
  Net deferred tax (liabilities) assets $ (4,330)  $ 20,220
============================================================

Note 7
---------------------------------------------------------------------
Commitments and Contingencies:

     In October 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW in Orlando, Florida, from Rainbow Broadcasting, Ltd., for $60,000,000 and possible future consideration of up to $25,000,000. The acquisition is subject to FCC approval and other conditions in the agreement.

     The aggregate amount payable by BHC s television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $178,100,000 at December 31, 1997 (including $79,000,000 applicable to UTV).

     BHC expects to make significant expenditures developing UPN. See
Note 2.

     BHC is a party to various pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters will not have a material effect on BHC s consolidated financial position or results of operations.

Note 8
---------------------------------------------------------------------
Related Party Transactions:

     Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $12,000,000 in 1997, $8,000,000 in 1996 and $8,000,000 in 1995, and management and directors fees UTV paid Chris-Craft totalling $570,000 in each of the three years.

Note 9
---------------------------------------------------------------------
Subsequent Event:

     In November 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WHSW-TV (now station WUTB, a UPN affiliate) in Baltimore, Maryland, from SKMD Broadcasting Partnership, for $80,000,000. The acquisition was completed on January 20, 1998, and the purchase price was paid from working capital.

                   Report of Independent Accountants

To the Board of Directors and
Shareholders of BHC Communications, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
New York, New York
February 12, 1998

SELECTED FINANCIAL DATA
--------------------------------------------------------------------

                                          As of and for the Year ended December 31,
(In Thousands of Dollars       ----------------------------------------------------------------
 Except per Share Data)            1997        1996         1995          1994         1993
-----------------------------------------------------------------------------------------------
Operating revenues             $  443,499   $  446,292   $  454,702   $  457,533   $   411,999
===============================================================================================
Operating income               $  101,338   $  107,148   $  118,579   $  112,982   $    79,262
Gain on change of ownership in
  United Paramount Network        153,933         -            -            -             -
Interest and other income          82,809       81,849       82,483       57,644        55,340
Equity in United Paramount
  Network loss                    (87,430)    (146,313)    (129,303)      (3,977)         -
Income associated with Time
  Warner Inc. securities             -            -            -            -          256,622
Income taxes                     (101,000)     (21,000)     (18,800)     (57,900)     (146,900)
Minority interest                 (18,473)     (17,448)     (15,902)     (15,872)      (20,038)
-----------------------------------------------------------------------------------------------
  Net income                   $  131,177   $    4,236   $   37,057   $   92,877   $   224,286
===============================================================================================

Earnings per share
  Basic                        $     5.62   $      .18   $     1.51   $     3.71   $      8.67
  Diluted                            5.61          .17         1.50         3.71          8.66

Cash dividends declared
  per share                          1.00            -         1.00            -             -

Cash and marketable
  securities                    1,487,280    1,391,992    1,499,365    1,496,445     1,506,529

Film contract rights              121,977      144,034      145,902      148,473       186,079

Investments                        47,594       46,944       10,065        2,838          -

Total assets                    2,142,488    2,097,263    2,159,010    2,188,463     2,241,538

Long-term debt                       -            -            -            -             -

Shareholders  investment        1,724,954    1,705,533    1,781,893    1,789,884     1,778,821

Book value per share           $    75.35   $    71.95   $    73.14   $    72.31   $     69.49

STOCK PRICE, DIVIDEND AND RELATED INFORMATION
---------------------------------------------------------------------

     BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 17, 1998, there were 6,921 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

                         First      Second      Third      Fourth
                         Quarter    Quarter     Quarter    Quarter
---------------------------------------------------------------------
1997

High                     108 1/2    122         130 1/2    133
Low                      100 1/4    104 3/8     118 1/4    121 1/2
---------------------------------------------------------------------
1996

High                      95 1/2    100          98 1/4    103 3/8
Low                       89        93 1/8       91 1/2    97
---------------------------------------------------------------------

     BHC paid special cash dividends of $1.00 per share in February 1998 and in February 1997. BHC plans to consider annually the payment of a special dividend.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In Thousands of Dollars     First     Second    Third     Fourth
 Except per Share Data)      Quarter   Quarter   Quarter   Quarter     Year
------------------------------------------------------------------------------
Year Ended December 31, 1997

Operating revenues           $101,118 $118,835 $105,998 $117,548 $443,499
Operating income               17,492   33,581   20,817   29,448  101,338
Gain on change of ownership
 in United Paramount Network  152,224     -        -       1,709  153,933
Interest and other income      20,008   20,632   21,066   21,103   82,809
Equity in United Paramount
 Network loss                 (17,898) (16,404) (19,579) (33,549) (87,430)
Income before income taxes
 and minority interest        171,826   37,809   22,304   18,711  250,650

Net income                     99,490   17,418    8,714    5,555  131,177
Earnings per share -
  Basic                          4.21      .74      .37      .24     5.62
  Diluted                    $   4.20 $    .74 $    .37 $    .24 $   5.61

Year Ended December 31, 1996

Operating revenues           $101,045 $120,920 $107,125 $117,202 $446,292
Operating income               19,193   36,601   26,695   24,659  107,148
Interest and other income      22,482   20,021   18,912   20,434   81,849
Equity in United Paramount
 Network loss                 (32,754) (34,990) (38,909) (39,660)(146,313)
Income before income taxes
 and minority interest          8,921   21,632    6,698    5,433   42,684
Net income (loss)               1,078    5,669   (1,444)  (1,067)   4,236

Earnings (loss) per share -
   Basic                          .04      .24     (.06)    (.04)     .18
   Diluted                    $   .04 $    .23 $   (.06)$   (.05)$    .17


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     BHC s financial position is strong and highly liquid. Cash and marketable securities totalled $1.49 billion at December 31, 1997, and BHC has no debt outstanding. BHC has expended significant funds developing United Paramount Network since UPN s inception in 1994, but cash flow provided from BHC s operating activities has exceeded such BHC funding of UPN. Further, BHC believes that the funds from the 1997 Viacom option exercise, described below, will substantially offset BHC s aggregate UPN funding for 1997 and 1998.

     BHC s operating cash flow is generated primarily by its core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $4.3 million in 1997, and amortization exceeded payments by $4.5 million in 1996), and is dependent upon the mix of programs aired and payment terms of the stations contracts. Reflecting such amounts, broadcast cash flow in 1997 declined 8%, while station earnings declined only 3%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     BHC s cash flow additionally reflects earnings associated with its cash and marketable securities, which increased to $1.49 billion at December 31, 1997, from $1.39 billion at December 31, 1996. Such increase primarily reflects the $116.3 million distribution from UPN, described below. Operating cash flow for 1997 declined to $141.2 million from $193.9 million, primarily because 1997 income tax payments related to the UPN distribution are reflected as a reduction of operating cash flow, while the distribution is reported as a cash flow from investing activities.

     A special cash dividend of $1.00 per share, aggregating $23.6 million, was paid by BHC in February 1997. A similar $1.00 per share special dividend, aggregating $22.7 million, was paid by BHC in February 1998. BHC plans to consider annually the payment of a special dividend.

     Since April 1990, BHC s Board of Directors has authorized the purchase of up to 7,081,087 Class A common shares. Through December 31, 1997, 6,381,087 shares were purchased for a total cost of $453.5 million, including $95.3 million in 1997. From 1993 through December 31, 1997, UTV purchased 1,385,876 of its common shares at an aggregate cost of $87.1 million, of which $2.8 million was expended in 1997, and, at December 31, 1997, 798,149 UTV shares remained authorized for purchase.

     In January 1998, UTV acquired the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80 million in cash. The station s call letters were changed to WUTB and the station became a UPN affiliate. UTV has signed a definitive agreement to purchase the assets of WRBW in Orlando, Florida, for approximately $60 million and possible future consideration of up to $25 million. UTV expects to use a portion of available cash and marketable securities balances to complete this transaction, which is subject to FCC approval as well as satisfaction of certain other conditions. BHC intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc. s Paramount Television Group, formed UPN, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included $155 million in cash (an amount equal to one-half of BHC s aggregate cash contributions to UPN through the exercise date, plus interest), additional cash available for ongoing UPN expenditures, as well as a non-cash contribution of UPN development costs previously incurred by Viacom. UPN distributed $116.3 million to BHC following the closing, and BHC recorded a 1997 pretax gain of $153.9 million on the transaction. BHC and Viacom now share equally in UPN losses and funding requirements. BHC funding of UPN totalled $48.2 million in 1997 and $145.6 million in 1996. UPN is still in its early development, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. However, BHC believes that the substantial portion of its aggregate share of such funding requirements for 1997 and 1998 will be offset by the funds from the Viacom option exercise.

     BHC s television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1997, commitments for such programming totalled approximately $178.1 million, including $79.0 million applicable to UTV. BHC also has a remaining commitment to invest over time up to $30.6 million, including $19.8 million applicable to UTV, in management buyout limited partnerships. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1997 (including any related to UPN) were not material. BHC expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

RESULTS OF OPERATIONS - 1997 VERSUS 1996

     BHC 1997 net income rose to $131,177,000, or $5.62 per share ($5.61 per share diluted), from $4,236,000, or $.18 per share ($.17 per share diluted), in 1996. The substantial increase in net income is primarily due to the pretax gain of $153,933,000 on Viacom's acquisition of its UPN interest. In addition, the amount of UPN start-up losses included in BHC's operating results was reduced significantly in 1997, reflecting the reduction, to 50% from 100%, in BHC's ownership interest in UPN.

     Varying economic and competitive factors in the markets served by BHC s station group produced uneven station results in 1997. Station operating revenues declined to $434,729,000 from $437,287,000, less than 1%. Station programming expenses declined slightly, but total station operating expenses rose about 1%, due to a $3.5 million increase in expense associated with stock price based retirement plans. As a result, station group operating income declined 3% in 1997, to $125,966,000 from $130,450,000 in 1996. That decline was almost fully offset by the increase in earnings at BHC s television production subsidiaries, to $7,098,000 in 1997 from $3,267,000 in 1996. However, after higher corporate office expenses, which primarily reflects an increase, to $12 million from $8 million, in the annual management fee paid to Chris-Craft Industries, Inc., BHC consolidated operating income declined 5%, to $101,338,000 from $107,148,000.

     UPN's start-up loss widened in 1997, to $170,197,000 from $146,313,000 in 1996, mainly due to expenses associated with the expansion of UPN's schedule and with the ongoing development of the network's programming strategy. The UPN equity loss recorded in BHC's financial statements nonetheless declined significantly, to $87,430,000 from $146,313,000 in 1996, reflecting the 1997 reduction in BHC s ownership interest. UPN is still in its early development and is expected for the next several years to continue to incur substantial start-up losses.

     Interest and other income consists mostly of amounts earned on BHC s cash and marketable securities holdings. Interest and other income rose to $82,809,000 from $81,849,000 in 1996. An increase in interest income was only partially offset by a decline in marketable securities gains.

      BHC s effective income tax rate declined to 40.3% in 1997 from 49.2% in 1996. Nondeductible goodwill amortization had an abnormal impact on BHC s effective tax rate in 1996 because of the low level of BHC s pretax earnings.

     Minority interest reflects the interest of shareholders other than BHC in the net income of UTV, 59% owned by BHC at December 31, 1997 and 1996 and 57% owned by BHC at December 31, 1995.

     Earnings per share amounts reflect annual reductions in average common shares outstanding, resulting from open market purchases by BHC of its Class A common shares.

RESULTS OF OPERATIONS   1996 VERSUS 1995

     BHC 1996 net income declined to $4,236,000, or $.18 per share ($.17 per share diluted), from 1995 net income of $37,057,000, or $1.51 per share ($1.50 per share diluted). UPN start-up losses increased, as expected, and earnings at BHC s core television station group declined from 1995 s record level.

     Television station revenues declined 3% in 1996, to $437,287,000 from $450,239,000 in 1995, reflecting lackluster advertising demand and lower share in several key markets. BHC in recent years determined not to acquire certain expensive and popular syndicated programs at several stations because their high prices appeared to make acceptable profit unlikely. Accordingly, certain revenues were foregone, reducing market share at those stations, but BHC believes those decisions promoted the overall profitability of its station group.

     Station programming expenses rose only 5% in 1996, and all other station expenses declined 1%. Total station income was the third highest in BHC history, but declined 14% to $130,450,000 from 1995 s record $151,382,000. BHC operating income declined only 10% in 1996, to $107,148,000 from $118,579,000, reflecting improved results at BHC s television production subsidiaries, as well as the recording in 1995 of one-time expenses totalling approximately $3,700,000 incurred in establishing a national sales representation subsidiary.

     BHC's equity in UPN start-up losses increased, as expected, to $146,313,000 in 1996 from $129,303,000 in 1995. The increase primarily reflects the expansion in 1996 of the network's prime time schedule from two to three weekday evenings. BHC recorded 100% of UPN's losses in 1996 and 1995, consistent with its sole ownership of the network during those years.