Form 10-K, Exhibit 13
period 1998-12-31
BHC COMMUNICATIONS INC
filed 1999-03-29
CIK 855433

CONSOLIDATED STATEMENTS OF INCOME

                                         Year ended December 31,
                                   ---------------------------------
(In Thousands Except
per Share Data)
                                      1998        1997        1996
--------------------------------------------------------------------
Operating Revenues                 $ 445,850   $ 443,499   $ 446,292
--------------------------------------------------------------------
Operating Expenses:
  Television expenses                210,947     212,183     217,928
  Selling, general and
    administrative                   138,174     129,978     121,216
--------------------------------------------------------------------
                                     349,121     342,161     339,144
--------------------------------------------------------------------
     Operating income                 96,729     101,338     107,148
--------------------------------------------------------------------
Other Income (Expense):
  Interest and other income           79,366      82,809      81,849
  Equity in United Paramount
    Network loss                     (88,597)    (87,430)   (146,313)
  Gain on change of ownership in
    United Paramount Network            -        153,933        -
--------------------------------------------------------------------
                                      (9,231)    149,312     (64,464)
--------------------------------------------------------------------
     Income before provision for
       income taxes and minority
       interest                       87,498     250,650      42,684

Provision for Income Taxes            31,500     101,000      21,000
--------------------------------------------------------------------
     Income before minority
       interest                       55,998     149,650      21,684

Minority Interest                     16,425      18,473      17,448
--------------------------------------------------------------------
     Net income                    $  39,573   $ 131,177   $   4,236
=====================================================================
Weighted Average Common
  Shares Outstanding                  22,614      23,333      23,987
=====================================================================
Earnings per share -
    Basic                          $    1.75   $    5.62   $     .18
    Diluted                        $    1.75   $    5.61   $     .17
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                    December 31,
                                             ------------------------
(In Thousands of Dollars)                        1998         1997
---------------------------------------------------------------------
Assets

Current Assets:
 Cash and cash equivalents                    $  201,175   $  282,504
 Marketable securities (substantially
   all U.S. Government securities)             1,202,070    1,204,776
 Accounts receivable, less allowance for
   doubtful accounts of $4,751 and $5,499         85,252       86,198
 Film contract rights                             99,883       95,859
 Prepaid expenses and other current assets        37,952       44,533
---------------------------------------------------------------------
    Total current assets                       1,626,332    1,713,870
---------------------------------------------------------------------
Investments                                       67,299       47,594
---------------------------------------------------------------------
Film Contract Rights,
  including deposits, less estimated portion
  to be used within one year                      23,619       26,118
---------------------------------------------------------------------
Property and Equipment, at cost:
  Land, buildings and improvements                43,090       41,255
  Equipment                                      110,358      101,699
---------------------------------------------------------------------
                                                 153,448      142,954

  Less - Accumulated depreciation                104,601       97,774
---------------------------------------------------------------------
                                                  48,847       45,180
---------------------------------------------------------------------
Intangible Assets                                370,394      303,827
---------------------------------------------------------------------
Other Assets                                       6,110        5,899
---------------------------------------------------------------------
                                              $2,142,601   $2,142,488
=====================================================================

                                                    December 31,
                                             ------------------------
                                                 1998         1997
---------------------------------------------------------------------
Liabilities and Shareholders' Investment

Current Liabilities:
  Film contracts payable within one year      $   96,595   $   98,033
  Accounts payable and accrued expenses           93,253       87,768
  Income taxes payable                            36,955       28,129
---------------------------------------------------------------------
    Total current liabilities                    226,803      213,930
---------------------------------------------------------------------
Film Contracts Payable after One Year             62,050       70,934
---------------------------------------------------------------------
Other Long-Term Liabilities                       17,545       17,197
---------------------------------------------------------------------
Minority Interest                                139,876      115,473
---------------------------------------------------------------------

Commitments and Contingencies (Note 7)

Shareholders' Investment:
  Class A common stock-par value $.01 per share;
    authorized 200,000,000 shares; outstanding
    4,511,605 and 5,026,108 shares                    45           50
  Class B common stock-par value $.01 per
    share; authorized 200,000,000 shares;
    outstanding 18,000,000 shares                    180          180
  Retained earnings                            1,675,976    1,723,402
  Treasury stock - 132,504 Class A common
    shares, at cost                                 -          (6,627)
  Accumulated other comprehensive income          20,126        7,949
---------------------------------------------------------------------
                                               1,696,327    1,724,954
---------------------------------------------------------------------
                                              $2,142,601   $2,142,488
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           Year ended December 31,
                                      -------------------------------
(In Thousands of Dollars)                 1998       1997      1996
---------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net income                          $  39,573  $ 131,177  $   4,236
  Adjustments to reconcile net income
   to net cash provided from
   operating activities:
     Film contract amortization          88,507     95,244     95,291
     Film contract payments            (100,824)   (99,513)   (90,802)
     Prepaid broadcast rights              -        21,114      5,252
     Depreciation and other
      amortization                       21,278     19,187     19,451


     Equity in United Paramount
      Network loss                       88,597     87,430    146,313
     Gain on change of ownership in
      United Paramount Network             -      (153,933)      -
     Minority interest                   16,425     18,473     17,448
     Other                               (4,109)     1,582     (2,315)
     Changes in assets and liabilities:
       Accounts receivable                  946      1,261      2,529
       Other assets                       6,559     (7,738)       178
       Accounts payable and other
        liabilities                       5,953      4,640      1,193
       Income taxes                       7,503     22,238     (4,859)
---------------------------------------------------------------------
           Net cash provided from
            operating activities        170,408    141,162    193,915
---------------------------------------------------------------------
Cash Flows from Investing Activities:
  Disposition of marketable securities  414,133  1,002,103  1,067,658
  Purchase of marketable securities    (389,720)  (944,113)  (898,897)
  Station acquisition (includes
    $77,646 of intangible assets)       (80,214)      -          -
  Distribution from United
    Paramount Network                      -       116,261       -
  Investment in United Paramount
    Network                             (88,100)   (48,185)  (145,580)
  Other investments                     (22,107)    (3,345)   (39,173)
  Capital expenditures, net             (11,298)    (7,040)    (9,870)
  Other                                     (23)    (1,334)       (44)
---------------------------------------------------------------------
           Net cash (used in)
            provided from investing
            activities                 (177,329)   114,347    (25,906)
---------------------------------------------------------------------
Cash Flows from Financing Activities:
  Purchase of treasury stock            (46,305)   (95,408)   (62,639)
  Payment of special dividend           (22,738)   (23,599)      -
  Capital transactions of subsidiary     (5,365)      (749)   (30,798)
---------------------------------------------------------------------
           Net cash used in financing
            activities                  (74,408)  (119,756)   (93,437)
---------------------------------------------------------------------
Net (Decrease) Increase in Cash
 and Cash Equivalents                   (81,329)   135,753     74,572
Cash and Cash Equivalents
 at Beginning of Year                   282,504    146,751     72,179
---------------------------------------------------------------------
Cash and Cash Equivalents
 at End of Year                       $ 201,175  $ 282,504  $ 146,751
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
---------------------------------------------------------------------

                                                    Treasury
                               Outstanding Shares    Shares                       Dollar Amount (In Thousands)
                              -------------------   --------  -------------------------------------------------------------------
                                                                                                     Accumulated
                                                                                                     Other          Comprehensive
                              Class A    Class B     Class A  Class A Class B  Retained    Treasury  Comprehensive  Income
                              Common     Common      Common   Common  Common   Earnings    Stock     Income         (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1995            6,492,808  18,000,000  (129,786)  $65      $180   $1,779,560  $ (6,493)  $ 8,581
Comprehensive income:
 Net income                       -           -         -       -         -         4,236      -         -           $  4,236
                                                                                                                     --------
  Other comprehensive loss:
   Unrealized net loss on
    securities (net of tax
    of $2,994)                    -           -         -       -         -          -         -         -             (4,730)
   Reclassification
    adjustment (net of tax
    of $1,210)                    -           -         -       -         -          -         -         -             (2,202)
                                                                                                                     --------
   Other comprehensive loss,
    net of tax                    -           -         -       -         -          -         -       (6,932)         (6,932)
                                                                                                                     --------
Total comprehensive loss          -           -         -       -         -          -         -         -           $ (2,696)
                                                                                                                     ========
Acquisition of treasury
  stock                           -           -     (653,300)   -         -          -      (61,717)     -
Retirement of treasury
  stock                       (653,300)       -      653,300   (7)        -       (61,710)   61,717      -
Capital transactions
 of subsidiary                    -           -       (3,850)   -         -       (11,763)     (184)     -
---------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1996            5,839,508  18,000,000  (133,636)  58        180    1,710,323    (6,677)    1,649
Comprehensive income:
  Net income                      -           -         -      -          -       131,177      -         -           $131,177
                                                                                                                     --------
  Other comprehensive income:
   Unrealized net gain on
    securities (net of tax
    of $4,619)                    -           -         -      -          -          -         -         -              6,870
   Reclassification
    adjustment (net of tax
    of $397)                      -           -         -      -          -          -         -         -               (570)
                                                                                                                     --------
   Other comprehensive income,
    net of tax                    -           -         -      -          -          -         -        6,300           6,300
                                                                                                                     --------
Total comprehensive income        -           -         -      -          -          -         -         -           $137,477
                                                                                                                     ========
Dividend on common
 stock - $1.00 per share          -           -         -      -          -       (23,693)     -         -
Acquisition of treasury
 stock                            -           -     (813,400)  -          -          -      (95,306)     -
Retirement of treasury
 stock                        (813,400)       -      813,400   (8)        -       (95,298)   95,306      -
Capital transactions
 of subsidiary                    -           -        1,132   -          -           893        50      -
---------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1997            5,026,108  18,000,000  (132,504)  50        180    1,723,402    (6,627)    7,949
Comprehensive income:
 Net income                       -           -         -      -          -        39,573      -         -           $ 39,573
                                                                                                                     --------
  Other comprehensive income:
   Unrealized net gain on
    securities (net of tax
    of $9,028)                    -           -         -      -          -          -         -         -             15,296
   Reclassification
    adjustment (net of tax
    of $1,887)                    -           -         -      -          -          -         -         -             (3,119)
                                                                                                                     --------
   Other comprehensive income,
    net of tax                    -           -         -      -          -          -         -       12,177          12,177
                                                                                                                     --------
Total comprehensive income        -           -         -      -          -          -         -         -           $ 51,750
                                                                                                                     ========
Dividend on common
 stock - $1.00 per share          -           -         -      -          -       (22,831)     -         -
Acquisition of treasury
 stock                            -           -     (514,503)  -          -          -      (62,984)     -
Retirement of treasury
 stock                        (514,503)       -      514,503   (5)        -       (62,979)   62,984      -
Capital transactions
 of subsidiary                    -           -      132,504   -          -        (1,189)    6,627      -
---------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1998            4,511,605  18,000,000      -     $45       $180   $1,675,976  $   -      $20,126
==================================================================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------
Note 1
---------------------------------------------------------------------
Summary of Significant Accounting Policies:

(A) BUSINESS AND BASIS OF PRESENTATION

     BHC Communications, Inc. is a majority owned (79.96% at December 31, 1998 and 78.6% at December 31, 1997) subsidiary of Chris-Craft Industries, Inc. BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations, and through majority owned (58.5% at December 31, 1998 and December 31, 1997) United Television, Inc. (UTV), which operates six television stations, one of which was acquired in January 1998.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN's start-up losses.

     The accompanying consolidated financial statements include the accounts of BHC and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. BHC adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," in 1998 and has elected to present this information in the Consolidated Statements of Shareholders' Investment. Such amounts have been presented net of income taxes and minority interest. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1998 presentation.

(B) FINANCIAL INSTRUMENTS

     Cash and cash equivalents totalled $201,175,000 at December 31, 1998 and $282,504,000 at December 31, 1997. Cash equivalents are securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

     All of BHC's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets, as follows:

                                  Gross Unrealized
                                  ----------------
(In Thousands)        Cost        Gains     Losses   Fair Value
---------------------------------------------------------------
December 31, 1998:
U.S. Government
  securities       $1,093,744   $  1,656   $    27   $1,095,373
Other                  74,670     33,034     1,007      106,697
---------------------------------------------------------------
                   $1,168,414   $ 34,690   $ 1,034   $1,202,070
===============================================================
December 31, 1997:
U.S. Government
  securities       $1,097,346   $    619   $   182   $1,097,783
Other                  93,827     16,831     3,665      106,993
---------------------------------------------------------------
                   $1,191,173   $ 17,450   $ 3,847   $1,204,776
===============================================================

     Of the U.S. Government securities held at December 31, 1998, 98% mature within one year and all within 15 months.

     Certain additional information related to BHC's marketable securities as of and for the years ended December 31, 1998, 1997 and 1996 is as follows:

(In Thousands)              1998         1997           1996
---------------------------------------------------------------
Sales proceeds            $414,133    $1,002,103     $1,067,658
Realized gains               6,018         1,256          3,909
Realized losses                702           177            466
Net unrealized gain         33,656        13,603          2,036
Adjustment for unrealized
  gain, net of deferred
  income taxes and
  minority interest       $ 20,126    $    7,949     $    1,649
===============================================================

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

     BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1998. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1998 are $39,064,000, $20,296,000, $1,735,000 and $955,000 in
2000, 2001, 2002 and thereafter, respectively. The net present value at December 31, 1998 of such payments, based on a 7.75% discount rate, was approximately $53,400,000. See Note 7.

(D) DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to television station WWOR, which was acquired in 1992, and television station WUTB, the assets of which were acquired in 1998, and are being amortized on a straight-line basis over 40-year periods. Accumulated amortization of intangible assets totalled $76,984,000 at December 31, 1998 and $65,905,000 at December 31, 1997.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

     Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $47,654,000 in 1998, $43,944,000 in 1997 and $40,853,000 in 1996. Barter expense in each year approximated barter revenue.

(G) EARNINGS PER SHARE

     In accordance with SFAS 128, "Earnings per Share," adopted by BHC in 1997, basic per share amounts have been computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted per share amounts have been computed by dividing net income, less the adjustment for dilution of UTV net income ($103,000 in 1998, $179,000 in 1997 and $241,000 in 1996)
resulting from the assumed conversion of UTV stock options, by the weighted average number of common shares outstanding each year. BHC has no securities outstanding other than its common shares.

(H) STOCK-BASED COMPENSATION

     BHC itself has no stock-based employee compensation plan, but UTV has stock option plans under which options to purchase shares of UTV common stock may be granted to UTV and BHC employees and to UTV directors. UTV has adopted SFAS 123, "Accounting for Stock-Based Compensation." This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plans using the methodology prescribed by SFAS 123, BHC net income would have been reduced by $394,000, or $.02 per share ($.02 per share diluted), in 1998, $398,000, or $.02 per share ($.01 per share diluted), in 1997 and $369,000, or $.02 per share ($.02 per share diluted), in 1996. Such pro forma amounts are based on fair value estimates using the Black-Scholes option pricing model, and may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

(I) SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF NONCASH
INVESTING ACTIVITIES

     Cash paid for income taxes totalled $31,000,000 in 1998, $79,500,000 in 1997 and $29,000,000 in 1996.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC capital contributions.

(J) SEGMENT INFORMATION

     In 1998, BHC adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of BHC's reportable segments. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information. See
Note 9.

Note 2
---------------------------------------------------------------------
United Paramount Network:

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

     UPN has been organized as a partnership, and BHC accounts for its partnership interest under the equity method. The carrying value of such interest, which reflects BHC funding of $88,100,000 in 1998 and $48,185,000 in 1997, plus the additional BHC capital contributions set forth above, and BHC's pro rata share of UPN losses in those years, totalled $615,000 at December 31, 1998 and $1,112,000 at December 31, 1997, and is included in Investments on the accompanying Consolidated Balance Sheets. UPN is still in its development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. Condensed consolidated financial statements of UPN are as follows:

BALANCE SHEETS
                               December 31,
                         ----------------------
(In Thousands)              1998         1997
-----------------------------------------------
Current assets           $  92,934    $  80,017
Other assets                27,305       29,926
-----------------------------------------------
                         $ 120,239    $ 109,943
===============================================
Current liabilities      $ 119,008    $ 107,719
Partners' capital            1,231        2,224
-----------------------------------------------
                         $ 120,239    $ 109,943
===============================================

STATEMENTS OF OPERATIONS
                                          Year ended December 31,
                                   ----------------------------------
(In Thousands)                         1998        1997        1996
---------------------------------------------------------------------
Operating revenues*                $   96,401  $   89,997  $   56,948
Operating expenses*                   275,165     261,962     200,316
---------------------------------------------------------------------
   Operating loss                    (178,764)   (171,965)   (143,368)
Other income (expense), net             1,571       1,768      (2,945)
---------------------------------------------------------------------
   Loss before interest on
     BHC advances                    (177,193)   (170,197)   (146,313)
Interest on BHC advances
 (eliminated in consolidation)           -           -        (14,147)
---------------------------------------------------------------------
   Net loss                        $ (177,193) $ (170,197) $ (160,460)
=====================================================================

* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

     The following information as it relates to UPN is provided in accordance with SFAS 131. See Note 9.

                                             Year ended December 31,
                                            -------------------------
(In Thousands)                                1998     1997     1996
---------------------------------------------------------------------
Depreciation and amortization               $2,069    $1,794    $364
Capital expenditures                        $1,565    $  467    $ -

Note 3
---------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                    December 31,
                                             ------------------------
(In Thousands)                                  1998          1997
---------------------------------------------------------------------
Accounts payable                             $   6,490     $   7,373
Accrued expenses -
  Deferred barter revenue                       38,824        38,721
  Payroll and compensation                      27,584        26,347
  Other                                         20,355        15,327
---------------------------------------------------------------------
                                             $  93,253     $  87,768
=====================================================================

Note 4
---------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

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

     From 1990, when BHC became a public company, through December 31, 1998, BHC purchased 6,895,590 shares of its Class A common stock, including 226,503 from UTV in 1998, at an aggregate cost of $516,503,000. Chris-Craft's ownership interest in BHC during that period accordingly increased to 79.96% (representing 97.6% of BHC's voting power) from 60%. At December 31, 1998, 185,497 Class A common shares remained authorized for purchase.

     Capital transactions of subsidiary, as set forth in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment, reflect purchases by UTV of its common shares totalling $7,010,000 in 1998, $2,755,000 in 1997 and $32,810,000 in 1996, proceeds to UTV of $3,579,000 in 1998, $3,939,000 in 1997 and $4,008,000 in 1996 from the exercise of stock options, and UTV dividend payments of $4,688,000 in 1998, $4,687,000 in 1997 and
$4,750,000 in 1996, adjusted for intercompany eliminations and minority interest.

Note 5
---------------------------------------------------------------------
RETIREMENT PLANS:

     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $3,888,000 in 1998, $3,434,000 in 1997 and $3,094,000 in
1996.

     It is not practical to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates, including amounts accrued in the nonqualified plans, was as follows:

                                                      December 31,
                                                 --------------------
(In Thousands)                                     1998        1997
---------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year          $ 49,681    $ 44,338
  Service cost                                      4,187       3,837
  Interest cost                                     3,574       3,122
  Actuarial loss/(gain)                             2,156        (859)
  Amendments                                          471        -
  Benefits paid                                      (888)       (757)
---------------------------------------------------------------------
Benefit obligation at end of year                  59,181      49,681
---------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year     32,633      29,143
  Actual return on plan assets                      3,649       2,833
  Employer contributions                            1,825       1,414
  Benefits paid                                      (888)       (757)
---------------------------------------------------------------------
Fair value of plan assets at end of year           37,219      32,633
---------------------------------------------------------------------
Plan assets less than projected
  benefit obligation                              (21,962)    (17,048)
Unrecognized initial net asset                        (84)       (134)
Unrecognized prior service cost                       746         323
Unrecognized net actuarial gain                    (1,313)     (2,363)
---------------------------------------------------------------------
Pension liability                                $(22,613)   $(19,222)
=====================================================================

     Assumptions used in accounting for pension plans for each year are as follows:
                                                 1998   1997   1996
---------------------------------------------------------------------
Discount rate at end of year                     6.75%  7.25%  7.25%
Rate of increase in future compensation levels   4.00%  4.50%  4.50%
Expected long-term rate of return on assets      7.75%  7.75%  7.75%

     The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the above plans that had an accumulated benefit obligation in excess of the fair value of plan assets were $27,464,000, $35,883,000, and $14,973,000, respectively, at December 31, 1998, and $21,709,000, $29,493,000, and $11,847,000,
respectively, at December 31, 1997.

     The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $5,212,000 in 1998, $8,811,000 in 1997 and $4,656,000 in 1996.


Note 6
---------------------------------------------------------------------
INCOME TAXES:

     Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                            Year ended December 31,
                                         ----------------------------
(In Thousands)                              1998     1997     1996
---------------------------------------------------------------------
Current:
  Federal                                $ 24,700  $ 61,900  $ 22,500
  State                                     8,300    18,400     5,800
---------------------------------------------------------------------
                                           33,000    80,300    28,300
---------------------------------------------------------------------
Deferred:
  Federal                                  (2,000)   20,600    (7,500)
  State                                       500       100       200
---------------------------------------------------------------------
                                           (1,500)   20,700    (7,300)
---------------------------------------------------------------------
                                         $ 31,500  $101,000  $ 21,000
=====================================================================

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                           Year ended December 31,
                                      -------------------------------
(In Thousands)                          1998        1997        1996
---------------------------------------------------------------------
Taxes at federal statutory rate       $ 30,625    $ 87,727   $ 14,940
State income taxes, net                  5,720      12,025      3,933
Amortization of intangible assets        3,125       3,127      3,151
Dividend exclusion                        (347)       (735)      (768)
Realization of tax benefit              (8,500)       -          -
Other                                      877      (1,144)      (256)
---------------------------------------------------------------------
                                      $ 31,500    $101,000   $ 21,000
=====================================================================

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                       December 31,
                                                   ------------------
(In Thousands)                                       1998      1997
---------------------------------------------------------------------
Accrued liabilities not deductible until paid      $18,142    $15,084
  Film contract rights                               8,325      6,193
---------------------------------------------------------------------
  Deferred tax assets                               26,467     21,277
---------------------------------------------------------------------
Investments                                        (18,772)   (17,475)
Other intangibles                                   (1,589)      (573)
Property and equipment                              (2,380)    (2,670)
SFAS 115 adjustment                                (12,031)    (4,889)
---------------------------------------------------------------------
  Deferred tax liabilities                         (34,772)   (25,607)
---------------------------------------------------------------------
  Net deferred tax liabilities                    $ (8,305)  $ (4,330)
=====================================================================

Note 7
---------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

     In 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW in Orlando, Florida for $60,000,000 and possible future consideration. The acquisition is subject to Federal Communications Commission approval and other conditions in the agreement.

     The aggregate amount payable by BHC's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $337,800,000 at December 31, 1998 (including $91,200,000 applicable to UTV).

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

Note 8
---------------------------------------------------------------------
RELATED PARTY TRANSACTIONS:

     Included in selling, general and administrative expenses are management fees BHC paid Chris-Craft of $12,000,000 in 1998, $12,000,000 in 1997 and $8,000,000 in 1996, and management and directors' fees UTV paid Chris-Craft totalling $570,000 in each of the three years.

Note 9
---------------------------------------------------------------------
SEGMENT REPORTING:

     In 1998, BHC adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." BHC has one reportable segment, the Television Division, which is reported in the consolidated financial statements.

     UPN, which is accounted for on the equity method, is also considered a reportable segment under SFAS 131. However, all required segment information is included in Note 2.

REPORT OF INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, LLP                       February 10, 1999
1301 Avenue of the Americas
New York, NY 10019


To the Board of Directors and
Shareholders of BHC Communications, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

SELECTED FINANCIAL DATA
---------------------------------------------------------------------

                                     As of and for the Year ended December 31,
(In Thousands of Dollars ---------------------------------------------------------------
 Except per Share Data)      1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------
Operating revenues       $  445,850  $   443,499  $   446,292  $   454,702  $   457,533
Operating income         $   96,729  $   101,338  $   107,148  $   118,579  $   112,982
Interest and other
 income                      79,366       82,809       81,849       82,483       57,644
Equity in United
 Paramount Network loss     (88,597)     (87,430)    (146,313)    (129,303)      (3,977)
Gain on change of
 ownership in United
 Paramount Network             -         153,933         -            -            -
Income taxes                (31,500)    (101,000)     (21,000)     (18,800)     (57,900)
Minority interest           (16,425)     (18,473)     (17,448)     (15,902)     (15,872)
  Net income             $   39,573   $  131,177   $    4,236   $   37,057  $    92,877

Earnings per share -
  Basic                  $     1.75   $     5.62   $      .18   $     1.51  $      3.71
  Diluted                      1.75         5.61          .17         1.50         3.71
Cash dividends declared
 per share                     1.00         1.00         -            1.00         -
Cash and marketable
 securities               1,403,245    1,487,280    1,391,992    1,499,365    1,496,445
Film contract rights        123,502      121,977      144,034      145,902      148,473
Investments                  67,299       47,594       46,944       10,065        2,838
Total assets              2,142,601    2,142,488    2,097,263    2,159,010    2,188,463
Long-term debt                 -            -            -            -            -
Minority interest           139,876      115,473       95,227       95,252       95,564
Shareholders' investment  1,696,327    1,724,954    1,705,533    1,781,893    1,789,884
Book value per share     $    75.35   $    75.35   $    71.95   $    73.14   $    72.31

STOCK PRICE, DIVIDEND AND RELATED INFORMATION
---------------------------------------------------------------------

     BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 26, 1999, there were 6,555 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

                         First       Second      Third       Fourth
                         Quarter     Quarter     Quarter     Quarter
---------------------------------------------------------------------
1998
High                     142         145 5/16    140 3/4     122
Low                      125 3/8     135 1/8     108         102 9/16
---------------------------------------------------------------------
1997
High                     108 1/2     122         130 1/2     133
Low                      100 1/4     104 3/8     118 1/4     121 1/2
---------------------------------------------------------------------

     BHC paid special cash dividends of $1.00 per share in February 1999 and in February 1998. BHC plans to consider annually the payment of a special dividend.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
---------------------------------------------------------------------

(In Thousands of Dollars      First     Second    Third     Fourth
 Except per Share Data)       Quarter   Quarter   Quarter   Quarter   Year
Year Ended December 31, 1998

Operating revenues           $ 99,575  $120,500  $102,794  $122,981  $445,850
Operating income               13,387    34,369    20,683    28,290    96,729
Interest and other income      20,054    18,742    20,168    20,402    79,366
Equity in United Paramount
  Network loss                (19,910)  (22,471)  (10,438)  (35,778)  (88,597)
Income before income taxes
  and minority interest        13,531    30,640    30,413    12,914    87,498
Net income                      5,998    14,597    15,812     3,166    39,573
Earnings per share -
  Basic                           .26       .65       .70       .14      1.75
  Diluted                    $    .26  $    .64  $    .70  $    .14  $   1.75

Year Ended December 31, 1997

Operating revenues           $101,118  $118,835  $105,998  $117,548  $443,499
Operating income               17,492    33,581    20,817    29,448   101,338
Interest and other income      20,008    20,632    21,066    21,103    82,809
Equity in United Paramount
 Network loss                 (17,898)  (16,404)  (19,579)  (33,549)  (87,430)
Gain on change of ownership
 in United Paramount Network  152,224      -         -        1,709   153,933
Income before income taxes
 and minority interest        171,826    37,809    22,304    18,711   250,650
Net income                     99,490    17,418     8,714     5,555   131,177
Earnings per share -
  Basic                          4.21       .74       .37       .24      5.62
  Diluted                    $   4.20  $    .74  $    .37  $    .24  $   5.61

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
---------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     BHC's financial position continues to be strong and highly liquid. Cash and marketable securities totalled $1.40 billion at December 31, 1998, and BHC has no debt outstanding. BHC has expended significant funds developing United Paramount Network since UPN's inception in 1994, but cash flow provided from BHC's operating activities has exceeded such BHC funding of UPN.

     BHC's operating cash flow is generated primarily by its core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $12.3 million in 1998 and by $4.3 million in 1997), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such amounts, broadcast cash flow in 1998 declined 8%, while station earnings declined only 2%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     BHC's operating cash flow additionally reflects earnings associated with its cash and marketable securities, which balances declined to $1.40 billion at December 31, 1998, from $1.49 billion at December 31, 1997. Such decline occurred despite an increase in operating cash flow, primarily due to the $80.2 million television station acquisition, described below, UPN funding, treasury stock purchases and the payment of a special dividend. Operating cash flow in 1998 rose to $170.4 million from $141.2 million, despite the decline in broadcast cash flow, primarily because the 1997 amount includes income tax payments related to the UPN distribution described below (the distribution is reported as a cash flow from investing activities).

     Special $1.00 per share cash dividends were paid in February
1999, aggregating $22.5 million, February 1998, aggregating $22.7 million, and February 1997, aggregating $23.6 million. BHC plans to consider annually the payment of a special dividend.

     Since April 1990, BHC's Board of Directors has authorized the purchase of up to 7,081,087 Class A common shares. Through December 31, 1998, 6,895,590 shares were purchased, including 226,503 shares in 1998 from United Television, Inc., BHC's 58.5% owned subsidiary, for a total cost of $516.5 million, including $63.0 million in 1998. From January 1, 1996 through December 31, 1998, UTV purchased 462,600 of its common shares at an aggregate cost of $42.6 million, of which $7.0 million was expended in 1998, and, at December 31, 1998, 729,649 UTV shares remained authorized for purchase.

     In January 1998, UTV purchased the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80.2 million in cash. The station's call letters were changed to WUTB and the station became a UPN affiliate. In 1997, UTV signed a definitive agreement to purchase the assets of WRBW in Orlando, Florida, for approximately $60 million and possible future consideration. UTV expects to use a portion of available cash and marketable securities balances to complete this transaction, which is subject to Federal Communications Commission approval, as well as satisfaction of certain conditions.

     BHC intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included $155 million in cash (an amount equal to one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest), additional cash available for ongoing UPN expenditures, as well as a non-cash contribution of UPN development costs previously incurred by Viacom. UPN distributed $116.3 million to BHC following the closing and BHC recorded a 1997 pretax gain of $153.9 million on the transaction. BHC and Viacom now share equally in UPN losses and funding requirements. UPN, still in its development, incurred start-up losses of $177.2 million in 1998, $170.2 million in 1997, $146.3 million in 1996 and $129.3 million in 1995, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. BHC funding of UPN totalled $88.1 million in 1998.

     BHC's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1998, commitments for such programming totalled approximately $337.8 million, including $91.2 million applicable to UTV. BHC also has a remaining commitment to invest over time up to $24.6 million, of which $14.8 million is to be invested in management buyout limited partnerships, including $11.0 million applicable to UTV. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1998 (including any related to UPN) were not material. During 1998, BHC's stations began converting to digital television
(DTV). The conversion will require the purchase of digital transmitting equipment to telecast over newly assigned frequencies. This conversion is expected to take a number of years and will be subject to competitive market conditions. BHC expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business, including the cost to convert to DTV, will be satisfied primarily from operations, marketable securities or cash balances.

     BHC has assessed year 2000 issues and believes that such issues will not have a material effect on its business, results of operations, or financial condition and that the estimated compliance cost is immaterial.

     BHC is subject to certain market risk relating to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1998 about the U.S. Government securities which are subject to interest rate sensitivity and the equity securities which are subject to equity market sensitivity.

(In Thousands)                    Cost        Fair Value
--------------------------------------------------------
U.S. Government securities     $1,093,744     $1,095,373
Equity securities              $   74,670     $  106,697

     All of BHC's marketable securities have been categorized as available for sale and are comprised substantially of U.S. Government securities, 98% of which mature in one year and all within 15 months. See Note 1 (B).

RESULTS OF OPERATIONS - 1998 VERSUS 1997

     BHC net income in 1998 declined to $39,573,000, or $1.75 per share ($1.75 per share diluted), from net income in 1997 of $131,177,000, or $5.62 per share ($5.61 per share diluted). The decline in net income primarily reflects the 1997 pretax gain of $153,933,000 recorded on the transaction described above through which BHC reduced its UPN ownership interest to its current 50% from 100%. Earnings at BHC's core broadcast television business declined slightly, as did income earned on BHC's cash and marketable securities holdings.

     Television station earnings, after a small loss at recently acquired station WUTB, were $123,123,000, down 2% from 1997 earnings of $125,966,000. Station group earnings in 1998 reflect increased current year and retroactive revenue resulting from a new long-term affiliation agreement at our NBC affiliate. In addition, 1998 station earnings reflect a reduction of approximately $3,300,000 in expense associated with stock price based retirement plans. Total station operating revenues rose slightly, to $436,664,000 from $434,729,000, while same station revenues, reflecting disappointing ratings in several key markets, declined less than 2%, after adjusting for the prior years' network affiliation fees.

     The decline in station earnings was fully offset by an increase, to $10,202,000 from $7,098,000, in earnings at BHC's television production subsidiaries. However, after WUTB goodwill amortization and a non-recurring severance expense, operating income in 1998 declined 5%, to $96,729,000 from $101,338,000 in 1997.

     UPN incurred a loss of $177,193,000 in 1998, compared to a loss of $170,197,000 in 1997. The network's cost structure increased due to the expansion of its prime time schedule to five nights a week from three. BHC's 50% share of the loss totalled $88,597,000, compared to its 1997 share of $87,430,000. UPN is still in its development and is expected for the next several years to continue to record substantial start-up losses.

     Interest and other income, which consists mostly of amounts earned on BHC's cash and marketable securities holdings, declined to $79,366,000 in 1998 from $82,809,000 in 1997. The impact of lower interest rates was only partially offset by an increase in gains on dispositions of marketable securities.

     BHC's effective income tax rate declined to 36.0% in 1998 from 40.3% in 1997, primarily reflecting the realization in 1998 of certain income tax benefits.

     Minority interest reflects the interest of shareholders other than BHC in the net income of UTV, 58.5% owned by BHC at December 31, 1998 and December 31, 1997 and 59.0% owned by BHC at December 31,
1996.

     Earnings per share amounts reflect annual reductions in weighted average common shares outstanding, resulting from purchases by BHC of its Class A common shares.

RESULTS OF OPERATIONS - 1997 VERSUS 1996

     BHC 1997 net income rose to $131,177,000, or $5.62 per share ($5.61 per share diluted), from $4,236,000, or $.18 per share ($.17 per share diluted), in 1996. The substantial increase in net income was primarily due to the pretax gain of $153,933,000 on Viacom's acquisition of its UPN interest. In addition, the amount of UPN start-up losses included in BHC's operating results was reduced significantly in 1997, reflecting the reduction, to 50% from 100%, in BHC's ownership interest in UPN.

     Varying economic and competitive factors in the markets served by BHC's station group produced uneven station results in 1997. Station operating revenues declined to $434,729,000 from $437,287,000, less than 1%. Station programming expenses declined slightly, but total station operating expenses rose about 1%, due to a $3.5 million increase in expense associated with stock price based retirement plans. As a result, station group operating income declined 3% in 1997, to $125,966,000 from $130,450,000 in 1996. That decline was almost fully offset by the increase in earnings at BHC's television production subsidiaries, to $7,098,000 in 1997 from $3,267,000 in 1996. However, after higher corporate office expenses, which primarily reflects an increase, to $12 million from $8 million, in the annual management fee paid to Chris-Craft Industries, Inc., BHC consolidated operating income declined 5%, to $101,338,000 from $107,148,000.

     UPN's start-up loss widened in 1997, to $170,197,000 from $146,313,000 in 1996, mainly due to expenses associated with the expansion of UPN's schedule and with the ongoing development of the network's programming strategy. The UPN loss recorded in BHC's financial statements nonetheless declined significantly, to $87,430,000 from $146,313,000 in 1996, reflecting the 1997 reduction in BHC's ownership interest.

     Interest and other income rose to $82,809,000 from $81,849,000 in 1996. An increase in interest income was only partially offset by a decline in marketable securities gains.

     BHC's effective income tax rate declined to 40.3% in 1997 from 49.2% in 1996. Nondeductible goodwill amortization had an abnormal impact on BHC's effective tax rate in 1996 because of the low level of BHC's pretax earnings.