Form 10-K, Exhibit 13
period 1999-12-31
BHC COMMUNICATIONS INC
filed 2000-03-30
CIK 855433

CONSOLIDATED STATEMENTS OF INCOME
                                            Year ended December 31,
                                         ----------------------------
(In Thousands Except per Share Data)         1999      1998      1997
---------------------------------------------------------------------
Operating Revenues                       $469,347  $445,850  $443,499
=====================================================================
Operating Expenses:
  Television expenses                     219,936   210,947   212,183
Selling, general and administrative       147,255   138,174   129,978
---------------------------------------------------------------------
                                          367,191   349,121   342,161
---------------------------------------------------------------------
  Operating income                        102,156    96,729   101,338
---------------------------------------------------------------------
Other Income (Expense):
  Interest and other income               105,805    79,366    82,809
Equity in United Paramount Network loss   (97,344)  (88,597)  (87,430)
Gain on change of ownership in United
 Paramount Network                          -         -       153,933
---------------------------------------------------------------------
                                            8,461    (9,231)  149,312
---------------------------------------------------------------------
  Income before provision for income
    taxes and minority interest           110,617    87,498   250,650

Provision for Income Taxes                 41,900    31,500   101,000
---------------------------------------------------------------------
    Income before minority interest        68,717    55,998   149,650

Minority Interest                          18,184    16,425    18,473
---------------------------------------------------------------------
  Net income                             $ 50,533  $ 39,573  $131,177
=====================================================================
Weighted Average Common
 Shares Outstanding                        22,512    22,614    23,333
=====================================================================
Earnings per share -
  Basic                                  $   2.24  $   1.75  $   5.62
  Diluted                                $   2.24  $   1.75  $   5.61
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                 December 31,
                                          (In Thousands of Dollars)
                                        -----------------------------
                                                  1999          1998
Assets
------
Current Assets:

  Cash and cash equivalents               $    117,184  $    201,175
  Marketable securities (substantially
   all U.S. Government securities)           1,219,144     1,202,070
  Accounts receivable, less allowance for
   doubtful accounts of $4,466 and $4,751       99,264        85,252
  Film contract rights                         111,819        99,883
  Prepaid expenses and other
   current assets                               49,429        37,952
--------------------------------------------------------------------
    Total current assets                     1,596,840     1,626,332
--------------------------------------------------------------------

Investments                                    101,371        67,299
--------------------------------------------------------------------

Film Contract Rights,
  including deposits, less estimated
  portion to be used within one year            39,550        23,619
--------------------------------------------------------------------

Property and Equipment, at cost:
  Land, buildings and improvements              48,247        43,090
  Equipment                                    126,862       110,358
--------------------------------------------------------------------
                                               175,109       153,448
  Less - Accumulated depreciation              113,231       104,601
--------------------------------------------------------------------
                                                61,878        48,847
--------------------------------------------------------------------

Intangible Assets                              417,420       370,394
--------------------------------------------------------------------

Other Assets                                     7,389         6,110
--------------------------------------------------------------------
                                            $2,224,448    $2,142,601
====================================================================

                                                 December 31,
                                        -----------------------------
                                                  1999          1998
Liabilities and Shareholders' Investment
----------------------------------------

Current Liabilities:

  Film contracts payable within one year    $  102,737    $   96,595
  Accounts payable and accrued expenses        108,435        93,253
  Income taxes payable                          38,696        36,955
--------------------------------------------------------------------
     Total current liabilities                 249,868       226,803
--------------------------------------------------------------------

Film Contracts Payable after One Year           84,372        62,050
--------------------------------------------------------------------

Other Long-Term Liabilities                     15,176        17,545
--------------------------------------------------------------------

Minority Interest                              160,550       139,876
--------------------------------------------------------------------

Commitments and Contingencies (Note 7)

Shareholders' Investment:
  Class A common stock-par value $.01 per
   share; authorized 200,000,000 shares;
   outstanding 4,511,605 shares                     45            45
  Class B common stock-par value $.01 per
   share; authorized 200,000,000 shares;
   outstanding 18,000,000 shares                   180           180
  Retained earnings 1,705,841 1,675,976
  Accumulated other comprehensive income         8,416        20,126
--------------------------------------------------------------------
                                             1,714,482     1,696,327
--------------------------------------------------------------------
                                            $2,224,448    $2,142,601
====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            Year ended December 31,
                                         -----------------------------
(In Thousands of Dollars)                1999        1998        1997
----------------------------------------------------------------------
Cash Flows from Operating
 Activities:
  Net income                       $   50,533  $   39,573  $  131,177
 Adjustments to reconcile net
   income to net cash provided
   from operating activities:
     Film contract amortization        99,735      88,507      95,244
     Film contract payments          (100,834)   (100,824)    (99,513)
     Prepaid broadcast rights           -           -          21,114
     Depreciation and other
      amortization                     22,393      21,278      19,187
     Equity in United Paramount
      Network loss                     97,344      88,597      87,430
     Gain on sale of marketable
      securities                      (33,123)     (5,316)     (1,079)
     Gain on change of ownership
      in United Paramount Network       -           -        (153,933)
     Minority interest                 18,184      16,425      18,473
     Other                             (4,891)      1,207       2,661
     Changes in assets and
       liabilities:
        Accounts receivable           (12,715)        946       1,261
        Other assets                   (2,651)      6,559      (7,738)
        Accounts payable and
         other liabilities             14,609       5,953       4,640
        Income taxes                    5,739       7,503      22,238
---------------------------------------------------------------------
           Net cash provided from
            operating activities      154,323     170,408     141,162
---------------------------------------------------------------------
Cash Flows from Investing
  Activities:
   Disposition of marketable
     securities                       463,317     414,133   1,002,103
   Purchase of marketable
     securities                      (472,472)   (389,720)   (944,113)
   Station acquisitions (includes
     $58,903 and $77,646 of
     intangible assets)               (61,269)    (80,214)      -
   Distribution from United
     Paramount Network                  -           -         116,261
   Investment in United Paramount
     Network                         (106,550)    (88,100)    (48,185)
   Other investments                  (21,247)    (22,107)     (3,345)
   Capital expenditures, net          (19,633)    (11,298)     (7,040)
   Other                                  (15)        (23)     (1,334)
---------------------------------------------------------------------
           Net cash (used in)
            provided from investing
            activities               (217,869)   (177,329)    114,347
---------------------------------------------------------------------
Cash Flows from Financing
 Activities:
   Payment of special dividend        (22,512)    (22,738)    (23,599)
   Purchase of treasury stock           -         (46,305)    (95,408)
   Capital transactions of
    subsidiary                          2,067      (5,365)       (749)
---------------------------------------------------------------------
           Net cash used in
            financing activities      (20,445)    (74,408)   (119,756)
---------------------------------------------------------------------
Net (Decrease) Increase in Cash
 and Cash Equivalents                 (83,991)    (81,329)    135,753
Cash and Cash Equivalents at
 Beginning of Year                    201,175     282,504     146,751
---------------------------------------------------------------------
Cash and Cash Equivalents at End
 of Year                           $  117,184  $  201,175  $  282,504
=====================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                        Treasury
                    Outstanding Shares   Shares           Dollar Amount (In Thousands)
                                                                                                   Accumulated
                                                                                                     Other
                          Class A     Class B   Class A   Class A   Class B   Retained   Treasury  Comprehensive  Comprehensive
                          Common      Common    Common    Common    Common    Earnings     Stock      Income         Income
Balance at
December 31, 1996        5,839,508  18,000,000 (133,636)    $58      $180    $1,710,323   $(6,677)    $1,649
Comprehensive income:
  Net income                 -           -        -           -        -        131,177     -          -             $131,177
  Other comprehensive                                                                                                --------
   income:
    Unrealized net gain
     on securities (net
     of tax of $4,619)       -           -        -           -        -          -         -          -                6,870
    Reclassification
     adjustment (net of
     tax of $397)            -           -        -           -        -          -         -          -                 (570)
    Other comprehensive                                                                                              --------
     income, net of tax      -           -        -           -        -          -         -          6,300            6,300
Total comprehensive                                                                                                  --------
 income                      -           -        -           -        -          -         -          -             $137,477
Dividend on common                                                                                                   ========
stock - $1.00 per share     -           -        -           -        -        (23,693)    -          -
Acquisition of treasury
 stock                       -           -     (813,400)      -        -          -       (95,306)     -
Retirement of treasury
 stock                    (813,400)      -      813,400      (8)       -        (95,298)   95,306      -
Capital transactions
 of subsidiary               -           -        1,132       -        -            893        50      -
------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1997        5,026,108  18,000,000 (132,504)     50        180    1,723,402    (6,627)     7,949
Comprehensive income:
 Net income                  -           -        -           -        -         39,573     -          -             $ 39,573
 Other comprehensive                                                                                                 --------
 income:
  Unrealized net gain on
   securities (net of
   tax of $9,028)            -           -        -           -        -          -         -          -               15,296
  Reclassification
   adjustment (net of
   tax of $1,887)            -           -        -           -        -          -         -          -               (3,119)
  Other comprehensive                                                                                                --------
   income, net of tax        -           -        -           -        -          -         -         12,177           12,177
                                                                                                                     --------
Total comprehensive
 income                      -           -        -           -        -          -         -          -             $ 51,750
                                                                                                                     ========
Dividend on common
 stock - $1.00 per
 share                       -           -        -           -        -        (22,831)    -          -
Acquisition of
 treasury stock              -           -     (514,503)      -        -          -       (62,984)     -
Retirement of
 treasury stock           (514,503)      -      514,503      (5)       -        (62,979)   62,984      -
Capital transactions
 of subsidiary               -           -      132,504       -        -         (1,189)    6,627      -
------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1998        4,511,605  18,000,000    -           45      180     1,675,976     -         20,126
Comprehensive income:
 Net income                   -          -        -           -        -         50,533     -          -             $ 50,533
 Other comprehensive                                                                                                 --------
  income:
   Unrealized net gain
    on securities (net
    of tax of $4,840)         -          -        -           -        -           -        -          -                9,044
   Reclassification
    adjustment (net of
    tax of $11,020)           -          -        -           -        -           -        -          -              (20,754)
   Other comprehensive                                                                                               --------
    loss, net of tax          -          -        -           -        -           -                 (11,710)         (11,710)
                                                                                                                     --------
Total comprehensive income    -          -        -           -        -           -        -          -             $ 38,823
Dividend on common                                                                                                   ========
 stock - $1.00 per share      -          -        -           -        -         (22,511)   -          -
Capital transactions
 of subsidiary                -          -        -           -        -           1,843    -          -
------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1999         4,511,605 18,000,000    -          $45     $180     $1,705,841  $ -         $8,416
============================================================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
-------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)   BUSINESS AND BASIS OF PRESENTATION

     BHC Communications, Inc. is a majority owned (80.0% at December 31, 1999 and 79.96% at December 31, 1998) subsidiary of Chris-Craft Industries, Inc. BHC's primary business is television broadcasting, conducted through wholly owned subsidiaries, which operate three television stations, and through majority owned (58.1% at December 31, 1999 and 58.5% at December 31, 1998) United Television, Inc. (UTV), which operates seven television stations, one of which was acquired in July 1999.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN's start-up losses. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 10.

     The accompanying consolidated financial statements include the accounts of BHC and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of UTV shareholders other than BHC in the net income and net assets of UTV is set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. BHC has elected to present Comprehensive Income in the Consolidated Statements of Shareholders' Investment. Such amounts have been presented net of income taxes and minority interest. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates and assumptions. Actual results could differ. Certain prior year amounts have been restated to conform with the 1999 presentation.

(B) FINANCIAL INSTRUMENTS

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

                                               Gross Unrealized
                                               ----------------
(In Thousands)                        Cost     Gains     Losses
Fair Value
---------------------------------------------------------------------
December 31, 1999:
U.S. Government
 securities            $1,149,089  $    35   $2,520     $1,146,604
Other                      54,126   21,089    2,675         72,540
---------------------------------------------------------------------
                       $1,203,215  $21,124   $5,195     $1,219,144
=====================================================================
December 31, 1998:
U.S. Government
 securities            $1,093,744  $ 1,656   $   27     $1,095,373
Other                      74,670   33,034    1,007        106,697
-----------------------------------------------------------------
                       $1,168,414  $34,690   $1,034     $1,202,070
=====================================================================

     Of the U.S. Government securities held at December 31, 1999, 98% mature within one year and all within 16 months.

     Certain additional information related to BHC's marketable securities as of and for the years ended December 31, 1999, 1998 and 1997 is as follows:

(In Thousands)                    1999           1998            1997
----------------------------------------------------------------------
Sales proceeds                  $463,317     $414,133     $1,002,103

Realized gains                    33,153        6,018          1,256
Realized losses                       30          702            177
Net unrealized gain               15,929       33,656         13,603
Adjustment for unrealized
  gain, net of deferred income
  taxes and minority interest   $  8,416     $ 20,126     $    7,949
======================================================================

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

     BHC's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1999. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1999 are $45,997,000, $26,548,000, $11,331,000 and $496,000 in
2001, 2002, 2003 and thereafter, respectively. The net present value at December 31, 1999 of such payments, based on an 8.5% discount rate, was approximately $68,400,000. See Note 7.

(D) DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. Amounts primarily relate to television station WWOR, which was acquired in 1992, and television stations WRBW and WUTB, the assets of which were acquired in 1999 and 1998, respectively, and are being amortized on a straight-line basis over 40-year periods. Accumulated amortization of intangible assets totalled $88,861,000 at December 31, 1999 and $76,984,000 at December 31, 1998.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

     Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $44,222,000 in 1999, $47,654,000 in 1998 and $43,944,000 in 1997. Barter expense in each year approximated barter revenue.

(G) EARNINGS PER SHARE

     Basic per share amounts have been computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted per share amounts have been computed by dividing net income, less the adjustment for dilution of UTV net income ($94,000 in 1999, $103,000 in 1998 and $179,000 in 1997) resulting from the assumed exercise of UTV stock options, by the weighted average number of common shares outstanding each year. BHC has no securities outstanding other than its common shares.

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

     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plans using the methodology prescribed by Statement of Financial Accounting Standards
(SFAS) 123, BHC net income would have decreased by $545,000, or $.02 per share ($.02 per share diluted), in 1999, increased by $290,000, or $.01 per share ($.01 per share diluted), in 1998 and decreased by $398,000, or $.02 per share ($.01 per share diluted), in 1997. Such pro forma amounts are based on fair value estimates using the Black-Scholes option pricing model, and may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and dditional options may be granted in future years.

(I) SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF NONCASH
INVESTING ACTIVITIES

     Cash paid for income taxes totalled $35,900,000 in 1999, $31,000,000 in 1998 and $79,500,000 in 1997.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC Capital contributions.

NOTE 2
----------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. On

March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 10.
UPN has been organized as a partnership, and BHC accounts for its partnership interest under the equity method. The carrying value of such interest, which reflects BHC funding of $106,550,000 in 1999 and $88,100,000 in 1998, and BHC's pro rata share of UPN losses in those years, totalled $9,821,000 at December 31, 1999 and $615,000 at December 31, 1998, and is included in Investments on the accompanying Consolidated Balance Sheets. Condensed consolidated financial statements of UPN are as follows:

Balance Sheets
                                                 December 31,
                                          -------------------------
(In Thousands)                               1999           1998
-------------------------------------------------------------------
Current assets                            $ 85,531        $ 92,934
Other assets                                30,826          27,305
-------------------------------------------------------------------
                                          $116,357        $120,239
===================================================================
Current liabilities                       $ 96,715        $119,008
Partners  capital                           19,642           1,231
-------------------------------------------------------------------
                                          $116,357        $120,239
===================================================================
Statements of Operations
                                      Year ended December 31,
                                ------------------------------------
(In Thousands)                    1999        1998          1997
--------------------------------------------------------------------
Operating revenues*             $134,127     $  96,401     $  89,997
Operating expenses*              325,845       275,165       261,962
--------------------------------------------------------------------
   Operating loss               (191,718)     (178,764)     (171,965)
Other income (expense), net       (2,970)        1,571         1,768
--------------------------------------------------------------------
   Net loss                    $(194,688)     $(177,193)   $(170,197)
====================================================================
* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

     The following information as it relates to UPN is provided in accordance with SFAS 131. See Note 9.

                                           Year ended December 31,
                                        -----------------------------
(In Thousands)                            1999      1998       1997
---------------------------------------------------------------------
Depreciation and amortization             $751     $2,069     $1,794
Capital expenditures                      $454     $1,565     $  467

NOTE 3
----------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:

                                      December 31,
                              -------------------------
(In Thousands)                   1999          1998
-------------------------------------------------------
Accounts payable              $    6,485     $   6,490
Accrued expenses -
     Deferred barter revenue      39,754        38,824
     Payroll and compensation     34,931        27,584
     Other                        27,265        20,355
-------------------------------------------------------
                              $  108,435     $  93,253
=======================================================

NOTE 4
----------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

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

     From 1990, when BHC became a public company, through December 31, 1998, BHC purchased 6,895,590 shares of its Class A common stock, including 226,503 from UTV in 1998, at an aggregate cost of $516,503,000. Chris-Craft's ownership interest in BHC during that period increased to 80% (representing 97.6% of BHC's voting power) from 60%. No additional shares were acquired by BHC during 1999. At December 31, 1999, 185,497 Class A common shares remained authorized for purchase.

     Capital transactions of subsidiary, as set forth in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment, reflect purchases by UTV of its common shares totalling
$828,000 in 1999, $7,010,000 in 1998 and $2,755,000 in 1997, proceeds to UTV of $4,849,000 in 1999, $3,579,000 in 1998 and $3,939,000 in
1997 from the exercise of stock options, and UTV dividend payments of $4,708,000 in 1999, $4,688,000 in 1998 and $4,687,000 in 1997,
adjusted for intercompany eliminations and minority interest.

NOTE 5
----------------------------------------------------------------------
RETIREMENT PLANS:

     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years. BHC pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, totalled $3,999,000 in 1999, $3,888,000 in 1998 and $3,434,000 in
1997.

     It is not practical to determine which assets of the Chris-Craft pension plan relate to BHC. The estimated funded status of the Chris-Craft and UTV plans in which BHC participates, including amounts accrued in the nonqualified plans, was as follows:

                                                December 31,
                                           ----------------------
(In Thousands)                               1999         1998
-----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year    $ 59,181     $ 49,681
  Service cost                                4,065        4,187
  Interest cost                               3,931        3,574
  Actuarial (gain)/loss                      (7,825)       2,156
  Amendments                                   -             471
  Benefits paid                              (2,430)        (888)
-----------------------------------------------------------------
Benefit obligation at end of year            56,922       59,181
-----------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at
 beginning of year                           37,219       32,633
  Actual return on plan assets                3,082        3,649
  Employer contributions                      4,139        1,825
  Benefits paid                              (2,430)        (888)
-----------------------------------------------------------------
Fair value of plan assets at
 end of year                                 42,010       37,219
-----------------------------------------------------------------
Plan assets less than projected
  benefit obligation                        (14,912)     (21,962)
Unrecognized initial net asset                  (34)         (84)
Unrecognized prior service cost                 699          746
Unrecognized net actuarial gain              (9,308)      (1,313)
-----------------------------------------------------------------
Pension liability                          $(23,555)    $(22,613)
=================================================================

Assumptions used in accounting for pension plans for each year are as follows:

                                             1999      1998      1997
Discount rate at end of year                 7.50%     6.75%     7.25%
Rate of increase in future compensation
 levels                                      4.00%     4.00%     4.50%
Expected long-term rate of return on
 assets                                      7.75%     7.75%     7.75%

     The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the above plans that had an accumulated benefit obligation in excess of the fair value of plan assets were $10,456,000, $13,972,000, and $0, respectively, at
December 31, 1999, and $27,464,000, $35,883,000, and $14,973,000,
respectively, at December 31, 1998.

     The aggregate BHC expense of other retirement plans in which its employees participate, primarily stock purchase and profit sharing plans of Chris-Craft and UTV and related accruals in the nonqualified retirement plans mentioned above, totalled $10,959,000 in 1999, $5,212,000 in 1998 and $8,811,000 in 1997.

NOTE 6
----------------------------------------------------------------------
INCOME TAXES:

     Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                         Year ended December 31,
                                   ---------------------------------
(In Thousands)                        1999      1998        1997
--------------------------------------------------------------------
Current:
     Federal                      $ 34,300    $ 24,700     $ 61,900
     State                           9,700       8,300       18,400
--------------------------------------------------------------------
                                   44,000       33,000       80,300
--------------------------------------------------------------------
Deferred:
     Federal                       (2,300)      (2,000)      20,600
     State                            200          500          100
--------------------------------------------------------------------
                                   (2,100)      (1,500)      20,700
--------------------------------------------------------------------
                                 $ 41,900     $ 31,500     $101,000
====================================================================

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                          Year ended December 31,
                                    ---------------------------------
(In Thousands)                           1999     1998     1997
----------------------------------------------------------------------
Taxes at federal statutory rate      $ 38,716    $ 30,625    $ 87,727
State income taxes, net                 6,435       5,720      12,025
Amortization of intangible assets       3,125       3,125       3,127
Realization of tax benefit             (6,500)     (8,500)       -
Other                                     124         530      (1,879)
----------------------------------------------------------------------
                                     $ 41,900    $ 31,500    $101,000
======================================================================

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                     December 31,
                                                 --------------------
(In Thousands)                                      1999       1998
---------------------------------------------------------------------
Accrued liabilities not deductible until paid     $19,664     $18,142
Film contract rights                                8,254       8,325
----------------------------------------------------------------------
     Deferred tax assets                           27,918      26,467
----------------------------------------------------------------------
Investments                                       (16,919)    (18,772)
Other intangibles                                  (3,324)     (1,589)
Property and equipment                             (2,158)     (2,380)
SFAS 115 adjustment                                (5,851)    (12,031)
----------------------------------------------------------------------
     Deferred tax liabilities                     (28,252)    (34,772)
----------------------------------------------------------------------
     Net deferred tax liabilities                 $  (334)    $(8,305)
======================================================================

     During 1999, BHC became a member of the Chris-Craft affiliated group and, accordingly, will be included in Chris-Craft's consolidated federal income tax return. Pursuant to the terms of a tax sharing agreement with Chris-Craft, BHC's federal income tax provision continues to be computed on a separate company basis. The related benefits or liabilities which are ultimately realized through Chris-Craft are included in the income tax accounts set forth in the accompanying Consolidated Balance Sheets. As of December 31, 1999, the federal obligation payable to Chris-Craft was approximately $10.6 million.

NOTE 7
----------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

     The aggregate amount payable by BHC s television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $278,000,000 at December 31, 1999 (including $78,300,000 applicable to UTV).

     At December 31, 1999, UTV remains obligated for possible future consideration relating to the purchase of WRBW of up to $25,000,000.

     In April 1999, a jury awarded damages totalling $7.3 million (approximately $8.4 million including legal fees and interest through March 2000) to a former WWOR employee who filed suit alleging discrimination by the station. The station and its counsel believe the award to be unjustified and have filed an appeal which is expected to be heard in late 2000. It is not possible to reasonably estimate the amount, if any, which ultimately will be paid. Accordingly, no amount has been reserved in BHC's financial statements relating to this matter.

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

NOTE 8
----------------------------------------------------------------------
RELATED PARTY TRANSACTIONS:

     Included in selling, general and administrative expenses are management fees BHC considered reasonable and paid Chris-Craft of $12,000,000 in 1999, 1998 and 1997, and management and directors' fees UTV paid Chris-Craft totalling $570,000 in each of the three years.

NOTE 9
----------------------------------------------------------------------
SEGMENT REPORTING:

     In 1998, BHC adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." BHC has one reportable segment, its television business, which is reported in the consolidated financial statements. UPN, which is accounted for on the equity method, is also considered a reportable segment under SFAS 131. However, all required segment information is included in Note 2.

NOTE 10
----------------------------------------------------------------------
SUBSEQUENT EVENT:

     On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom for a $5,000,000 cash payment, under the "buy-sell" provisions of the UPN Joint Venture Agreement, which Viacom had triggered. On March 16, 2000, a New York State Supreme Court upheld Viaco's exercise of the buy-sell in a lawsuit brought by BHC that sought to enjoin the Viacom- CBS merger as a violation of the non-compete provision of the Joint Venture Agreement. The sale is expected to close by March 31, 2000.

     As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. BHC's eight television stations that are currently affiliated with UPN will remain affiliates after the sale. BHC expects to record a loss of approximately $10,000,000 in connection with the sale, to be reflected in results of operations for the three months ended March 31, 2000.

REPORT OF INDEPENDENT ACCOUNTANTS

1301 Avenue of the Americas
New York, NY 10019

To the Board of Directors and
Shareholders of BHC Communications, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of BHC Communications, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

February 14, 2000, except as to Note 10 which is as of March 20, 2000

/s/ PricewaterhouseCoopers

SELECTED
FINANCIAL DATA

(In Thousands of
 Dollars Except                 As of and for the Year ended December 31,
 per Share Data)            1999        1998        1997        1996       1995

Operating revenues    $  469,347  $  445,850  $  443,499  $  446,292  $  454,702

================================================================================
Operating income      $  102,156  $   96,729  $  101,338  $  107,148  $ 118,579
Interest and other
 income                  105,805      79,366      82,809      81,849     82,483
Equity in United
 Paramount Network
 loss                    (97,344)    (88,597)    (87,430)   (146,313)  (129,303)
Gain on change of
 ownership in United
 Paramount Network         -           -         153,933       -           -
Income taxes             (41,900)    (31,500)   (101,000)    (21,000)   (18,800)
Minority interest        (18,184)    (16,425)    (18,473)    (17,448)   (15,902)
--------------------------------------------------------------------------------
Net income            $   50,533  $   39,573  $  131,177  $    4,236  $   37,057
================================================================================

Earnings per share -
     Basic            $     2.24  $     1.75  $     5.62  $      .18  $     1.51
     Diluted                2.24        1.75        5.61         .17        1.50
Cash dividends
 declared per share         1.00        1.00        1.00          -         1.00
Cash and marketable
 securities            1,336,328   1,403,245   1,487,280   1,391,992   1,499,365
Film contract rights     151,369     123,502     121,977     144,034     145,902
Investments              101,371      67,299      47,594      46,944      10,065
Total assets           2,224,448   2,142,601   2,142,488   2,097,263   2,159,010
Long-term debt             -           -           -            -           -
Minority interest        160,550     139,876     115,473      95,227      95,252
Shareholders'
 investment            1,714,482   1,696,327   1,724,954   1,705,533   1,781,893
Book value per share   $   76.16  $    75.35  $    75.35  $    71.95  $    73.14

STOCK PRICE, DIVIDEND AND RELATED INFORMATION

     BHC Class A common stock is traded on the American Stock Exchange. The high and low sales prices of these shares are shown below for the periods indicated. At February 29, 2000, there were 6,118 holders of record of Class A common stock. All BHC Class B common shares, which in general are nontransferable, are held by Chris-Craft Industries, Inc., and, accordingly, there is no trading market for such shares.

                                First     Second    Third     Fourth
                                Quarter   Quarter   Quarter   Quarter
----------------------------------------------------------------------
1999
High                            129       132 1/8   139 5/8   169
Low                             107       111 1/2   123 1/4   138
----------------------------------------------------------------------
1998
High                            142       145 5/16  140 3/4   122
Low                             125 3/8   135 1/8   108       102 9/16
----------------------------------------------------------------------

     BHC paid special cash dividends of $2.00 per share in February 2000 and $1.00 per share in February 1999. BHC plans to consider annually the payment of a special dividend.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In Thousands of Dollars      First     Second      Third     Fourth
 Except per Share Data)     Quarter    Quarter    Quarter    Quarter       Year
--------------------------------------------------------------------------------
Year Ended December 31, 1999

Operating revenues         $106,495   $118,369   $114,293   $130,190   $469,347
Operating income             20,231     30,026     25,611     26,288    102,156
Interest and other income    18,746     24,173     18,357     44,529    105,805
Equity in United Paramount
 Network loss               (30,150)   (27,188)   (16,900)   (23,106)   (97,344)
Income before income taxes
 and minority interest        8,827     27,011     27,068     47,711    110,617
Net income                    1,980     10,718     11,742     26,093     50,533
Earnings per share -
  Basic                         .09        .48        .52       1.16       2.24
  Diluted                  $    .09   $    .47   $    .52   $   1.16   $   2.24

Year Ended December 31, 1998

Operating revenues         $ 99,575   $120,500   $102,794   $122,981   $445,850
Operating income             13,387     34,369     20,683     28,290     96,729
Interest and other income    20,054     18,742     20,168     20,402     79,366
Equity in United Paramount
 Network loss               (19,910)   (22,471)   (10,438)   (35,778)   (88,597)
Income before income taxes
 and minority interest       13,531     30,640     30,413     12,914     87,498
Net income                    5,998     14,597     15,812      3,166     39,573
Earnings per share -
  Basic                         .26        .65        .70        .14       1.75
  Diluted                  $    .26    $   .64   $    .70   $    .14   $   1.75


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Liquidity and Capital Resources

     BHC's financial position continues to be strong and highly liquid. Cash and marketable securities totaled $1.34 billion at December 31, 1999, and BHC has no debt outstanding. BHC has expended significant funds developing United Paramount Network since UPN's inception in 1994, but cash flow provided from BHC's operating activities has exceeded such BHC funding of UPN.

     BHC's operating cash flow is generated primarily by its core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $1.1 million in 1999 and by $12.3 million in 1998), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such amounts, broadcast cash flow in 1999 increased 17%, while station earnings increased 7%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     BHC's cash flow additionally reflects earnings associated with its cash and marketable securities, which balances declined slightly, to $1.34 billion at December 31, 1999 from $1.40 billion at December 31, 1998. Such $66.9 million decline was incurred despite 1999 operating cash flow of $154.3 million, primarily due to the $61.3 million cash acquisition of television station WRBR, UPN funding totalling $106.6 million, capital expenditures totalling $19.6 million and the payment by BHC of a special dividend totalling $22.5 million.

     A special $2.00 per share cash dividend, aggregating $45.0 million, was paid in February 2000. Special cash dividends of $1.00 per share were paid in February 1999, aggregating $22.5 million, February 1998, aggregating $22.7 million, and February 1997, aggregating $23.6 million. BHC plans to consider annually the payment of a special dividend.

     During the period from April 1990 through December 31, 1998, BHC expended $516.5 million to purchase 6,895,590 of its Class A common shares, including 226,503 shares in 1998 from United Television, Inc., BHC's 58% owned subsidiary. No additional shares have been purchased by BHC in 1999, and 185,497 Class A shares remained authorized for purchase at December 31, 1999. During the four year period ended December 31, 1999, UTV expended $43.4 million acquiring its own common shares, of which $0.8 million was expended in 1999, and, at December 31, 1999, 721,249 UTV shares remained authorized for purchase.

     In January 1998, UTV purchased the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80.2 million in cash. The station's call letters were changed to WUTB, and the station became a UPN affiliate. In July 1999, UTV purchased the assets of UHF television station WRBW, Channel 65, a UPN affiliate in Orlando, Florida, for $61.3 million in cash and possible future consideration. BHC intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. BHC believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. Since then, BHC and Viacom have shared equally UPN's losses and funding requirements. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 10. UPN incurred start-up losses of $194.7 million in 1999, $177.2 million in 1998, $170.2 million in 1997, $146.3 million in 1996 and $129.3 million in 1995. BHC funding of UPN totalled $106.6 million in 1999, $88.1 million in 1998 and $48.2 million in 1997.

     BHC's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1999, commitments for such programming totalled approximately $278.0 million, including $78.3 million applicable to UTV. BHC capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1999 (including any related to UPN) were not material. During 1999, BHC stations continued the process of converting to digital television (DTV). This conversion requires the purchase of digital transmitting equipment to telecast over newly assigned frequencies. KCOP in Los Angeles, KBHK in San Francisco and KTVX in Salt Lake City made the initial conversion to DTV signal transmission during 1999. This conversion rollout is expected to take a number of years and will be subject to competitive market conditions. BHC expects that its expenditures for future film contract commitments and capital requirements for its present business, including the cost to convert to DTV, will be satisfied primarily from operations, marketable securities or cash balances.

     Year 2000 issues did not have a material effect on BHC business, results of operations, or financial condition, and the compliance cost was immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BHC is subject to certain market risk relating to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1999 about the U.S. Government securities which are subject to interest rate sensitivity and the equity securities which are subject to equity market sensitivity.

(In Thousands)                        Cost      Fair Value
----------------------------------------------------------
U.S. Government securities         $1,149,089   $1,146,604
Equity securities                  $   54,126   $   72,540

     All of BHC's marketable securities have been categorized as available for sale, and are comprised substantially of U.S.
Government securities, 98% of which mature in one year and all of which mature in 16 months.

RESULTS OF OPERATIONS - 1999 VERSUS 1998

     BHC net income in 1999 rose to $50,533,000, or $2.24 per share ($2.24 per share diluted), from net income in 1998 of $39,573,000, or $1.75 per share ($1.75 per share diluted). The 28% increase in net income is mostly attributable to marketable securities gains.

     Television station earnings in 1999 increased 7%, to $131,808,000 from $123,123,000, and rose 10% excluding expense associated with stock price based retirement plans. The increase in station earnings primarily reflects growth in station operating revenues, which more than offset modest increases in station operating expenses. Station operating revenues rose 5%, to $459,938,000 from $436,664,000, and same station operating revenues rose 4%. Station operating revenues were positively affected by generally strong demand for television advertising time, as well as the generally positive impact of UPN's improved competitive position on the prime time results of BHC's eight UPN affiliates. Nonetheless, several BHC stations recorded lower operating revenues in 1999. Station operating revenues in 1998 include retroactive network compensation recorded by our NBC affiliate upon finalization of a long-term affiliation agreement. Such compensation was offset by certain copyright royalty revenues recorded in 1999.

     The increase in station earnings was partially offset by a decline, to $8,777,000 from $10,202,000, in earnings at BHC's television production subsidiaries, and a $1.1 million increase in corporate office expense. Operating income in 1999 accordingly rose 6%, to $102,156,000 from $96,729,000. Excluding stock price based retirement plan expense, operating income increased 10% in 1999.

     UPN's loss in 1999 widened to $194,688,000 from $177,193,000, reflecting the expansion of the network's prime time schedule to five weekday evenings from three during most of 1998, as well as ratings shortfalls and expenses related to cancelled programs earlier in 1999. BHC's 50% share of UPN's loss accordingly rose to $97,344,000 from $88,597,000 in 1998. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 10.

     Interest and other income, which consists mostly of amounts earned on cash and marketable securities holdings, rose significantly in 1999, to $105,805,000 from $79,366,000. The increase reflects a
$27.8 million increase, to approximately $33.1 million from approximately $5.3 million, in marketable securities gains. Interest income declined slightly in 1999, due to a modest decline in the average amount of funds invested.

     BHC's effective income tax rate reflects in both years the realization of certain income tax benefits.

     Minority interest reflects the interest of shareholders other than BHC in the net income of UTV, 58.1% owned by BHC at December 31, 1999 and 58.5% owned by BHC at December 31, 1998 and December 31,
1997.

     Earnings per share amounts prior to 1999 reflect reductions in weighted average common shares outstanding resulting from purchases by BHC of its Class A common shares.

RESULTS OF OPERATIONS - 1998 VERSUS 1997

     BHC net income in 1998 declined to $39,573,000, or $1.75 per share ($1.75 per share diluted), from net income in 1997 of $131,177,000, or $5.62 per share ($5.61 per share diluted). The decline in net income primarily reflects the 1997 pretax gain of $153,933,000 recorded on the transaction through which BHC reduced its UPN ownership interest to 50% from 100%. See Note 10. Earnings at BHC's core broadcast television business declined slightly, as did income earned on BHC's cash and marketable securities holdings.

     Television station earnings, after a small loss at station WUTB, were $123,123,000, down 2% from 1997 earnings of $125,966,000. Station group earnings in 1998 reflect increased current year and retroactive revenue resulting from a new long-term affiliation agreement at our NBC affiliate. In addition, 1998 station earnings reflect a reduction of approximately $3,300,000 in expense associated with stock price based retirement plans. Total station operating revenues rose slightly, to $436,664,000 from $434,729,000, while same station revenues, reflecting disappointing ratings in several key markets, declined less than 2%, after adjusting for the prior years' network affiliation fees.

     The decline in station earnings was fully offset by an increase, to $10,202,000 from $7,098,000, in earnings at BHC's television production subsidiaries. However, after WUTB goodwill amortization and a non-recurring severance expense, operating income in 1998 declined 5%, to $96,729,000 from $101,338,000 in 1997.

     UPN incurred a loss of $177,193,000 in 1998, compared to a loss of $170,197,000 in 1997. The network's costs increased due to the expansion of its prime time schedule to five nights a week from three. BHC's 50% share of the loss totalled $88,597,000, compared to its 1997 share of $87,430,000.

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

Quarterly Financial Information (Unaudited)

                          First    Second   Third    Fourth
(In thousands of dollars  Quarter  Quarter  Quarter  Quarter   Year
 except per share data)

Year Ended December 31, 1999
----------------------------
Operating revenues   $111,460  $123,825  $119,804  $136,458  $491,547
Operating income       19,566    27,687    24,351    22,593    94,197
Interest and other
 income, net           18,676    24,464    18,190    44,853   106,183
Equity in United
 Paramount Network
 loss                 (30,150)  (27,188)  (16,900)  (23,106)  (97,344)
Income before income
 taxes and minority
 interest               8,092    24,963    25,641    44,340   103,036
Net income                748     6,722     7,761    27,202    42,433
Earnings per share -
     Basic                .02       .19       .27       .78      1.21
     Diluted         $    .02  $    .15  $    .18  $    .62 $     .97

Year Ended December 31, 1998

Operating revenues   $104,974  $125,685  $107,352  $129,082 $467,093
Operating income        9,340    34,488    24,639    26,203   94,670
Interest and other
 income, net           19,711    20,013    19,983    20,630   80,337
Equity in United
 Paramount Network
 loss                 (19,910)  (22,471)  (10,438)  (35,778) (88,597)
Income before income
 taxes and minority
 interest               9,141    32,030    34,184    11,055   86,410
Net income              1,770    12,122    14,505     1,073   29,470
Earnings per share -
  Basic                   .05       .35       .42       .03      .84
  Diluted            $    .04  $    .28  $    .33  $    .02 $    .67

Selected Financial Data
(In thousands of
 dollars except per          As of and for the year ended December 31,
 share data)        ----------------------------------------------------------
                        1999        1998         1997        1996       1995
                    ----------  ----------  ----------  ----------  ----------
Operating revenues  $  491,547  $  467,093  $  464,646  $  465,695  $  472,081
Operating income    $   94,197  $   94,670  $   95,525  $  103,268  $  110,633
Interest and other
 income, net           106,183      80,337      80,556      81,879      83,949
Equity in United
 Paramount Network
 loss                  (97,344)    (88,597)    (87,430)   (146,313)   (129,303)
Gain on change of
 ownership in United
 Paramount Network       -           -         153,933       -           -
Income taxes           (32,300)    (32,500)    (99,600)    (19,500)    (17,600)
Minority interest      (28,303)    (24,440)    (49,483)    (18,522)    (25,714)
    Net income      $   42,433  $   29,470  $   93,501  $      812  $   21,965
Earnings per share -
  Basic             $     1.25  $      .87  $     2.78  $      .01  $      .66
  Diluted                 1.00         .69        2.20         .01         .51
Cash and marketable
 securities          1,359,668   1,415,543   1,501,929   1,395,179   1,523,438
Working capital      1,353,942   1,387,978   1,486,556   1,418,085   1,531,416
Film contract
 rights                151,369     123,502     121,977     144,034     145,902
Investments            104,176      69,881      50,130      48,194      10,065
Total assets         2,345,985   2,245,423   2,226,429   2,137,259   2,203,853
Long-term debt           -           -           -           -           -
Minority interest      503,447     479,820     484,268     506,260     560,326
Shareholders'
 investment         $1,441,803  $1,408,469  $1,383,180  $1,288,918  $1,319,020